19

06012049

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Morgan Crucible Co PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 3 0 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3387

FISCAL YEAR 1-4-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/29/06

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

AR/S
1-4-06

Transforming our business

The Morgan Crucible Company plc
annual report 2005

Morgan

Our business has been streamlined and reshaped to concentrate on ceramics and carbon.

Focusing on these high-value sectors, we are well positioned to exploit our inventive, entrepreneurial skills.

In ceramics, we manufacture piezo-electric surgical components, high-temperature insulating fibre, advanced hard disc-drive components and many other high-tech products.

In carbon, our output includes lightweight body armour, raw materials used in synthetic diamonds and components for aerospace and the exploration of outer space.

In both ceramics and carbon, we are pursuing our passion for profitable innovation.

Back in March 2003 we made a series of commitments.

We told our shareholders that we would boost profits and aggressively focus our resources on market sectors with the most profitable growth potential.

We promised to turn around underperforming businesses and dispose of any that failed to respond to treatment.

We said we would cut the complexity of our businesses and operations.

Now, with our profit improvement programme two-thirds complete, it's time to take stock.

Are we delivering?
Are we keeping our promises?
Is Morgan being transformed?
Read on...

#1 Simplifying

our business structure

Three years ago, our business was unnecessarily complicated and our corporate structure was convoluted and overweight. Not any more. We have slimmed down. We have streamlined our operations from nine reporting units to just three. Focusing on Insulating Ceramics, Technical Ceramics and Carbon, we are now leaner and fitter. Since 2003, in fact, we have closed, partially closed or disposed of around a third of our total manufacturing portfolio. We have also dispensed with another heavy burden - our debt. More about that later.

THIS DOCUMENT IS IMPORTANT AND NEEDS YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take with regard to this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in The Morgan Crucible Company plc you should send this document, together with the accompanying proxy form(s) to the stockbroker or agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Morgan

THE MORGAN CRUCIBLE COMPANY PLC

ANNUAL GENERAL MEETING

A letter from the Chairman of The Morgan Crucible Company plc is set out on pages 3 to 5.

The Notice for the Annual General Meeting is set out on pages 6 and 7 of this document.

To be valid, forms of proxy for use at the meeting should be completed in accordance with the instructions printed thereon and returned to the Company's Registrars as soon as possible, but in any event so as to be received no later than 48 hours before the time appointed for the meeting.

THE MORGAN CRUCIBLE COMPANY PLC

(Registered in England No. 286773)

Registered Office:

Quadrant
55-57 High Street
Windsor
Berkshire
SL4 1LP

20th March 2006

To holders of Ordinary Shares and for information only to holders of 5.5 per cent Cumulative First Preference Shares and 5 per cent Cumulative Second Preference Shares

Dear Shareholder,

THE ANNUAL GENERAL MEETING

Following the introduction last year of a less formal structure for our Annual General Meeting it is our intention to continue with the same format this year. In this respect our Group Chief Executive, Warren Knowlton, will be providing attendees with a presentation for 15 minutes or so on the business of the Group and its performance over the last 12 months. This will give shareholders the opportunity to ask questions relating to the business before moving into the formalities of the Annual General Meeting which must be considered in accordance with the various obligations under which companies such as ours are required to operate. In addition, in recognition of previous shareholder comments we shall be starting the meeting at 11.00 a.m. on Friday 21st April 2006 at St Anne's Manor Hotel, London Road, Wokingham, Berkshire RG40 1ST to transact the ordinary and special business of the meeting.

Notice of the Annual General Meeting can be found on pages 6 and 7 of this document. The ordinary business to be proposed includes the declaration of a final dividend and the re-election of a director of the Company. The special business to be proposed is also set out in the Notice of Annual General Meeting and includes the renewal of the directors' authority to allot shares, the disapplication of pre-emption rights in certain circumstances and the approval to buy back the Company's ordinary shares in the market. The resolutions dealing with both the ordinary and special business are set out in the Notice of the Annual General Meeting.

Only shareholders holding ordinary shares may vote at the Annual General Meeting.

A form of proxy in respect of your shareholding, is enclosed with this letter. You are requested to complete all forms of proxy and return them to the Company's Registrars, **Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive no later than 11.00 a.m. on 19th April 2006.** Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the meeting.

These notes are intended to explain the directors recommendation for the payment of a final dividend in respect of 2005, the Company's Dividend Re-Investment Plan ("DRIP"), the re-election of a director of the Company and the special business to be transacted at the Annual General Meeting.

Ordinary Resolution 3

The directors are recommending the payment of a final dividend of 2.5p per share on the ordinary shares in respect of the year ended 4th January 2006 which, if approved by shareholders, will be payable on 6th July 2006 to shareholders on the register at the close of business on 2nd June 2006. The Company has a Dividend Re-Investment Plan ("DRIP"), administered by Capita Registrars, which enables shareholders to re-invest their cash dividend in existing shares in the Company. If you are not currently registered for the DRIP you will find a Form of Election enclosed with this letter which, if you wish to participate, you will need to complete and return to Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR to arrive no later than 6th June 2006. If there is no Form of Election enclosed, then you are already registered for the DRIP and you will need to contact Capita Registrars if you wish to withdraw. You will find enclosed with this letter updated DRIP Terms and Conditions, which apply to shareholders already registered as well as any new participants.

Ordinary Resolution 4

Re-election of Directors

It is my intention to stand down as Chairman and resign from the board before the end of this year, as I have now been a director of the Company for over nine years. I will be announcing my successor when the appropriate nomination procedures have been completed.

Mr Warren Knowlton has been in office for over three years (having been appointed to the Board in December 2002) and therefore offers himself for re-election. As you will know, Warren has done an excellent job for shareholders and will be stepping down as Chief Executive at some time in the third quarter of this year. Mr. Knowlton was appointed to the Board as an Executive Director in December 2002 and became Group Chief Executive Officer in January 2003. He was previously an Executive Director of Pilkington plc and also serves as a Non-Executive Director of Smith & Nephew plc where he chairs the Audit Committee of that Board.

Special Business

Ordinary Resolution 6

Authority to allot shares

The Directors currently have an authority to allot equity securities which is due to lapse at the forthcoming Annual General Meeting. The Board is seeking to renew that authority over a maximum of 97,776,040 ordinary shares having an aggregate nominal amount of £24,444,010 representing one third of the issued ordinary share capital of the Company as at 14th March 2006. If shares already reserved for issue, are omitted from the calculation, then the authority would represent 27.58 per cent of the Company's issued ordinary share capital as at that date. The authority will lapse 15 months from the passing of the resolution or at the next Annual General Meeting, whichever shall first occur. The Directors may issue new ordinary shares on the exercise of options and the issue of shares pursuant to the Company's various employee share schemes and, as necessary, as consideration for the acquisition of companies or businesses. The Directors have no present intention to issue any shares under the authority being sought except in connection with the Company's employee share schemes. The Company holds no treasury shares.

Special Resolution 7

Disapplication of pre-emption rights

This resolution gives authority to the Board to allot ordinary shares for cash other than to existing shareholders in proportion to their existing holdings for a period not exceeding 15 months from the date of the passing of the resolution or until the next Annual General Meeting, whichever shall first occur. The authority would be limited to 14,666,404 new ordinary shares having an aggregate nominal amount of £3,666,601 representing just less than 5 per cent of the Company's issued ordinary share capital as at 14th March 2006.

Special Resolution 8

Purchase of ordinary shares in the market

The Directors are seeking to renew shareholder approval to enable the Company to purchase some of the Company's ordinary shares in the market. This approval was also secured at the Annual General Meeting held last year. The Directors would only exercise this authority if they were satisfied that a purchase would increase earnings per share and would be in the interests of members generally. The Directors have no current intention to use this authority in respect of any particular shares held by any particular shareholder.

The proposed authority will be limited by the terms of the Special Resolution to the purchase of up to 29,303,479 ordinary shares, which represents just less than 9.99 per cent of the issued ordinary share capital as at 14th March 2006. The minimum price payable per share (exclusive of expenses) would be its nominal amount (this being 25p) and the maximum price (exclusive of expenses) would be five per cent above the average of the middle market quotation of the ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding any purchase.

Any such purchases would be made on the market and would be paid for out of distributable profits. Shares purchased would either be cancelled or held as treasury shares. The authorised ordinary share capital figure would remain unaffected.

As at 14th March 2006 there were outstanding options to subscribe for 16,873,090 ordinary shares which represents 5.75 per cent of the issued ordinary share capital of the Company as at that date. In the event that the Directors do exercise this authority in full, the outstanding options to subscribe for ordinary shares would represent 6.39 per cent of the issued ordinary share capital of the Company as at that same date.

Details of any shares purchased pursuant to the proposed authority will be notified to a Regulatory Information Service as soon as possible and in any event by 7.30 a.m. on the business day following the purchase and the Registrar of Companies will be so notified within 28 days. Details will also be included in the Company's Annual Report in respect of the financial period in which any purchases take place.

The authority set out in this Special Resolution would expire 15 months from the date of the passing of the Resolution or at the next Annual General Meeting, whichever shall first occur.

Action to be taken

A form of proxy in respect of your holding for the meeting is enclosed with this letter. You are requested (whether or not you intend to attend the meeting) to complete the form of proxy enclosed with this letter in accordance with the instructions thereon and return it to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive no later than 48 hours before the meeting. Completion and return of a proxy card will not preclude a shareholder from attending and voting at the meeting.

Recommendation

Your Directors consider the above proposals to be in the best interests of the Company and its shareholders as a whole and accordingly recommend you to vote in favour of the resolutions to be proposed at the Annual General Meeting as they intend to do so in respect of their own beneficial shareholdings.

Yours sincerely,

Lars Kylberg
Chairman

THE MORGAN CRUCIBLE COMPANY PLC

("The Company")

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HERBY GIVEN THAT THE SEVENTY-SECOND ANNUAL GENERAL MEETING OF THE COMPANY WILL BE HELD AT ST ANNE'S MANOR HOTEL, LONDON ROAD, WOKINGHAM, BERKSHIRE, RG40 1ST ON 21ST APRIL 2006 AT 11.00 A.M. FOR THE FOLLOWING PURPOSES:

1. To receive the Report of the Directors and the Accounts for the year ended 4th January 2006.

2. To approve the Remuneration Committee Report, as set out in the Report and Accounts for the year ended 4th January 2006.

3. To declare a Final Dividend at the rate of 2.5p per share on the ordinary share capital of the Company for the year ended 4th January 2006 payable on 6th July 2006 to shareholders on the register at the close of business on 2nd June 2006.

4. To re-elect Mr. W.D. Knowlton as a Director.

5. To reappoint KPMG Audit Plc as Auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the members and authorise the Directors to determine their remuneration.

Special Business:

To consider and, if thought fit, pass the following resolutions, of which, resolution 6 will be proposed as an ordinary resolution and resolutions 7 and 8 will be proposed as special resolutions:

Ordinary Resolutions

6. 'THAT the authority conferred on the directors of the Company by Article 8(3) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution or until the next Annual General Meeting, whichever shall first occur, and for that period the "section 80 amount" is £24,444,010 representing one third of the issued ordinary share capital of the Company'

Special Resolutions

7. 'THAT subject to the passing of resolution 6 the authority conferred on the directors of the Company by Article 8(4) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution or on the date of the next Annual General Meeting, whichever shall first occur, and for that period the "section 89 amount" is £3,666,601 representing just less than 5 per cent of the issued ordinary share capital of the Company'

8. 'THAT the directors of the Company be and they are hereby generally and unconditionally authorised for the purpose of Section 163 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 25p each in the issued share capital of the Company ('ordinary shares') provided that:

    (a) the maximum aggregate number of ordinary shares authorised to be purchased is 29,303,479 representing 9.99 per cent of the issued ordinary share capital of the Company;

    (b) the minimum price which may be paid for an ordinary share (exclusive of expenses) is 25p;

    (c) the maximum price which may be paid for an ordinary share (exclusive of expenses) is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;

    (d) Unless previously renewed, varied or revoked this authority shall expire 15 months from the date of the passing of this resolution or at the conclusion of the next Annual General Meeting (whichever is the sooner); and

(e) the Company may make a contract to purchase ordinary shares under this authority which will or may be executed wholly or partly after the expiry of this authority and may make a purchase of ordinary shares in pursuance of such a contract.'

Registered Office:
Quadrant
55-57 High Street
Windsor
Berkshire
SL4 1LP

By Order of the Board
David Coker
Secretary

20th March 2006

Notes:

1. A member of the Company entitled to attend and vote at the Meeting may appoint in writing a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.
2. Members (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including any communications relating to the Company's securities) made at the Meeting.
3. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive at least 48 hours before the time of the meeting.
4. Members who have returned forms of proxy are not thereby precluded from attending the meeting and voting in person if they so wish.
5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of ordinary shares registered in the relevant register of securities of the Company as at 6.00 p.m. on 19th April 2006 (or, in the event that the Annual General Meeting is adjourned, in the register of relevant securities as at 6.00 p.m. on the day which is two days before the day of the adjourned Meeting) shall be entitled to attend and vote at the Annual General Meeting in respect of the number of ordinary shares registered in their names at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 19th April 2006 (or, in the event that the Annual General Meeting is adjourned, in the relevant register of securities after 6.00 p.m. on the day which is two days before the day of the adjourned Meeting) shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.
6. Membership of any Company share scheme or share option scheme does not give any entitlement to attend or vote at the Annual General Meeting.
7. This Notice is sent for information only to holders of any class of preference shares of the Company, such holders not being entitled to attend or vote at the Meeting.

The register of the interests of directors and their families in the share capital of the Company and the service contracts of the directors (including the terms and conditions of appointment of the non-executive directors) will be available for inspection on the day of the Annual General Meeting at the venue for that Meeting from 10.30 a.m. until the meeting is concluded. The same documents are otherwise available for inspection during business hours at the Company's Registered Office.

Printed by **St Ives Financial** B822756/19907
London Luxembourg New York Philadelphia Tokyo


INSULATING CERAMICS
CARBON
TECHNICAL CERAMICS

#2

Expanding

in dynamic economies

Around a third of our manufacturing footprint is now in high-growth, low-cost economies. In China, for instance, we employ over 1,300 people at seven sites, mainly as joint venture operations. Ownership ranges from 51% to 90% and these joint ventures accelerate market access, increase flexibility, cut costs and reduce risk. They allow us to serve both domestic and export markets from a low cost base. Apart from China, we are also tapping-in to the growth opportunities found in the fast-developing markets of India, Eastern Europe and Latin America.

Opposite China is just one of our growth markets worldwide.


FILM RVP 57360

#3 Building leading market positions

Our drive to achieve leading positions in selected profitable, non-cyclical markets is well on track. Already, 80% of our revenue comes from markets in which we hold the number 1 or 2 position. These markets generally have less price commoditisation and higher margins which allow us to obtain a greater return on our assets. As a result the Group has improved underlying operating margins* from 3.8% in 2003 to 9.7% in the second half of 2005.

*Defined as operating profit before financing costs, restructuring costs, costs associated with the settlement of prior period litigation and property disposals divided by revenue.

Opposite We hold leading positions in many of our markets. The material opposite is unprocessed carbon.



#4 Improving efficiency worldwide

We have rationalised. We have simplified. We have relocated. Almost 35% of our workforce is now based in low-cost countries. As a percentage of revenues, our employment costs have fallen significantly. We have made other savings in all areas of the business. Now, as we complete our profit improvement plan we are concentrating on our high-margin, high-growth plan. Free of debt, following the sale of our Magnetics business, we are on the lookout for bolt-on acquisitions to augment our organic growth. We are targeting enterprises making high-tech, high-value products in low-cost, high-growth locations.

Opposite Our newest Technical Ceramics plant opened in 2005.



#5

Focusing on attractive product segments

We are gaining entry to lucrative new markets by leveraging our existing technologies and products. This involves increasing the value-added component and focussing on highly engineered products requiring custom solutions. In Insulating Ceramics we have launched a product called Superwool™ 607 HT, a low bio-persistent insulating fibre that withstands temperatures up to 1300°C. In Technical Ceramics we are continuing to grow our business in medical and surgical applications. In Carbon we have developed second-generation body armour. Importantly, these markets have excellent growth potential.

Opposite Market segments we serve include oil and gas, aerospace, medical, defence, automotive and transportation.








Chairman's statement

Morgan has delivered an excellent set of results this year. Our focus on shareholder value has resulted in top line growth, improving margins and positive cash flow. All of Morgan's divisions contributed to this improved performance, highlighting the underlying strength of your Company.



I am pleased to report excellent progress on our strategic initiatives to simplify Morgan. The most significant part of this was the disposal of our Magnetics division for a total of £300 million, of which £225 million was in cash and £75 million in pension and other liabilities. This transformational deal has significantly improved the balance sheet of Morgan, thus positioning it for profitable growth.

As a result of the positive free cash flow that the Group is now generating, the Board is recommending a resumption of dividend payments. A final dividend of 2.5 pence per share will be proposed at the AGM.

The Morgan Board recognises that it is collectively responsible to the Company's shareholders for the success of the Company. One of the Board's primary accountabilities is to ensure that the highest standards of corporate governance are maintained. During the year the Board complied in full with the Combined Code.

There have been several changes to your Board during the year. Simon Heale joined in February as a non-executive Director. Simon is Chief Executive of the London Metal Exchange and his background, particularly his knowledge and understanding of business in Asia, complement the skills and experience of his fellow Directors. Mark Leiman and Hartmut Eisele were appointed as executive Directors in March. Mark joined Morgan in early 2004 and is the Chief Executive of our Carbon division. Hartmut was the Chief Executive of Morgan's Magnetics division and he resigned from the Board on the completion of the disposal of that business on 8 December 2005.

On 31 December, our senior independent Director, David Godwin retired. David was appointed to the Board in 1998. He chaired our Remuneration Committee and served on our Audit and Nomination Committees. He has had a significant impact on the Board and the Company and I will particularly miss his counsel, wisdom and insight.

Given our desire to improve transparency to shareholders, we have decided to adopt the framework of the Operating and Financial Review (OFR). This provides shareholders with more information on our performance, the risks and opportunities we face and how we manage the business.

Our OFR includes a corporate responsibility review. The Board has been pleased with the progress underway in this area. During the year, Morgan joined the FTSE4Good index. We updated our Statement of Core Values, published our Ethics Policy and we are rolling out our Ethics and Compliance Helpline. We are working to reduce the environmental impact of our operations and the number of work-related accidents is falling. More details are included in our annual Environmental, Health and Safety report which will be published on our website in April 2006.

Delivering better results does not happen by chance. Morgan's progress is down to the skills, professionalism and dedication of our staff. The whole Board was encouraged by the results of our 2005 employee survey which was conducted in eight languages and shows that our people around the world increasingly recognise that they are a part of a global business, that they know how their role contributes to the Company's goals and that they can make a positive contribution to Morgan's future. On your behalf I should like to congratulate them for their achievements and to thank them for all their hard work and commitment.

As we announced in February, Warren Knowlton will be stepping down in the third quarter after leading Morgan in its transformation. I would like to thank him on your behalf for his tireless efforts. Mark Robertshaw, who has been our CFO for 18 months, will take over from Warren. I have every confidence in Mark's ability to lead the Group into its next phase.

Morgan continues to make excellent progress. Your Company is in good shape and is well positioned to achieve profitable growth in line with its goal of delivering superior value to shareholders in the coming years.

Lars Kylberg Chairman

Revenue for Continuing Business at Constant Currency
£m



620
600
580
560
540
520
500
Year
2002
2003
2004
2005

Free Cash Flow (see page 25)
£m



30
20
10
0
-10
Year
2002**
2003**
2004†
2005†

**UK GAAP †IFRS

Underlying Operating Profit* for Continuing Business at Constant Currency
£m



60
50
40
30
20
10
0
Year
2002**
2003**
2004†
2005†

*Operating profit before financing and restructuring costs, costs associated with prior period litigation and property disposals. **UK GAAP †IFRS

Underlying Operating Profit* as a Percentage of Revenue
%



10.0
7.5
5.0
2.5
0.0
Year
2002**
2003**
2004†
2005†

*Operating profit before financing and restructuring costs, costs associated with prior period litigation and property disposals. **UK GAAP †IFRS

Balance sheet transformed:
c £400 million debt eliminated in three years

Underlying operating profit margins nearly at double-digit target a year ahead of schedule

Pension deficit was c 3 times market capitalisation in 2003 compared to a target of 15% for H1 2006

Business simplification since 2003: 9 Divisions reduced to 3; manufacturing footprint reduced by a third

On track delivery of profit improvement programme

This year we have achieved underlying operating profit margins for continuing Group businesses of 9.1% compared to 7.2% in 2004. Like-for-like revenues in continuing businesses are up 4.8%, underlying operating profits* are 32.9% higher and underlying earnings per share are up 31.0%.

This is the result of growth in our selected markets and the rewards of the actions we have taken over the past three years to make our cost base more competitive, focus on what we do best and to invest in growth. We have also concentrated on moving our businesses to lower cost locations. As a consequence our total employee costs as a percentage of sales have decreased from 39.3% in 2003 to 35.7% in the second half of 2005 on a continuing business basis.

Highlights of 2005

All of our divisions reporting have delivered significantly improved profit margins. Cash generation was also strong, even allowing for our investments in restructuring and growth. Capital investment was £45.3 million, exceeding depreciation and amortisation by £14.0 million and we invested £12.5 million in research and development.

The turnover of Carbon business was up 1.9% compared to last year at £199.9 million (2004: £196.1 million). Underlying operating profit for the Carbon business showed a strong improvement up 31% at £27.4 million (2004: £20.9 million).

The Technical Ceramics businesses trading performance reflects substantial progress during the year. Turnover grew 6.7% to £144.8 million (2004: £135.7 million) and underlying operating profit increased by 64.9% to £12.2 million (2004: £7.4 million).

The Insulating Ceramics businesses' trading performance reflects steady progress during the year. Turnover grew 6.1% to £265.1 million (2004: £249.8 million) and underlying operating profit increased by 14.4% to £21.5 million (2004: £18.8 million).

One of the major events in 2005 was the disposal of the Magnetics division. It is the largest transaction in the history of Morgan and as such, has transformed the financial health of the Company. We sold Magnetics for £300 million of which £225 million was in cash and £75 million was transferred pension and employee benefit liabilities. The sale price represented a significant gain on Morgan's investment, given that we paid £115 million cash for the business in 1999. The deal was widely recognised by the financial community as transformational to Morgan's balance sheet and follows several other divestitures such as the sale of the Auto & Consumer business in 2004. Over the past three years we have sold or closed approximately one third of the manufacturing footprint that existed at the beginning of 2003.

We have eliminated our bank debt and we have made a significant reduction in pension and employee liabilities, with further opportunities to reduce pension liabilities in 2006. Our remaining businesses are less cyclical, less vulnerable to raw materials prices and also generate more cash.

Chief Executive Officer's review
Taking things forward

Our full year results for 2005 see Morgan Crucible entering into a new phase. Having spent the past three years restructuring and rationalising the Group, we are now realising the benefits of our profit improvement programme. We are growing our businesses and increasing margins to create value for shareholders. Our three divisions have all delivered strong performances with encouraging top-line growth, profit and margin improvement.

*Defined as operating profit before financing cost, restructuring costs, cost associated with the settlement of prior period litigation and property disposals.

Looking forward

The success of the profit improvement programme coupled with the sale of Magnetics has put us in a far stronger position than before. We will be seeking organic growth across all our divisions that is higher than the GDP growth in their markets. Our growth will be targeted at high growth/lower cost locations such as China and Eastern Europe. We will also be looking for "bolt-on" acquisitions to further strengthen the market positions of our core businesses. As part of this strategy, we announced two joint ventures in China during 2005.

Morgan's product offering is now focused on two key areas: Carbon and Ceramics. We have strong market positions in each with number one or two positions in 80% of our market segments.

Morgan's strengths in applications engineering and superior materials technology, coupled with global process and management capabilities put us at the forefront of materials science. This breadth enables Morgan to respond quickly to market changes and provide customers with high value-added tailored solutions. Understanding the global demands for a variety of high technology markets has enabled Morgan to establish an outstanding reputation for providing value-added solutions through world-class research and development and innovative design.

Our rigorous focus on costs will of course continue into 2006 and beyond. The cost discipline that has been established since 2003 is now embedded across the Company. We are two-thirds of the way through our three-year profit improvement plan and we are delivering on the commitments that we made to our shareholders in February 2004. Given our technologies and market positions, we believe that we can achieve mid-teen operating profit margins in strong markets with a minimum of double digit margins even in poor markets.

Our core businesses are now well positioned in markets that have strong growth characteristics and our aim is to reinforce our established leadership positions. We now have the financial strength and leverage to do so.

In my three years at Morgan, I have been increasingly pleased with the efforts of our people around the world. They have embraced the challenges that have been set to make Morgan a world-class company, delivering both customer satisfaction and shareholder value. Your Company is focused, financially robust, delivering on its targets and is well positioned for further progress in 2006.

Warren Knowlton Chief Executive Officer



Our Business

Group activities

Morgan is a global specialist materials engineering company and has a wide portfolio of products servicing the needs of customers in a range of markets such as electrical components, transportation, fire protection, medical and alternative energy. Founded 150 years ago in 1856, Morgan employs approximately 9,300 people worldwide and has manufacturing operations in 35 countries.

Strategy and objectives

Morgan's strategy is to concentrate on high value-added products and services in selected technologies and markets. By leveraging our strengths in applications engineering and superior materials technology, coupled with global process and management capabilities, we target areas where we have a competitive edge.

Our strategy is:

- To manage actively and to simplify our portfolio of businesses focusing on higher value market segments. We aim to concentrate our portfolio on markets with attractive growth characteristics, low cyclicality and less tendency to commoditisation.
- To achieve leading positions in our chosen markets.
- To increase the value-added component in our offering through technological leadership and increasing levels of customisation.
- To continue to focus on rigorous cost management and enhancing efficiency.
- To develop our presence in global dynamic economies, and to utilise joint ventures as a lower cost, lower risk route for accelerating growth.

We have strong positions in our chosen markets; 80% of revenues are in market segments where we have the number one or two position. Following the sale of the Magnetics division, which was completed in December 2005 for a consideration of £300 million (£225 million of which was in cash), we have the opportunity to accelerate our strategic development. We aim to continue to focus on those businesses where we have leading positions in our target markets, both through organic investment and selected bolt-on acquisitions. Particular opportunities for growth include a number of new product developments such as piezo ceramics in Technical Ceramics, patented silicon carbide/graphite materials in Carbon and the next generation of high temperature Superwool™ 607 HT in Insulating Ceramics.

The Board also intends to use the proceeds of the sale of Magnetics to help reduce borrowings. Further, we aim to reduce substantially the deficit in the UK pension schemes during 2006, and we will consider the selective buyback of shares.

Changes in the Group's composition

We have changed the structure of Morgan radically in the past three years. At the beginning of 2003 there were nine business units. As part of the rationalisation programme, three business units were amalgamated to become the Carbon division, a further two were merged to become the Technical Ceramics division and the Thermal Ceramics and Crucibles businesses report as the Insulating Ceramics division. In 2004, the Auto & Consumer business was sold, and the sale of the Magnetics division was completed in December 2005.

As is further described in the divisional sections, Morgan now reports as three divisions: Carbon, Technical Ceramics and Insulating Ceramics.

Divisional restructuring

Magnetics				Sold	
Mechanical Carbon					
Specialty Graphite					Carbon
Industrial + Rail Traction					
Auto + Consumer			Sold		
Advanced Ceramics					
Electro Ceramics					Technical Ceramics
Thermal Ceramics					
Crucibles					Insulating Ceramics
Year	2002*	2003*	2004†	2005†	2005 (Continuing business)
Revenue (£m)	880.3	849.6	795.9	745.7	609.8
Underlying operating profit margin	3.9%	5.0%	7.0%	8.9%	9.1%

*UK GAAP †IFRS

Review of 2005 results

The main performance measures used by the Company are revenue, operating profits and cash generation. Morgan's continuing businesses made good progress against all of these in 2005 and towards the commitment made at the time of our rights issue to achieve double-digit operating margins by early 2007.

Revenue

Revenue for continuing activities were up 4.8% to £609.8 million. The effect of exchange rates, mainly the strengthening of the euro over the past year, had a favourable impact of £8.5 million. Excluding the effect of currency translation, continuing revenues grew by 3.4%. Further detail of each division's growth is included in the review of operations on pages 18 to 23.

Total revenue for the Group was £745.7 million (2004: £795.9 million). The year-on-year reduction was due primarily to the disposal of the Magnetics division announced in September 2005.

Profits and margins

Underlying operating profit on continuing businesses, which we define as operating profit before financing costs, restructuring costs, costs associated with the settlement of prior period litigation and property disposals, increased by 32.9% to £55.4 million, with margins up from 7.2% to 9.1%. There was a favourable currency translation impact of £1.3 million. Underlying earnings per share were up 31.0% to 13.1 pence.

Profit before tax on a statutory basis was £20.4 million compared with a loss of £31.0 million in 2004.

Cash generation

Operating net cash inflow was £48.5 million, which included an adverse cash impact from restructuring costs and costs associated with anti-trust litigation of £30.8 million (2004: £26.0 million). There was a working capital increase of £6.2 million (2004: decrease £7.0 million). The disposal of the Magnetics division for £225 million cash and £75 million of pension and other employer liabilities assumed by the purchaser has transformed the financial position of Morgan, eliminating net debt and creating a year end net cash position of £50.5 million.

Research and development

A total of £12.5 million was invested in research and development. This compared with £11.7 million in 2004.

Interest and other financing charges

Interest charges were £3.0 million lower than in 2004 mainly as a result of lower average borrowings. The net interest charges were covered 7.4 times by headline operating profits.

Pension position

Provisions totalling £124.2 million are included in the financial statements at the year-end, a decrease of £58.8 million from the prior year. The decrease is represented by £75.0 million arising from the disposal of the Magnetics business while the remaining £16.2 million increase is mainly from net actuarial losses in the US and UK schemes.

Restructuring costs and prior period litigation costs

Restructuring costs were £29.7 million, compared with £47.5 million in 2004. We have also incurred costs of £2.3 million (2004: £11.2 million) associated with the settlement of prior period litigation.

Dividend

The positive net free cash flow has enabled the Board to recommend the resumption of dividend payments with a 2.5 pence final dividend being proposed. It is intended to have a progressive dividend policy, with an approximate one third/two thirds balance, so the final payment equates to a pro-forma full year dividend of 3.75 pence.

Group outlook

The financial transformation of Morgan, which accelerated in 2005, provides a strong platform for growth. All three major divisions continue to make good progress in margin improvement with the Group's double digit operating target now very close to being realised a year ahead of schedule.

Review of operations

Carbon

Overview

The expertise of Morgan's Carbon Division is based on over a century's involvement in the industry, and combines advanced materials technology in carbon, graphite, silicon, boron carbide and related materials with in-depth application knowledge to produce added value components for the markets we serve. In our target sectors we are a world leader with a number one or two position.

The Carbon Division has operations in over 25 countries and employs some 3,800 people. In 2005 revenues were £199.9 million, of which 31% is from European operations, 48% from the Americas and 21% from the rest of the world.

Products

The Carbon Division produces a wide variety of products. These include:

- Carbon brushes and related components including commutators, brush-holders, slip rings and terminal blocks for the electronics industries.
- Rotary transfer systems.
- Bearings and seals for fluid handling applications.
- Graphite powder for the synthetic diamond sector.
- Protective body armour.
- Carbon technology solutions for the aerospace and space exploration industries.

Markets

The markets served by Morgan's Carbon Division include:

Electrical industrial and traction – Morgan provides electrical current transfer systems from carbon brushes through to collectors and rotary current transfer products, serving both original equipment manufacturers and the aftermarket. The industrial market is stable and relatively mature. Morgan's global presence has enabled the Division to benefit from the shift of manufacturing capacity to emerging markets. In the rail sector, the change from alternating current to direct current is having an impact on demand for traction rail brushes, but this has been offset in part by change from metal to carbon on the pantograph strips which conducts current from the overhead power line to the rail vehicle.

Fluid handling – Morgan supplies carbon and silicon carbide components for the seals and bearings which are critical to the pumps and compressors used in many industries. During the year, fluid handling markets were strong and significant progress was achieved by Morgan's patented sintered silicon carbide/graphite composite material, PGS-100. This material is the prime solution for demanding sealing applications ranging from low-volume, highly engineered components to high volume domestic applications where the need for increased life and performance is key. We continue to explore further applications for this unique composite material.

Aerospace – Morgan has seen growth in the aerospace sector, driven by demand for components for both commercial and military engines. Passenger travel has recovered since 2001 and maintenance schedules have accounted for much of the increased volumes. As the recognised leader in aerospace turbine engine seal and bearing components, Morgan is well positioned and continues to work closely with leading manufacturers on the latest engine technology.

Protective armour – The Carbon Division produces non-oxide ceramics for personal body, vehicle and aircraft armour systems, working globally with armour integrators and defence ministries. Conflicts in the Middle East and elsewhere in the world have increased demand for body armour. In parallel with growing demand, the ballistic threat has also increased with the general availability of powerful armour piercing ammunition and the need to protect against multiple hits. Morgan has developed materials to counter these high-end threats and offers armour with double curvature to mirror body shape.

Diamond synthesis – Morgan is the leading supplier of highly engineered graphite powder used in the manufacture of synthetic diamonds. This sector has seen demand increase with increasing usage of synthetic diamonds as abrasives, and high demand from the construction and oil drilling industries. The Division's capabilities include new methods for raw material control and combination and innovative new materials for control of the synthesis process, all of which help customers to improve productivity and product quality.

Semiconductor – Morgan supplies a range of highly engineered graphite products for use throughout the silicon wafer fabrication process. These consumable components are utilised in ion implantation, epitaxy, and compound crystal growth equipment. Morgan also supplies a range of carbon/graphite felt and cloth for thermal insulation in very high temperature processing. In 2005, the semiconductor industry experienced strong growth in chip production, expansion of integrated circuit fabrication facilities, and the introduction of new and improved semiconductor processing equipment. These developments led to a strong performance in Morgan's semiconductor market segment.

2005 performance review

Carbon


14%
12%
10%
8%
6%
4%
2%
0%

Year (As reported)	2003**	2004†	2005†
■ Underlying operating profit margin*	10.6%	10.7%	13.7%

*Operating profit before financing and restructuring costs, costs associated with prior period litigation and property disposals. **UK GAAP †IFRS

	2005 £m	2004 £m	Increase
Revenue	199.9	196.1	1.9%
Underlying operating profit	27.4	20.9	31.1%
Underlying operating profit margin	13.7%	10.7%	

The results represent strong improvement on 2004 reflecting the progress achieved in the market place and the benefits from the large number of rationalisation projects that were implemented during 2004 and 2005.

During the year, trading in the core electrical and fluid handling markets in the Americas was very strong. Revenue from protective body armour slowed during the middle part of the year due to a change in specifications, but material and process development have led to the production of a new generation product that satisfies these new specifications.

The overall European economy has shown very little growth during the year. This has impacted our European operations, but progress has been achieved through increased market penetration and the focus on areas where Carbon has a leading product offering.

Our Asian business has grown strongly, most notably in China where double digit growth has been achieved due to the underlying growth in the economy and Morgan's investment in market presence and technology.

Right In the fast growing global market for domestic central heating pumps, Morgan engineered carbon seal and bearing material technology play a vital role.

Outlook

The Carbon Division has recognised and addressed the changes in its market place and has structured its operations to be well positioned for the future.

The focus on rationalising our manufacturing footprint and in making more use of low cost manufacturing locations is ongoing. Significant investment has been made in our operations in China, India and Mexico to both satisfy the organic growth in these markets and to provide a low cost source for the European and American markets.

Morgan is also addressing growth opportunities where we can leverage our advanced materials technology. Examples include graphite bi-polar plates for fuel cells and the use of impregnated and purified graphite components and felt materials for the manufacture of solar cells.

Carbon has clear business plans for each market sector focused on profitable revenue growth. Each market is supported by R&D and application engineering resource.

The introduction of the new silicon carbide graphite composite to enhance our fluid handling product range and of the new generation armour product are two examples of the opportunities we will be addressing in the future.



Technical Ceramics

Overview

Morgan Technical Ceramics designs and produces advanced ceramic solutions from a comprehensive range of ceramic, glass, precious metal, piezoelectric and dielectric materials. The business is focused on market niches where we offer customers a technical advantage.

Morgan Technical Ceramics operates worldwide, offering value-added solutions, world-class research and development, innovative design and application engineering. The Division has 16 manufacturing sites across the USA, UK, Netherlands, Germany and China and employs approximately 2,100 people.

Approximately 45% of the 2005 Divisional turnover of £144.8 million was from European operations, 52% is from the USA, and around 3% from Asia.

Products

The Division has two major product groups:

- Advanced Ceramics products which primarily utilise the mechanical and chemical stability of our materials and include engineered ceramic components, metallised ceramic components, braze alloys, ceramic/metal assemblies, metal injection moulded components and hard engineered coatings.
- Electro Ceramics products which utilise tailored piezo or dielectric properties, and include piezoelectric ceramics, transducers, sensors, actuators, microwave ceramics and high voltage & RF capacitors.

Markets

Morgan Technical Ceramics serves a number of selected markets, including:

Aerospace – Braze alloys for aero engine build and repair, ceramic components and sub-assemblies for engine monitoring and control equipment. Morgan serves the new-build and aftermarket in both the commercial and military aerospace sectors, as a tier 2 supplier to the major manufacturers and a supplier to MRO (maintenance, repair and overhaul) companies. Increased demands in passenger and cargo traffic are driving the commercial market, resulting in growth in new builds for single-aisle, twin-aisle and large cargo aircraft and regional jets. In 2005, the commercial sector saw an increase, whilst the military sector was broadly stable.

Medical – Morgan supplies components and sub-assemblies for a broad range of application niches, primarily implants and prosthetics. Long-term durability, biocompatibility, mechanical and electrical properties make ceramic material ideal for a range of medical applications. An ageing population and a desire to employ non-invasive surgical techniques have meant that the industry has a need for ever smaller, yet more complex components. Morgan has an extensive portfolio of materials combined with processing techniques such as injection moulding, engineered coatings and ceramic-metal assemblies that are enabling medical equipment manufacturers to address this opportunity.

Semiconductor processing – Morgan supplies components and sub-assemblies used in wafer handling and processing chambers, serving both the semiconductor processing equipment OEMs and the wafer fabrication plants. The majority of the components Morgan manufactures are classified as consumable spares. The demand for integrated circuits in electronic equipment is the main driver of the equipment market, combined with the introduction and adoption of new and updated technology. The installed base of equipment using Morgan products is high and demand for spare parts continues through market downturns. Overall demand slowed in 2005 but the market is seeing sustained recovery and is returning to positive growth.

Electronics – Morgan supplies niche applications within the electronics market where our products are differentiated by their superior material and/or geometric characteristics. Markets for components and sub-assemblies include telecommunications, lasers & optoelectronics and IT hardware. The laser market continues to grow as devices find new applications and become smaller and more affordable for users. Applications include cosmetic surgery, dentistry, product marking and spectroscopy. A major driver of the optoelectronics market is the demand for surveillance equipment in military and commercial applications. Within the IT hardware market, demand for data storage has increased dramatically as more people are utilising home PC's for music, pictures and videos and advances in technology create options for TV recording and playback.

Below Morgan supplies a range of highly engineered components to the aerospace industry, including the Airbus family of aircraft.

2005 performance review

Technical Ceramics



10%
8%
6%
4%
2%
0%

Year (As reported)	2003**	2004†	2005†
■ Underlying operating profit margin*	0.5%	5.5%	8.4%

*Operating profit before financing and restructuring costs, costs associated with prior period litigation and property disposals. **UK GAAP †IFRS

	2005 £m	2004 £m	Increase
Revenue	144.8	135.7	6.7%
Underlying operating profit	12.2	7.4	64.9%
Underlying operating profit margin	8.4%	5.5%	

Technical Ceramics' turnover rose 6.7% to £144.8 million and underlying operating profit rose 64.9% to £12.2 million.

Trading performance for the Technical Ceramics Division was strong throughout the year and the business continues to make good progress towards its organic revenue growth and margin improvement goals. The business has continued to focus on cost reductions and these helped to offset raw materials and energy cost increases.

US markets remained strong overall. However, as was the case in 2004, the telecoms market suffered in Q3 from some supply chain overstocking, but this has cleared in Q4 with a return to higher levels of activity. Overall Europe was stable and in Asia additional capacity is now in place in the Yixing, China facility that will enable the Division to meet the growing demand for its thermal processing products in that region.

Globally, the piezo ceramic and medical segments continued to show good growth and we have recently commenced an investment programme to expand the piezo business across all regions.



A380

Outlook

Technical Ceramics has significant potential for further revenue and profit growth. Its strategy has been to focus on customers and markets that are themselves growing and are innovative in their approach. 40% of the Division's revenues are now in the growing markets of medical, aerospace and specialist electronics such as airport security detection devices. The Division plans to increase its presence in the rapidly expanding Asian region, helped by the new capacity in Yixing, China.

There is also scope for further margin improvement to meet the Group's target of double digit margins, thanks to the cost reduction programmes as well as product and pricing initiatives which are offsetting continuing raw material and energy cost pressures.

Insulating Ceramics

Overview

Morgan Insulating Ceramics provides engineered heat management solutions for the ceramic, iron and steel, aluminium, chemical, power generation, fire protection, transportation, non-ferrous metals and other industries. Products include insulating wools, insulating firebricks, castables and foundry crucibles.

Insulating Ceramics is Morgan's largest division by revenue. It operates globally with dedicated applications engineering, thermal profile analysis and system design and development support for each target market. The division has manufacturing facilities in 26 countries with customers in over 80 countries. The division employs approximately 3,400 people.

During 2005, the division has continued to implement its strategy of geographical expansion through capital investment, acquisition and joint ventures. Approximately 42% of the 2005 divisional revenue of £265.1 million was from European operations, 28% from the Americas, and 30% from the rest of the world.

Products

The major product groups of the Insulating Ceramics Division include:

- The Thermal Ceramics range of insulating fibres which include the Kaowool™, Cera™ blanket, Pyro-Bloc™, Superwool™ and Firemaster™ brands. The new range of Superwool™ branded low bio-persistence fibre continues to penetrate the traditional refractory ceramic fibre markets.
- Thermal Ceramics insulating firebrick and castable products include the "K", "JM", "TC", "TJM" and Tri-Mor™ brands. They have an excellent future in the high temperature markets of chemical processing, aluminium, ceramic and iron and steel due to their high performance characteristics.
- The Crucibles range of foundry crucibles, energy efficient melting and holding furnaces, heated molten metal transport ladles and other foundry consumables employed in metal handling, purification, flow control and temperature measurement.

Brand recognition is vital in Insulating Ceramics' global markets, offering security and reassurance of performance to customers. This is supported by Morgan's capability to develop and supply complete, integrated systems combining all product lines.

Markets

Morgan Insulating Ceramics targets the following key markets:

Iron and steel – Morgan supplies heat management solutions to steel making and downstream processes, both direct to the steel producers and through major contractors. In 2005, global production of iron and steel reached over 1 billion tons; the major driver has been in Asia where growth in infrastructure has led to strong growth for Insulating Ceramics.

Aluminium – Reducing heat loss and improving heat containment is a major opportunity for aluminium producers. Morgan's product range enables furnace design and performance to be improved. Morgan's Superwool™ product range is used in consumable products to further enhance environmental performance. Expansion of aluminium smelting in the Middle East, is expected to provide growth opportunities in this sector.

Transportation and automotive – Morgan has expanded its presence in these markets with Superwool™ engineered products. Catalytic convertor mats, heat shields and special adhesives have been developed in-house and with international partners in Japan, USA and Europe. The increased use of diesel engines offers further growth opportunities. Increased activity in domestic and international air travel has increased revenues of consumable products for the production of aero engine blades and insulation. Morgan also supplies crucibles and foundry consumables to the automotive sector which is making increased use of components cast from molten aluminium alloys with, for example, increasing fitment rates of alloy wheels.

Petro-chemical – This market is showing strong growth in the Middle East, India, China and Eastern Europe. Many of the opportunities are from new plants and involve a project based approach including design, supply and supervision, ensuring that a guaranteed minimum temperature loss is achieved. In America and Europe we are also seeing increased maintenance activity.

Ceramics – This industry is currently dominated by European design and manufacturing companies. Morgan is a major supplier and is following the relocation of capacity to China, India and the Middle East. Morgan is able to design and engineer solutions in Germany and Italy and supply materials from any of our manufacturing facilities according to customer requirements.

Power generation – This market saw increasing activity through 2005 and the expectation for 2006 in all global markets is strong. The use of gas for power generation drives increased activity in the land based turbine business and Morgan's Superwool™ and special alloys business benefits from the use of heat recovery steam generation systems which utilise insulation wools.

Precious metal processing – Morgan provides crucibles and other foundry consumables to the precious metal refining, reclamation and manufacturing sectors. Good demand for precious metals for use in the auto-catalyst, electronics, jewellery and other areas has seen strong prices for a number of precious metals, making refining and reclamation viable from sources that were previously uneconomic. However, the positive impact of this has been mitigated by a number of customers consolidating their facilities and closing plants in Europe.

In terms of new markets there is increasing interest in the following areas:

Domestic appliances - Manufacturers in this sector are now utilising Superwool™ in ovens, microwaves, gas and oil boiler systems and water heating systems. In order to support opportunities in Eastern Europe and Asia, Morgan extended Superwool™ production in Korea, Japan and Australia in 2005 and there are plans in place for India and China in 2006.

Fire protection - Morgan materials are used in various applications including the protection of tunnels and the construction of fire doors and ducting systems. A growing market opportunity in fire protection for offshore and petrochemical facilities is being addressed through marketing partnerships to offer customers a package of aligned products.

2005 performance review

Insulating Ceramics


8%
7%
6%
5%
4%
3%
2%
1%
0%

Year (As reported)	2003**	2004†	2005†
■ Underlying operating profit margin*	6.4%	7.5%	8.1%

*Operating profit before financing and restructuring costs, costs associated with prior period litigation and property disposals. **UK GAAP †IFRS

	2005 £m	2004 £m	Increase
Revenue	265.1	249.8	6.1%
Underlying operating profit	21.5	18.8	14.4%
Underlying operating profit margin	8.4%	7.5%	

Insulating Ceramics revenue rose 6.1 % to £265.1 million. Underlying operating profit margins were up, despite large raw material and energy increases. Underlying operating profits were up 14.4% to £21.5 million. Whilst prices advanced in 2005, these were not sufficient to compensate for the increased costs. Accordingly further increases have been implemented for 2006 and will be reviewed during the year.

There have been marked differences between the geographical regions in which we operate. Western European demand remained generally flat; the industrial markets have suffered from competition from Asia, Latin America and Eastern Europe. However, we have seen double-digit revenue growth in the Americas and Asia for the fourth year running.

During 2005 operations were expanded in the Middle East to take advantage of developments in the key markets of Aluminium, Petro-chemical and Power Generation. In China the two new Joint Ventures signed in 2005 will be operational in 2006, providing both domestic and export potential for the Division. Expansion into Eastern Europe has included a JV in Russia and the plan for a second new site in the region is nearing completion. This is in line with the Group strategy of moving to lower cost production countries and entering new geographical markets.

In conjunction with these geographical expansions we have been upgrading facilities in South Korea, Brazil, India, France and USA.

Revenue in Crucibles was static during 2005, with Europe seeing a fall in revenues, a modest increase in the Americas and double-digit revenue growth in Asia, led by the expanding automotive segments in China and in India. Operating profit margins were down, due in part to large raw material and energy price increases. Steps were taken to reduce fixed costs in our European manufacturing plants and through some rationalisation of distribution activities, although these improvements will not take full effect until 2006.

Outlook

The outlook for 2006 remains positive, with demand for heat management and insulating products increasing due to the high long-term cost of energy. Continued R&D has led to the expansion of the Superwool™ range of fibre products which now includes engineered fibres for automotive applications. The outlook for individual markets is varied and according to region. Insulating Ceramics order book is up, on a year by year comparison; the successful launch of the higher temperature range of Superwool™ 607 HT in December 2005 continues the development of technically advanced products, whilst demand continued to grow in Asia and Latin America. Further opportunities exist for bolt-on acquisitions and these will be pursued where Insulating Ceramics core competencies can be enhanced and leveraged.

In Crucibles the outlook for 2006 is somewhat uncertain as the prospect of higher fuel and energy prices continues to suppress confidence in major segments of our end user industries, particularly in Western Europe and in North America. However, we expect the Asian market to remain strong and as a consequence, additional market development resource will be dedicated to the region in the coming year. Further development of our low cost production sites is anticipated including some expansion of capacity to meet the growing local demand.

This is the first year that Morgan Crucible has produced its results under "International Financial Reporting Standards (IFRS)". All the figures referred to below are extracted from the financial statements on pages 48 to 96 and are IFRS compliant.

Reference is made to underlying operating profit and underlying earnings per share (EPS). Underlying operating profit is defined as operating profit before financing cost, restructuring costs, cost associated with the settlement of prior period litigation and property disposals divided by revenue. EPS is defined in note 10 on page 63. These measures of earnings are shown because the Directors consider that they give a better indication of underlying performance.

Group revenue and underlying operating profit

	Revenue		Underlying operating profit	
	2005 £m	2004 £m	2005 £m	2004 £m
Carbon	199.9	196.1	27.4	20.9
Technical Ceramics	144.8	135.7	12.2	7.4
Insulating Ceramics	265.1	249.8	21.5	18.8
Unallocated costs	–	–	(5.7)	(5.4)
Continuing businesses	609.8	581.6	55.4	41.7
Discontinued businesses	135.9	214.3	10.6	14.1
Total Group	745.7	795.9	66.0	55.8

The Group continued to make substantial progress in its three year profit improvement plan. Group revenue was £745.7 million (2004: £795.9 million), a reduction on the previous year caused mainly by the disposal of the Magnetics division in September 2005. Continuing Group revenue on a constant currency basis (using 2005 actual rates) showed an increase of 3.4% over 2004. Underlying operating profit (profit from operations before restructuring costs, costs associated with settlement of prior period anti-trust litigation and property disposals) for the Group was £66.0 million (2004: £55.8 million). Underlying operating profit from continuing operations increased significantly by 32.9% over 2004. The underlying operating profit margin for the continuing business in 2005 was 9.1% (2004: 7.2%).

The table below highlights the continuous half yearly improvement that has been made since 2004 with the second half of 2005 showing a 9.7% operating profit margin.

Continuing Group results (actual currency rates used)

	2004		2005	
	1st half £m	2nd half £m	1st half £m	2nd half £m
Revenue	284.4	297.2	301.0	308.8
Underlying operating profit	17.9	23.8	25.6	29.8
Underlying operating profit margin	6.3%	8.0%	8.5%	9.7%

Restructuring costs in the year were £29.7 million (2004: £47.5 million) and costs associated with the settlement of prior period anti-trust litigation were £2.3 million (2004: £11.2 million).

The Magnetics division was sold in 2005 for an enterprise value of £300 million, comprising £225 million of cash and £75 million of pension and other employee liabilities assumed by the purchaser. The gain on sale was £42.6 million and is shown in the income statement on page 48 as a gain on the sale of discontinued operations net of tax.

The net finance charge was £13.1 million (2004: £16.1 million). Net bank interest and similar charges were £10.0 million (2004: £12.3 million), an improvement of £2.3 million from 2004 as our cash position improved in the year and the receipts of the Magnetics disposal monies were received in December 2005. Part of the finance charge under IFRS is the net IAS 19 (Employee Benefits) charge which was £3.5 million (2004: £3.8 million). Fair value movements on interest rate swaps was a net income of £0.4 million (2004: £nil).

A five year summary of the Group's financial results is set out on pages 96 and 97 of this report.

Foreign currency impact

The principal exchange rates used in the translation of the results of overseas subsidiaries were as follows:

	Average rate		Year end rate	
	2005	2004	2005	2004
US$	**1.8195**	1.8315	**1.7597**	1.8834
Euro	**1.4622**	1.4734	**1.4557**	1.4169

Taxation

Group taxation for the year showed a net charge of £30.2 million (2004: charge of £2.5 million). The effective tax rate before restructuring costs,costs associated with the settlement of prior period anti-trust litigation and property disposals was 25% (2004: 25%).

Dividend

The Group is proposing a final dividend of 2.5 pence per share.

Earnings per share

Basic earnings per share (EPS), was a profit per share of 18.1 pence (2004: loss of 22.2 pence). EPS based upon the underlying operating profit was 13.1 pence (2004: 10.0 pence), an increase of 31.0%. Details of these calculations can be found in note 10 on page 63.

Balance sheet

At the year end total equity was £195.7 million (2004: £153.1 million). With closing net cash of £50.5 million (2004: net debt of £147.9 million), gearing at the year end was nil (2004: 96.6%).

Non-current assets fell significantly as a result of the disposal of the Magnetics division, total assets being reduced from £810.1 million in 2004 to £694.4 million at the end of 2005.

However, the net assets of the Group increased by £42.6 million from £153.1 million to £195.7 million due mainly to a retained profit from the period of £54.2 million which included the gain on disposal of the Magnetics division of £42.6 million.

Cash flow

Despite £30.8 million of cash costs in the year from restructuring costs and costs associated with prior period litigation, cash flow from operating activities was £48.5 million (2004: £50.2 million). This performance included a £6.2 million increase in working capital (2004: reduction of £7.0 million). The Group achieved a £12.7 million positive free cash flow for 2005 (2004: positive £23.6 million). With the disposal of the Magnetics division in September 2005 the net debt was extinguished and at year end the Group had a net cash position of £50.5 million. The cash flow below highlights the main cash movements in 2005.

Free cash flow

	2005 £m	2004 £m
Cash flows from operating activities	**48.5**	50.2
Interest received	**2.3**	1.5
Net capital expenditure	**(38.1)**	(28.1)
Free cash flow	**12.7**	23.6
Cash flows from other investing activities	**190.8**	23.3
Cash flows from financing activities	**(1.8)**	50.5
Exchange movement	**(3.3)**	4.7
Opening (net debt)	**(147.9)**	(250.0)
Closing net cash/(net debt)	**50.5**	(147.9)

Treasury policy

Group Treasury acts as a service to the businesses of the Group, not as a profit centre. It operates under policies approved by the Board. Group Treasury seeks to reduce financial risk and to ensure that the Group has sufficient liquidity available to meet all foreseeable needs. It is responsible for all of the Group's funding requirements, cash management and other treasury business. Group Treasury makes limited use of derivative instruments to hedge foreign currencies and interest rates; speculative transactions are not permitted.

Group Treasury prepares a formal report on Treasury activities for the Board at least biannually and reports to the Chief Financial Officer monthly.

Foreign exchange risks

Subsidiaries are encouraged to manage all material transactional foreign currency exposures using forward contracts. Any items of a more complex nature require approval by Group Treasury. Currency translation risks are controlled centrally. The Group's policy is to manage the translation exposure of overseas net assets by seeking to match the currency of borrowings with the currency in which the net assets are denominated. The objectives are to maintain a low cost of borrowings whilst maintaining a balanced portfolio of net assets by currency.

Borrowing facilities and liquidity

All of the Group's borrowing facilities are arranged by Group Treasury and the funds raised are then lent to operating subsidiaries on an arm's-length basis. In a few cases operating subsidiaries have external borrowings but these are supervised and controlled centrally.

The Group has continued in its strategy to increase the proportion of longer term debt. In 2003 the Group issued US$105 million of private placement notes with maturities of seven and 10 years at interest rates of 6.23% and 6.84% respectively. In March 2005 the Group refinanced the existing US$240 million bank debt syndication with a new US$350 million deal that matures in February 2010.

At the end of 2005, given the proceeds of the Magnetics division sale which were received in December, the new US$350 million bank syndication was undrawn.

Net Cash/Net Debt
£m


100
50
0
-50
-100
-150
-200
-250
-300
Year
2002
2003
2004
2005

Revenue for Continuing Business at Constant Currency
£m


620
600
580
560
540
520
500
Year
2002
2003
2004
2005

Underlying Operating Profit* for Continuing Business at Constant Currency
£m


60
50
40
30
20
10
0
Year
2002**
2003**
2004†
2005†

*Operating profit before financing and restructuring costs, costs associated with prior period litigation and property disposals. **UK GAAP †IFRS

Capital investment

The Group has well-established formal procedures for the approval of investment in new businesses and on capital expenditure to ensure appropriate senior management review and sign-off.

Interest rate risk

The Group adopts a policy of ensuring that between 30% and 70% of its exposure to changes in interest rates on borrowings is on a fixed rate basis. Interest rate swaps for US$60 million and €60 million were entered into in 2004 to achieve the appropriate mix for 2005. All the contracts matured in December 2005.

Accounting policies

The Group has adopted "International Financial Reporting Standards (IFRS)" as adopted by the EU in 2005. All accounting policies shown on pages 52 to 58 are compliant with adopted IFRS.

Pensions

The Group operates a number of pension schemes throughout the world, the majority of which are of a funded defined benefit type. The largest of these are located in the US and UK and a number in Europe. Provisions totalling £124.2 million are included in the financial statements at the end of the year, a decrease of £58.8 million compared with the previous year. Of this decrease, £75.0 million arose from the disposal of the Magnetics division in September 2005 while the remaining £16.2 million increase arose mainly from the net actuarial losses within the UK and US schemes (see note 21). This net actuarial loss, is in large part, due to the market reduction in the yield on AA bonds which sets the discount rate for the calculation of IAS 19 liabilities.

Going concern

In accordance with the recommendations of the Combined Code, the Directors have duly considered the budgets, forecasts, cash flows and the outlook from the operating companies and consider that the Company and the Group have adequate financial resource to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing these accounts.

Risks and uncertainties

Morgan has operations in 35 countries worldwide and in various markets. The Group faces various risk factors, both internal and external, which could have a material impact on long-term performance.

Global political and economic conditions

Morgan's worldwide operations include activities in a number of developing countries. Whilst these regions offer growth opportunities, business activities in these areas expose the Group to economic, political and business risks. The Group is subject to varying legal and regulatory regimes in these areas, including those covering taxation, environmental and other matters. Political risks include the imposition of trade barriers, expropriation of assets, changes in regulations, wage controls and restrictions on the export of currency and the volatility of prices, taxes and currencies.

The diverse nature of Morgan's products and services and the customers and markets served help to mitigate the impact of any individual exposure to economic conditions. However, some 36% of our revenues are to customers in the USA and thus we are particularly affected by economic conditions in that region.

Technology change

Morgan develops and launches new technologies and products. Such development projects carry business risks, including reputational risk, abortive expenditure and potential customer claims which may have a material impact on the Group.

Natural catastrophes

With assets in 35 countries, Morgan is exposed to a number of potential natural catastrophes, including earthquakes, floods and storms. The risks are offset by the number of manufacturing locations, with no one site being critical to the operations of the whole. Additionally, the value of assets are protected by insurance.

Foreign exchange

Morgan operates on a global basis, with a significant proportion of its profits earned outside of the UK. The Group has significant investments around the world, with the greatest proportion being in the USA. As such the Group is subject to translation risk due to exchange rate movements between world currencies which could adversely or positively effect the Group's results. The Group has entered into certain hedging arrangements to help mitigate the impact of currency fluctuations and the Group's relevant treasury policies are summarised in the Financial Review on page 25.

Reputation risk

Morgan's reputation with all stakeholders is fundamental to the future success of the Company. Failure to meet expectations in terms of the products and services we provide, the way that we do business or in our financial performance could have a material effect on the Company.

These risks are mitigated through:

1. Our focus on quality, with over 90% of our production capacity accredited to ISO9001;
2. Our corporate responsibility programme, including our Statement of Core Values;
3. Our Ethics Policy and Internal Compliance Reporting Helpline;
4. Our systems of internal control and risk management.

Raw materials and energy

The Group's products use a range of raw materials and our operations require significant amounts of energy. Volatility and increases in prices or scarcity of supply could have a material impact on Morgan. Our raw materials are sourced on the world market and in general the Group has access to multiple sources of supply. Where specific material properties require particular sources of raw materials to be used, the Group has processes in hand to bridge any short-term interruption of supply and where possible has identified alternative sources of supply.

Pensions risk

The Group operates a number of defined benefit pension plans with the largest of these being in the UK and the USA. The pension plans are exposed to the risk of changes in interest rates, the value and performance of investments, inflation and the increasing longevity of members. As stated at the time of the disposal of the Magnetics division, the Group is seeking to make a further contribution into the UK schemes and will continue to keep funding levels under review.

The Group's main US defined benefit pension scheme is overseen by The Pension Benefit Guaranty Corporation which has powers to apply to court to terminate the scheme if it does not meet certain minimum solvency tests. On such termination, the Group would be required to meet the full cost of the under-funded liabilities under the US scheme.

Competitive risk

The Group operates in highly competitive markets and significant product innovations, technical advances or increased price competition could all affect the Group. In order to help ensure it remains competitive, the Group works to minimise its cost base and invests in research and development.

Legislation and regulatory risk

Morgan is subject to varying laws and regulations around the world. Changes in these could affect the Group's business.

Insurance

Certain risks are transferred to insurers and specialist third party audits. Internal inspections coupled with regular reporting of completion of any corrective actions ensure that the major insurable risks are adequately managed. The growth in our aviation and medical products businesses has meant that this has been an area of particular focus to ensure that our products are consistently of the highest quality and that contractual arrangements are clear.

Environmental/health and safety risks

Morgan operations involve the normal environmental and health and safety risks associated with any manufacturing operation such as spillage, noise, air and soil pollution etc. The Group's businesses are subject to numerous laws and regulations relating to health, safety and the environment around the world. Although the Company believes that its operations are in compliance with currently applicable regulations, violations of such laws and regulations can lead to fines and penalties.

Specialist third party and internal auditors make regular site visits to ensure compliance with local regulations. An Environmental, Health and Safety Good Management Practices Manual has been issued worldwide. Environmental, Health and Safety managers within each Division are tasked with ensuring that the practices outlined in the manual are embedded in the manufacturing sites. Internal reporting backed by third party audits ensures that the effective operation of these good practices is monitored.

Litigation

From time to time and in the normal course of business, Morgan is subject to certain litigation, in particular in the United States. Provision for the expected costs and liabilities are set out in note 22 to the accounts. If the liabilities arising were to significantly exceed the amounts provided for, the Group's financial position could be adversely affected.

Controls failure

Morgan operates internal controls as described in the Corporate Governance Report. With operations in over 35 different countries worldwide there has been a need to pay particular attention to the auditing of internal controls in some of the smaller sites which tend to have less segregation of duties. As Morgan continues to expand its manufacturing footprint in low cost areas there is an increasing proportion of Group revenues and profits emanating from countries that have different cultural and business practice standards to Western economies.

Business continuity

Business continuity plans are either fully developed or in course of development at all Morgan sites. These plans describe how the site involved will react to various risk events and how continuity of supply to our customers may be maintained. In some cases there are possibilities of short-term supply from an alternative site. The measures described coupled with appropriate insurance help mitigate the effects of business interruption.

Risk management

The Company has continued to operate a consistent and systematic risk management process which follows the guidance provided in the revised Turnbull guidance. This process, which involves risk-ranking, prioritisation and subsequent evaluation and consolidation, seeks to ensure that:

a) all significant risks to Morgan have been identified and prioritised;

b) systems of control are in place to manage the risks; and

c) the effectiveness of these controls has been measured and monitored.

This has enabled the Board to consider a formal report which covered the following issues:

a) identification of those significant risks to the Group which have been considered by the Executive Committee;

b) reports on the key risks and the adequacy of the risk management process;

c) provision of assurances that internal controls are in place to manage the risks; and

d) confirmation that the process is ongoing.

The internal audit activity has been extended during 2005 by the use of external professional auditors, to supplement internal resources, in areas of the Group's operations where language, culture and location have made this a sensible option. Internal audits have focused on ensuring that internal control systems are functioning correctly and are adequate to the risks in the business. Such audits are therefore not limited to financial matters but also cover operational and regulatory compliance matters. The Director of Operational Risk has worked with the Divisional Presidents and Divisional Controllers to identify and implement best practice across all Morgan sites. The concepts of risk assessment and risk management continue to be embedded throughout the various activities of the Company and management at all levels in the organisation is becoming more adept at using these approaches.

As is further detailed in the Corporate Responsibility section, a Corporate Ethics Policy has been agreed by the Board. This lays a foundation for the determination of appropriate conduct globally. Our internal controls are designed to not only protect the Company's assets but also to ensure compliance with our Ethics Policy. In order to assist with this, the Company has also set up a Compliance Helpline to enable any employee to seek advice or to report non-compliance.

The Company believes that the progression from compliance to integrated risk management, through improved internal controls, is an essential step in the continuous improvement of its business processes for the benefit of all stakeholders.

Corporate Responsibility is an integral part of Morgan's business philosophy and a culture of continuous improvement is inherent in our social, environmental and ethical performance. This was acknowledged in March 2005 when Morgan joined the FTSE4Good index.

The Board takes overall responsibility for Corporate Responsibility policies and processes. Mr W Knowlton takes executive responsibility, supported by Mr G Rowlands, Director of Operations and Technology, who is the Executive Committee member responsible for Environmental and Health and Safety matters. The Chief Executive of each Division has operational responsibility for policy implementation.

Many of Morgan's products help to improve the environmental and health and safety performance of our customers' operations and products. Although we have not sought to quantify this benefit, we see the development of new and improved products as a key part of our contribution to sustainability.

This report follows the guidelines issued by the Association of British Insurers and is supplemented by our 2005 EHS Report and our social, ethical, environmental, health and safety policies to be published on the Company's website in April 2006.

Over the past year a number of initiatives have been undertaken to improve Corporate Responsibility performance and reporting and to establish a new baseline for future targets, taking into account businesses which have been sold or restructured. These will continue to be developed during the coming year. Examples will be included in our 2005 EHS Report.

Ethics and ethical trading

Morgan's commitment to the highest standards of ethical conduct and Corporate responsibility is encapsulated in our Core Values Statement. This was updated during the year and is now supplemented by our Ethics Policy and the Morgan Ethics and Compliance Helpline procedure. These are endorsed and fully supported by the Board.

Morgan's Ethics Policy, which is translated into appropriate languages for our sites worldwide, provides employees with practical guidance for both their everyday activities and other circumstances. The policy cross-refers to our other policies and covers:

- Environmental, health and safety
- Equal opportunities, human rights and compliance with UN guidance
- Business behaviour, including dealing with conflicts of interest and bribery and corruption
- Dealings with customers and suppliers, including anti-competitive behaviour
- Integrity in financial reporting
- The wider community
- Communication and compliance, including employee reporting without fear of retribution through the *Morgan Ethics and Compliance Helpline.*

The Morgan Ethics and Compliance Helpline was introduced towards the end of 2005. The Helpline enables employees who are aware of, or suspect misconduct, illegal activities, fraud, abuse of Company assets or violations of Morgan's ethics policy to report these confidentially without fear of retribution when they feel they cannot use the local channels. The helpline will be rolled out on a global basis in the coming year.

Appropriate employees across the Group continue to receive anti-competitive behaviour compliance training and the programme is now extended into Asia. This training is followed up by annual independent audits and the auditors' reports are considered by the Executive Committee and the Board when appropriate.

Human resources

Introduction

The future success of Morgan relies on the competence, vision and commitment of our employees. Our employment policies and practices are designed to recruit, retain and motivate employees and provide the training and working environment needed to deliver the high expectations of our business and customers.

Morgan's leadership in technology is underpinned by our investment in training and developing our people. We encourage them to achieve their maximum potential. Our Long-Term Incentive and Share option plans and our employee communications all help to inform, involve and motivate our people.

Employees by division (number at year end)

- Carbon 3,816
- Technical Ceramics 2,104
- Insulating Ceramics 3,380
- Corporate 29



Employees by region (number at year end)

- Europe 3,359
- North America 2,925
- India 787
- China 1,303
- South America 357
- RoW 598



Human resources management

Our corporate Human Resources standards are implemented through our Global Business Units, with appropriate support from Group and regional resources, for example in China where a regional Director of Human Resources has been appointed. This approach helps to ensure our people policies and practices are aligned with the needs of our business and our customers.

Policy implementation, along with the identification and bench-marking of best practice, are facilitated by the Group-wide General Managers' forum and regional Human Resources councils in Europe, the Americas and Asia Pacific.

The Director of Group Personnel is a member of the Executive Committee, and human resources related risks are covered by the Group's risk management process.

Policies

Morgan's employment policies insist on full compliance with UN guidance on human rights and minimum working age to ensure freedom of association, equal opportunity and diversity amongst employees, regardless of gender, race, religion, culture, creed, age or disability and any other status protected by law.

As is set out in our Code of Core Values and in our Ethics Policy, every employee is entitled to fair treatment, courtesy and respect. Morgan will not tolerate sexual, racial or any other form of harassment prohibited by law.

Training and development

Morgan encourages employees to participate in their development and to achieve their maximum potential – this is key to achieving Morgan's business goals and we work to develop our people at all levels and on a global basis.

Training and development needs are identified through Morgan's performance appraisal system that has been adopted by all Divisions on a global basis. This system also furthers talent identification and succession planning.

During 2005, over 2,000 employees in manufacturing, sales and marketing, finance and general management received some form of training and development.

Morgan-wide training courses include international market development, project management and negotiating skills. Where appropriate Morgan runs regional training programmes, for example training in China is for all Divisions and includes leadership skills and sales. This supports divisional programmes that are aligned to the strategic needs of each business. For example, within the Insulating Ceramics Division the Thermal Ceramics global management development programme takes 36 high potential employees and exposes them to the latest management thinking, teaching them to apply this across the diverse cultures in which Morgan does business. In the Carbon Division there has been an intensive focus on developing supervisory management and in Technical Ceramics 350 employees have received a mix of on and off site training in technical and process skills.

Employee relations and communications

Our employee communications have been a key part of the renewal of Morgan, and our latest employee survey shows that 55% of employees say that overall company communication to employees is good, up from 48% in 2004 and from 37% in 2003. Communications take place through a variety of channels, including regular global newsletters – the twice yearly "360 Magazine" which contains business unit, site and community news, and "Morgan Update" which keeps employees informed of Group developments including our annual and interim results and the results of our annual employee survey. These newsletters are available in eight languages and are supplemented by team briefings and presentations.

The European Employee Forum, established since 1996, continues to be a powerful two-way forum for communication and in 2005 was expanded to include Morgan businesses in the new member states of the EU.

As discussed above, Morgan's Ethics and Compliance Helpline enables employees to seek guidance or raise concerns on a confidential basis. This Helpline supplements local procedures and will be rolled out during 2006.

Employee surveys

Morgan has been conducting global employee surveys since 2003. Over 60% of employees participated in the 2005 survey, with over 50% of participants providing written comments and suggestions. The survey is conducted in eight languages with results and trends fed-back on a Group, Divisional and site basis as well as to all employees in Morgan Update.

The results of the 2005 survey show increasing levels of engagement and commitment with employees increasingly feeling that they are a part of the Group as a whole. This is underpinned by strong local loyalty and a good understanding of broader objectives and of how individuals can contribute to these.



I know the overall direction that Morgan is taking
2005 49% 27% 24%
2004 39% 30% 31%
2003 28% 29% 43%
Morgan treats me fairly
2005 55% 27% 18%
2004 45% 38% 17%
2003 36% 44% 20%
I feel optimistic about the direction Morgan is taking
2005 53% 32% 15%
2004 46% 37% 17%
2003 46% 33% 21%
Morgan values its customers (question not included in 2003 survey)
2005 70% 23% 7%
2004 64% 27% 9%
● Agree
Neither
○ Disagree

Environmental, health and safety

Introduction

Morgan's commitment to environmental, health and safety (EHS) is supported by the Group's development strategy and commitment to profitable growth through implementing best practice. EHS performance improvements are a fundamental part of the way we conduct business and many of our products also help improve the EHS performance of our customers' businesses.

This commitment is reinforced in our Core Values Statement which requires us to measure, appraise and report our EHS performance.

EHS policy

The key features of the Group's EHS policy, which applies to the whole Company are to:

- Comply with EHS legislation, regulations and other applicable requirements;
- Minimise the environmental impact of historic, current and future operations;
- Conduct operations in such a manner as to avoid unacceptable risk to human health and safety;
- Supply products that will not present unacceptable risk to human health and safety when used in compliance with product safety communications and common safety practices;
- Establish measurement tools for and continuously monitor EHS performance;
- Set objectives for the continuous improvement of EHS performance.

EHS management and organisation

The management of EHS performance is aligned with the operation of Morgan's day-to-day business. As noted above, the Group Chief Executive has overall accountability for Corporate Responsibility, including EHS policy and performance. He is supported by Gareth Rowlands, Director of Operations and a member of the Executive Committee. In turn, operational responsibility is delegated to the Chief Executive of each Division and to the manager of each operation. This structure is supplemented by EHS professionals within each business and in practice, all of Morgan's employees are responsible for ensuring that our EHS policies are implemented, and for identifying additional areas and opportunities for further development.

As part of our programme to leverage best practice across the Group, an Environmental, Health and Safety Good Management Practice manual has been compiled and issued to all Morgan sites around the globe. Sites are benchmarking their own management practices against this, and will be implementing programmes to improve their systems and performance accordingly.

Environmental management systems are in place at 37 major sites in 13 countries world-wide, representing some 58% of production capacity. This includes 16 sites or 32% of capacity which is certified to ISO14001. In 2006 and 2007 it is planned to achieve further certifications in China and Mexico, in addition to the rolling programme of re-certifications. Systems are in place for managing Health and Safety across all major Morgan operations worldwide, with a number of sites certified or working to OSHA18000 where this is appropriate.

Morgan's EHS management processes also includes a programme of EHS compliance audits. Fourteen sites were audited during the year, using external auditors in Europe and Asia and in-house resources in North America. These audits, and the associated corrective action plans, have been supplemented by specific environmental assessments associated with the Group restructuring projects.

Health and safety performance

Accident statistics are actively monitored across the Group. As a result of pro-active preventative programmes and training, performance over the past year has improved with a reduction in lost working time and in major and minor incidents per 100,000 hours worked. In addition, measures to assist employees in getting back to work have resulted in a small reduction in the average lost time per incident.

	2005	2004	(Decrease)
Lost working time	0.09%	0.15%	(40)%
Major* incidents per 100,000 hours	0.62	0.88	(30)%
Minor** incidents per 100,000 hours	0.26	0.49	(47)%

(*Major = work related injuries resulting in four or more days' lost time)
(**Minor = work related injuries resulting in one, two or three days' lost time)

Environmental performance

Over the past year, key environmental performance indicators show a reduction in CO_2 emissions due to energy use, waste generation and water consumption indexed to turn-over. This is in part due to changes in business and product mix, and also due to improvements in our understanding and management of our environmental impacts. Programmes are in place to ensure that energy use, emissions and waste are all minimised.

	2005	2004	(Decrease)
Tonnes CO_2 per £m revenue*	646	665	(3)%
Tonnes waste per £m revenue*	78	82	(5)%
m^3 water used per £m revenue*	3,775	4,930	(23)%

(* includes inter-company revenue)

Targets

Morgan's EHS targets were set in 2003 and covered a number of businesses which have subsequently been restructured, relocated or sold, including the Magnetics Division. Over the past year, we have also worked to up-date our KPIs and data collection processes. As will be further detailed in our 2005 EHS Report to be published in April 2006, the 2003 data no longer serves as an adequate base year given the changes in the Group. During the coming year we will be working to set and publish new Group-level targets which build on the progress to date and will further upgrade our KPI processes and integrate these into our management information systems. In addition to Group targets, our businesses set targets and undertake initiatives appropriate to their specific opportunities for improvement.

The wider community

Morgan's practice is to engage with local communities in relation to matters of mutual interest and concern. At a local level, where Morgan may have long-established roots and may be a major employer, this helps to foster understanding and credibility. In addition, Morgan engages with local and national Governments and agencies, both directly, or through professional bodies. Such engagement is in part covered by our Ethics Policy which prohibits donations to political parties or causes.

During 2005, Morgan continued to support and fund the joint Barnardo's/Outward Bound initiative which provides opportunities for young people to develop life skills at a centre in Ullswater, UK. Morgan also supported a number of charitable and community initiatives, including medical research and the education and development of young people.

At a local level, Morgan and our staff support a variety of initiatives and projects, including:

- Every year Morgan Advanced Ceramics Alberox, in New Bedford, Massachusetts, USA, lends support to its local community through the United Way. This includes payroll giving and each September employees participate in the Day of Caring when they help local non-profit agencies with computer recycling, landscaping, house painting and other community projects.
- In the UK a number of employees participated in the Great North Run, a half marathon. Money was raised for a hospital baby unit, for Phab, a charity which brings together people with and without physical disabilities and for the Mental Health Foundation.
- An operator at the Technical Ceramics facility in Rugby, UK ran the New York marathon, his first, to raise money for the Yorkshire Cancer Research Foundation.
- Employees at the Ruabon site in North East Wales have been supporting a local charity, the Nightingale House Hospice for nine years. The charity celebrated its 10th anniversary in 2005 with a return visit from the Duchess of Gloucester who opened the hospice in 1995.

In addition to the time given to community projects and for charitable purposes by many Morgan employees around the world, in 2005 Morgan also made charitable donations of £171,057 (2004: £168,882).

Suppliers and customers

Morgan's customer service strategy is to respond quickly to changing customer demand, to identify emerging needs and continuously to improve product availability, quality and value. Thus our continuous improvement programmes and quality management systems help ensure that our products meet or exceed customer requirements. Some 90% of the Group's manufacturing capacity is now accredited to ISO 9001 and this is underpinned by our Operational Excellence programme which is focused both on quality and the elimination of waste through lean manufacturing.

Verification

The Board has considered the potential for external verification of the Group's corporate responsibility performance, but in 2005 has limited this to external professional advice on specific health and safety and environmental matters as required.

Cautionary statement

This Operating and Financial Review, which is compliant with Accounting Standard Board Reporting Standard 1, has been prepared for and only for the members of the Company as a body and no other persons. Its purpose is to assist shareholders to assess the Company's strategies and the potential for those strategies to succeed and for no other purpose. The Company, its Directors, employees, agents or advisers do not accept or assume responsibility for any other purpose or to any other person to whom this document is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. This Operating and Financial Review contains forward looking statements that are subject to risk factors associated with amongst other things, the economic and business circumstances occurring from time to time in the countries, sectors and markets in which the Group operates. These and other factors could adversely affect the outcome and financial effects of the plans and events described. Forward looking statements by their nature involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results and outcomes to differ materially from those expressed in or implied by the forward looking statements. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of such variables. No assurances can be given that the forward looking statements in this Operating and Financial Review will be realised. The forward looking statements reflect the knowledge and information available at the date of preparation and will not be updated during the year but will be considered in the Operating and Financial Review for next year. This Operating and Financial Review has not been audited or otherwise independently verified.

Directors and Executive Committee










1 2
3 4

5 6
7 8

Executive Directors

01 **Warren Knowlton** (59) (USA)†#
Chief Executive Officer

Appointed a Director in December 2002 and Chief Executive Officer in January 2003. Previously he was an Executive Director of Pilkington plc, having first joined Pilkington in 1997 as head of the newly created global Building Products business. He went to Pilkington from Owens Corning where he had worked in various senior executive positions since 1977, most recently as head of their European and African Building Materials business. He has also served since 2000 as a non-executive Director of Smith & Nephew plc and chairs the Audit Committee of that Board.

02 **Mark Robertshaw** (37)†
Chief Financial Officer and Chief Operating Officer

Appointed as Chief Financial Officer in October 2004 and Chief Operating Officer in February 2006. Prior to joining Morgan he was Chief Financial Officer of Gartmore Investment Management Plc from 2000-2004. He previously worked for the NatWest Group and also spent nine years as a management consultant with Marakon Associates.

03 **Mark Lejman** (49)†

Appointed to the Board in March 2005 after joining Morgan in February 2004. He is Chief Executive of the Carbon Division and previously held positions with Courtaulds plc and Acordis.

04 **David Coker** (60)†‡
Company Secretary

Appointed Company Secretary in 1989 having joined Morgan in October 1988 from the Guthrie Corporation plc. He is a Chartered Secretary and has previously worked in banking and manufacturing connected with the oil and gas industries.

Non-executive Directors

05 **Lars Kylberg** (65) (Sweden)#

Appointed a non-executive Director in September 1996 and appointed Chairman in December 2003. He was previously President and CEO of Saab Scania and Chairman of Haldex A.B. He holds non-executive Directorships with International Business Systems IBS plc and The Generics Group AG.

06 **Martin Flower** (59)*#

Appointed a non-executive Director in December 2004. He is also Chairman of Croda International Plc and the senior independent Director and Deputy Chairman of Severn Trent Plc. He has also had substantial international experience with Coats plc from 1968-2004 and was Group Chief Executive of that Group and Chairman of the Board from 2001-2004.

07 **Simon Heale** (52)

Appointed a non-executive Director in February 2005 and Chairman of the Remuneration Committee in December 2005. He is Chief Executive of the London Metal Exchange and a Director of LCH Clearnet Group Limited. He qualified as an accountant in 1978 with Price Waterhouse and has had extensive experience in the Far East having held senior positions with the Swire Group in Japan and Hong Kong and with Jardine Fleming in Hong Kong.

08 **Joseph MacHale** (54)*

Appointed a non-executive Director in October 2003 and Chairman of the Audit Committee in December 2003. He is a chartered accountant and has had international experience with JP Morgan Incorporated. He was Chief Executive for Europe, Middle East and Africa of JP Morgan Europe from 1997 to 2001. He is also a non-executive Director of The Royal Bank of Scotland plc and Brit Insurance Holdings Plc and is a trustee and Treasurer of Macmillan Cancer Relief.



9 10 11 12
13 14 15 16

Executive Committee

01 **Warren Knowlton** Chief Executive Officer

02 **Mark Robertshaw** Chief Financial Officer

03 **Mark Lejman** CEO Carbon

04 **David Coker** Company Secretary

09 **Victoria Gould** Director of Group Communications

10 **Andy McIntosh** Director of Group Personnel

11 **Andrew Hosty** CEO Technical Ceramics

12 **Philip Wright** CEO Crucibles

13 **John Simons** CEO Thermal Ceramics

14 **Gareth Rowlands** Director of Operations and Technology

15 **Kevin Dangerfield** Group Controller

16 **Chris Armstrong** Director of Information Technology

† Members of the Executive Committee
* Member of the Audit Committee
# Member of the Nominations Committee
‡ Not a Director

With the exception of Mr L V Kylberg, all of the non-executive Directors are members of the Remuneration Committee. Mr J MacHale became a member of that Committee in 2006.

Directors' report

The Directors present their report together with the financial statements and auditors' report for the year ended 4 January 2006.

Principal activities and business review

The Company is the ultimate holding company of a group of subsidiary undertakings engaged in the manufacture and marketing of carbon and ceramic components for application in a wide range of industries and services (the Group). A review of developments affecting the Group during the year and its prospects for the future appear in the Operating and Financial Review on pages 16 to 33.

Disposals

The Company disposed of its Magnetics business during the year under review for £300 million, with £225 million in cash and £75 million of transferred pension and other employee liabilities, realising a gain of £64 million before tax. The Company also sold its Electrical Insulation Components Distribution business in Australia for £0.8 million at a loss of £0.3 million.

Share capital

The Company's share capital, together with details of shares issued during the year are set out in note 18 on page 68.

Financial results

The profit for the period ended 4 January 2006 was £54.2 million (2004: loss £60.2 million). Profit before tax and before the gain on sale of discontinued operations for the same period was £20.4 million (2004: loss £31.0 million). Revenue was £745.7 million (2004: £795.9 million) and operating profit was £33.6 million (2004: loss £6.7 million). Earnings per share was 18.1 pence (2004: loss per share 22.2 pence). Total equity at the end of the year was £195.7 million (2004: £153.1 million). The retained profit of £54.2 million will be transferred to reserves. The Group's accounting policies can be found on pages 52 to 58.

Profit appropriations

It is proposed to pay a final dividend of 2.5 pence in respect of 2005. It is also intended to offer shareholders the opportunity to receive Ordinary shares by a Dividend Reinvestment Plan. In this respect the Company will send a separate Circular to shareholders.

Policy on the payment of creditors

The Company's policy in relation to its suppliers is, where possible, to settle terms of payment when agreeing the terms of the transaction and to abide by those terms, provided that it is satisfied that the supplier provided the goods and services in accordance with the agreed terms and conditions. The Company and its subsidiaries do not follow any one code or standard on payment practice due to the diverse nature of the global markets in which the Group operates.

The number of days' purchases outstanding for payment by the Company at the end of the year was 45 days and for the Group was 48 days.

Research and development

The spend on research and development which excludes the amounts spent working with customers and others by way of product enhancement and application engineering was £12.5 million during the year (2004: £11.7 million).

Human resources

Details of the Company's and the Group's policies and employee involvement are disclosed on pages 30 to 31.

Employee share and share option schemes

The Company operates a number of employee share and share option schemes. Under the rules of the Morgan Crucible Long Term Incentive Plan ("LTIP"), awards have been made to 60 employees. Under the rules of the Morgan executive and employee share option schemes 293 employees have options under the Executive Share Option Scheme and 583 have options under the Morgan Share Save scheme. 109 German employees retain options under the German Share Save Scheme, whilst there are currently no participants in the Company's U.S. Employee Share Purchase Plan.

Directors

All those who served as Directors at the end of the year under review are listed on pages 34 and 35.

In addition Mr D C Godwin retired as a Director on 31 December 2005 and Mr S Heale was appointed as a non-executive Director on 18 February 2005. Mr M Lejman was appointed executive Director on 1 March 2005. Dr H Eisele was also appointed as an executive Director on 1 March 2005 and resigned as a Director on 8 December 2005 following the sale of the Company's Magnetics Division.

The details of those Directors who will be offering themselves for re-election at the forthcoming Annual General Meeting on 21 April 2006 will be set out in the Circular to Shareholders which will be posted in March 2006.

Details of the background and experience of all the Directors and details of Board Committees on which they serve can be found on pages 34 and 35.

Donations

Morgan companies made the undermentioned charitable donations.

United Kingdom	£96,915
Overseas	£74,142
	£171,057

No political donations have been made.

Substantial shareholdings

The Directors have been advised of the following holdings representing 3% or more of the issued Ordinary share capital of the Company at the date hereof:

Company	Number of Ordinary shares	%
Standard Life Investments	35,015,939	11.93
Schroder Investment Management Limited	34,690,857	11.82
Classic Fund Management A.G.	12,986,570	4.42
Legal & General Group Plc	10,948,148	3.73

Post balance sheet events

There have been no material events since the year-end. The Company proposes to pay a final ordinary dividend of 2.5 pence in respect of the 2005 financial year.

Auditors

KPMG Audit Plc have expressed their willingness to continue in office and a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on 21 April 2006 at St. Anne's Manor Hotel, London Road, Wokingham, Berkshire RG40 1ST. A Circular will be sent to shareholders in March incorporating the Notice of Annual General Meeting and detailing any special business to be transacted at that time.

By Order of the Board

David Coker Secretary

22 February 2006

Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP.
Registered in England, No. 286773

Corporate governance

Statement of compliance with the Combined Code

Throughout the year ended 4 January 2006 the Company has been in compliance with Section 1 of the July 2003 edition of the Combined Code on Corporate Governance (the Code). In addition, the Board has considered and where appropriate implemented the guidelines on corporate social responsibility issued by the Association of British Insurers.

This statement describes how the Company has applied the main and supporting principles of the Code. It should be read in conjunction with the Operating and Financial Review and Remuneration Report on pages 16 to 33 and pages 41 to 45 respectively.

The Board maintains a Corporate Governance Manual which is reviewed and updated annually.

Directors

The Board

The Board is collectively responsible to the Company's shareholders for the success of the Company. The Board is satisfied it has met the Code's requirements for its effective operation. It has set the Company's strategic aims, which were reviewed during the year and has ensured there is a framework of prudent and effective controls which enable risk to be assessed and managed. The Board set the Company's values and standards and during the year updated its Statement of Core Values and issued an Ethics Policy, both of which are referred to on page 30 in the Operating and Financial Review.

The Board met formally seven times this year to review current performance against agreed objectives and to make and review major business decisions. There is a schedule of matters specifically reserved for the Board, including the acquisition of companies, the issue of shares, significant contractual commitments, the review of effective risk management processes, major capital expenditure and corporate responsibility. Various matters are delegated to duly authorised sub-committees of the Board.

During the year, a number of important changes were made to the Board; Mr Simon Heale was appointed as a non-executive Director on 18 February and Dr Hartmut Eisele, CEO of the Group's Magnetics Business and Mr Mark Lejman, CEO of the Group's Carbon Business, were appointed as executive Directors on 1 March 2005. Following the completion of the disposal of the Group's Magnetics Business, Dr Eisele resigned from the Board on 8 December 2005. Mr David Godwin retired as a non-executive Director on 31 December 2005.

Since the year end the Board has ensured that the governance responsibilities of the senior independent Director role (such as availability to shareholders and leading the Chairman's performance evaluation) have been adequately fulfilled by other members of the Board. The Chairman has been available to all major shareholders and has met a number of the Company's shareholders.

All Directors submit themselves for re-election at least once every three years. Directors stand for reappointment by the shareholders at the first Annual General Meeting following their appointment and subsequently every three years.

As noted below, the Board also undertook a formal evaluation of its performance and of the performance of its committees and the individual Directors.

The attendance of each Director at Board and Audit, Remuneration and Nomination Committee meetings is set out in the table below.

	Board		Audit		Remuneration		Nomination	
Director	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
Lars Kylberg	7	7	–	–	–	–	1	1
Warren Knowlton	7	7	–	–	–	–	1	1
Mark Robertshaw	7	6	–	–	–	–	–	–
Dr Hartmut Eisele	5	2	–	–	–	–	–	–
Mark Lejman	6	5	–	–	–	–	–	–
David Godwin	7	5	5	3	4	3	1	1
Joseph MacHale	7	7	5	5	–	–	1	1
Martin Flower	7	7	–	–	4	4	1	1
Simon Heale	7	7	4	4	2	2	–	–

During the year the Chairman and the non-executive Directors met without the executive Directors present on one occasion and the non-executive Directors, led by Mr D Godwin, Senior Independent Director, met without the Chairman present in order to assess his performance.

An appropriate Directors' and Officers' liability insurance policy is in place.

Chairman and Chief Executive

The roles of Chairman and Group Chief Executive Officer are separate. The division of responsibilities between the Chairman, who is responsible for the running of the Board and the Chief Executive who is responsible for running the Company's business, is clearly established, set out in writing and agreed by the Board.

Board balance and Independence

In the year under review, the Company complied with the requirement of the Code that there should be a balance of executive and non-executive Directors. At the year end, in addition to the Chairman, the Board comprised three executive Directors and three independent non-executive Directors.

Appointments to the Board

As is further detailed in the report of the Nomination Committee, set out on page 40, there is a formal, rigorous and transparent procedure for appointments to the Board.

The Board is satisfied that there are succession plans in place for appointments to the Board and for senior management.

Information and Professional Development

The Board receives, in a timely manner, information in a form and of a quality appropriate to enable it to discharge its duties, with Board papers generally sent out five days before each meeting.

All Directors receive a full, formal and tailored induction on joining the Board and have letters of appointment confirming what is expected of them.

The Directors regularly update and refresh their skills and knowledge, including their familiarity with the Company. At least one Board meeting is held at an operating facility during the year, in addition to other visits to operations and meetings with management.

The Directors have access to the advice and services of the Company Secretary who is also responsible for ensuring that Board procedures are followed and that applicable rules and regulations are observed. The Directors may also seek independent professional advice at the Company's expense in connection with their duties as Directors and a procedure is in place to facilitate this.

Performance Evaluation

During the year the Board undertook a formal evaluation of its performance, that of its Committees and the individual Directors. In order to ensure objectivity, an external third party was engaged to run the process. A detailed questionnaire and rating scale was prepared with input from all the Directors. The questionnaire, which was completed by each Director, also invited detailed comments on a wide range of issues and incorporated self-evaluation. The feedback was shared with each individual including the Chairman and was presented to the Board. This was followed by a facilitated discussion of the critical issues and the ongoing process includes action plans for each Board member and for the Board as a whole. In addition, the Senior Independent Director and the independent Directors met to consider the performance evaluation of the Chairman and the Senior Independent Director then discussed this with the Chairman.

Remuneration

Remuneration policy and practice is discussed in the Remuneration Report on page 41.

Accountability and audit

The assessment of the Company's position and prospects as required by the Code is included in the Operating and Financial Review on pages 16 and 33. The Board also presents updated information in its interim reports and other price sensitive announcements.

A summary of the Directors' responsibilities for the financial statements is set out on page 40 and the "going concern" statement is included in the Operating and Financial Review on page 26.

Internal control

The Board has overall responsibility for establishing and maintaining a sound system of internal control to safeguard shareholders' investment and the Company's assets. Through the Audit Committee the Board reviews the effectiveness of the internal control system annually. This review covers all material controls, including financial, operational and compliance controls, and risk management systems. Over the past year, Internal Audits have been focused on smaller sites and in emerging countries to help ensure that local practices are brought into line with Morgan codes of conduct and business ethics. As is detailed further in the Operating and Financial Review, the anti-competitive behaviour compliance training programme is ongoing. The review process also includes consideration of the Turnbull Risk Review and the effectiveness of the various risk management systems in place to manage the risks identified.

The Directors have delegated the establishment and implementation of the system to the Executive Committee and the monitoring to the Executive and Audit Committees.

The Directors believe that the Group's system of internal financial controls provides reasonable, if not absolute, assurance that the assets of the Group are safeguarded, transactions are authorised and recorded in a correct and timely manner and that such controls would prevent and detect, within a timely period, material errors or irregularities. The system is designed to manage, rather than eliminate, risk and to address key business and financial risks, including social, environmental and ethical risks. The internal control framework complements the Group's management structure. The main features of the formal system for assessing the potential risks to which the Group is exposed are summarised as follows:

Financial reporting A detailed budgeting system for each Division exists with an annual consolidated budget reviewed and approved by the Board. Businesses present their revenue and capital expenditure budgets to the Executive Committee for approval. Monthly results for the group are presented to the Executive Committee and the Board, including comparisons against budget and the prior year. The Group's annual and half yearly results are reported externally, in addition to appropriate trading statements. The annual results are audited and the half yearly results are reviewed by the auditors.

Performance monitoring There are regular meetings of the Board and of the Executive Committee. A comparison of forecast and actual results is considered, including cash flows and comparisons against budget and the prior year. Divisional management also meet regularly to review performance. Presentations of actual and forecast performance are made to the Executive Committee by the Group's Divisional Chief Executives. In addition, regular site visits are made by members of the Executive Committee.

Risk management The identification of major business risks is an ongoing process, and is carried out in conjunction with operating management. Steps are taken to mitigate or manage any material risks identified. The Board, either directly or through the Audit Committee, receives regular reports on financial, treasury, taxation, insurance, pension, legal, information systems and social, environmental and ethical risks from the Executive Committee. The Chief Executives of the Divisions cover risk issues at their management meetings and the Director of Operational Risk helps to ensure that internal control and risk management is embedded into the Group's operations.

Risk factors The business of Morgan is affected by a number of factors, many of which are influenced by macroeconomic trends and are therefore outside the Company's immediate control, although as described above and in the Operating and Financial Review, the identification and management of such risks is carried out systematically.

Audit Committee and auditors

The Board has formal and transparent arrangements for considering how the Directors apply the financial reporting and internal control principles, and for maintaining an appropriate relationship with the Company's auditors. This requirement is met by the work of the Audit Committee, as described on page 39, and by the audit work carried out by the Company's external auditors, KPMG Audit Plc. The Audit Committee has received confirmation from KPMG Audit plc that its general procedures support their independence and objectivity in relation to non-audit services. After considering such procedures the opinion of the Audit Committee was that the auditors' objectivity and independence was safeguarded despite the provision of non-audit services by KPMG Audit Plc.

Relations with shareholders

Dialogue with shareholders

The importance of a dialogue with major shareholders is recognised and meetings are held in order to help achieve a mutual understanding of objectives. In this respect, the Chief Executive Officer and Chief Financial Officer make themselves available to major shareholders as appropriate throughout the year, in particular at the time of the preliminary and interim announcements. The senior independent Director held separate meetings with major shareholders when requested. Non-executive Directors also attend selected investor briefings.

To help facilitate dialogue with shareholders, the Investor Relations section of the Company's website includes details of stock exchange announcements, press releases, presentations, webcasts and other information relevant to investors.

Following the announcement of the Group's Preliminary and Interim results and after other significant statements and presentations, an investor survey is carried out and the results are presented to and discussed by the Board.

Constructive use of the AGM

The Annual General Meeting is normally attended by all members of the Board and by a representative of the Auditors. The results of the proxy voting on all resolutions are provided for all attendees. At the AGM held in April 2005, the Group Chief Executive made a short business presentation. Shareholders are also invited to ask questions during the meeting and have the opportunity to meet the Directors and other senior management before and after the formal meeting. At the Extraordinary General Meeting in November 2005, the Chief Executive Officer also explained the rationale for the disposal of the Magnetics Division.

Board committees

The full terms of reference of the following Board committees are available upon request and are on the Company's website.

Audit

The Audit committee assists the Board in effectively discharging its responsibilities for financial reporting and corporate control. During the year membership of the committee consisted of Mr D C Godwin, Mr S Heale and Mr J MacHale who was the Committee Chairman, all of whom are deemed by the Company to be independent Directors. The Committee has the power to and does, request the attendance at meetings of any Director, auditor or member of management as may be considered appropriate by the Chairman of the Committee. The Committee also meets the Auditors without the presence of executive Directors or other members of management.

The Audit Committee's terms of reference include the:

- monitoring of the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them;
- reviewing the Company's internal financial controls and unless expressly addressed by a separate Board Risk Committee composed of independent Directors, or by the Board itself, to review the Company's internal control and risk management systems;
- monitoring and reviewing the effectiveness of the Company's internal Audit function;
- making recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, reappointment and removal of the external Auditor and to approve the remuneration and terms of engagement of the external Auditor;
- reviewing and monitoring the external Auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and
- developing and implementing policy on the engagement of the external Auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external Auditors; and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The work of the Committee in discharging those responsibilities in 2005 included:

- Reviewing the Group's 2004 financial statements and 2005 interim results statements prior to Board approval;
- Evaluating the impact on the Group of the disposal of the Magnetics business;
- Reviewing the impact on the Group's financial statements of the new International Financial Reporting Standards;
- Assessing the Group's main business risks and receiving regular updates on areas of risk in financial control in accordance with the Turnbull committee guidance;
- Reviewing the effectiveness of internal audit;
- Confirmation of external Auditor terms of engagement and fee structure and monitoring the level of non-audit work of the auditors, which in 2005 included advice on the disposal of the Magnetics Division, on the impact of the new International Financial Reporting Standards.

The Audit Committee has also reviewed the arrangements for the Group's Ethics and Compliance Helpline by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

Remuneration

The Remuneration Committee has responsibility for setting remuneration for all Executive Directors and the Chairman, including benefits such as share options and awards under the Company's incentive plans, pension rights and any compensation payments. The Committee also monitors the level and structure of remuneration for senior management. During the year, membership of the Remuneration Committee consisted of Mr D C Godwin as Committee Chairman (until his retirement on 31 December 2005), Mr S Heale (now the Committee Chairman) and Mr M Flower. Since the year end Mr J MacHale has become a Committee member.

The Committee is assisted in its duties by the Group Chief Executive, the Company Secretary and the Director of Group Personnel, none of whom takes part in discussion of their own remuneration or vote on any resolution.

The Committee also has the power to request, for all or part of any meeting, the attendance of any Director or member of management as may be considered appropriate by the Chairman of the Committee.

The Committee reviews contracts and authorises the remuneration, performance-related and discretionary bonuses (including performance targets) and other benefits of the executive Directors. All executive Directors are on 12 months' notice or less of termination.
It is policy to disclose the fees of any executive Director who serves as a non-executive Director of another company. Mr W Knowlton serves as a non-executive Director of Smith and Nephew plc and his fees in this regard are shown on page 45.

Remuneration (continued)

The Committee uses specialist remuneration consultants where appropriate. These consultants have no other connection with the Company.

The Committee sets relevant criteria for awards granted by this Committee under the Company's various share and share option schemes. The non-executive Directors do not participate in share schemes or bonus arrangements and they do not qualify for pension benefits.

During 2005 this Committee met on four occasions. The Report of the Remuneration Committee, which includes details of Directors' remuneration and Directors' interests in options and shares is set out on pages 41 to 45.

Nomination

The Nomination Committee leads the process for Board appointments and makes recommendations to the Board on the appointment of new Directors. A majority of members of the Nomination Committee are independent non-executive Directors. During the year, membership consisted of Mr L Kylberg as Chairman, Mr D C Godwin, Mr M Flower, Mr J MacHale and Mr W D Knowlton. The Committee has the power to request the attendance of any other Director or member of management, for all or part of any meeting, as may be considered appropriate by the Chairman of the Committee.

The Nomination Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment.

There is a clear policy in place for the appointment of a Chairman, and Mr L Kylberg will not chair the Nomination Committee when it is dealing with the appointment of his successor.

The terms and conditions of appointment of non-executive Directors are available for inspection. Their letters of appointment set out the expected time commitment, as non-executive Directors are asked to undertake that they will have sufficient time to meet their commitments to the Company. Their other significant commitments are disclosed to the Board before appointment, with a broad indication of the time involved and the Board is informed of subsequent changes. The terms of appointment for non-executive Directors do not include a notice period.

Candidates for appointment as Director are considered by the Committee, taking advice from external consultants where appropriate. During 2005 one new non-executive Director and two new executive Directors were appointed. The appointment process included the use of external recruitment consultants to provide information on potential candidates and to draw up a shortlist to present to the Nomination Committee, which then interviewed the candidates and submitted recommendations to the Board. This procedure was also implemented prior to determining the appointment of Mr M Robertshaw as Chief Operating Officer, announced in February 2006.

Directors' responsibilities for the financial statements

The Directors are responsible for preparing the Annual Report and the Group and parent Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent Company financial statements for each financial year. Under that law the Directors are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the parent Company financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent Company financial statements are required by law to give a true and fair view of the state of affairs of the parent Company.

In preparing each of the Group and parent Company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent Company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By Order of the Board

David Coker Secretary

22 February 2006

Remuneration report

Composition of the Remuneration Committee

The members of the Committee during the year were Mr M Flower and Mr S Heale, both of whom are independent, under the Chairmanship of Mr D Godwin. The Company Secretary attends all meetings of the Committee. Mr David Godwin, who was also the senior independent non-executive Director, was Chairman of the Committee throughout the year prior to his retirement on 31 December 2005 and was replaced as Chairman by Mr S Heale and Mr J MacHale became a Committee Member.

Compliance

The principles applied by the Remuneration Committee in forming their policy for 2005 were consistent with the best practice provisions of the Principles of Good Governance and Code of Best Practice issued by the Financial Services Authority ("the Combined Code") and the Company has throughout the year under review complied with the provisions set out in The Directors' Remuneration Report regulations 2002 and with the Listing Rules.

Policy on remuneration of executive Directors and senior executives

a) Total level of remuneration
The Remuneration Committee aims to ensure that remuneration packages offered are competitive and designed to attract, retain and motivate executive Directors and senior executives of the right calibre in order to run the Company successfully. This approach is considered to be vital during the present climate of change through which the Group is progressing. The Committee consults with the Chief Executive, the Director of Group Personnel and external remuneration consultants, which enables appropriate comparisons to be made.

The intention is to ensure rewards are linked to corporate and individual performance. This policy takes account of the decentralised and differing nature of the Morgan businesses in addition to reflecting the technical challenges which the Company faces in a global market place. Performance is assessed against the performance of the relevant global business in respect of the remuneration of senior Global Business Presidents and against the performance of the Group for the remainder of the Executive Committee.

b) The Main Components
The Committee has agreed that going forward greater emphasis should be placed on performance related reward policies with measurable targets. These are designed to reduce the proportion of fixed remuneration and provide for a growing element of "at risk" pay, which is only available when good results are achieved. In this way, there is a strong link between reward and performance which should be beneficial to shareholders, employees and the Company. The targets are set on the basis of being challenging performance criteria reflecting the objectives of the Company.

The main components are:

i Basic Salary
Basic salary for each executive Director is determined by the Remuneration Committee, taking into account the performance of the individual and information taken from independent sources covering 330 of the FTSE 350 companies and some 2,000 directors on the rates of salary for similar jobs in a selected group of comparable companies. The Committee considered that this comparator group was important given that the Companies LTIP performance is also based on the same comparator group. The Committee relies on specific comparator information taken from a relevant Towers Perrin Executive pay review and also from the Incomes Data Services Directors Pay Reports. A salary review for Directors and senior executives was carried out in July 2005. This year the Committee restricted the basic salary increases given the concentration on performance based awards going forward.

ii Annual Bonus
The targets for annual bonus are set by the Remuneration Committee balancing the short and long-term requirements. Challenging goals are set, which must be met before any bonus is paid. Significant "Stretch" targets must be achieved before maximum bonus is paid. A percentage of the bonus is related to the achievement of personal objectives. The annual bonus is not pensionable. For 2005, a scheme was designed to reward the achievement of significantly "stretched" targets and foster the continued development of inter-divisional co-operation and collaboration. It was focused upon achieving excellent performance in underlying operating profit and operating cash flow. It provided the opportunity of earning a bonus of up to 90% of basic salary, with 60% being provided through the underlying operating profit performance and 30% deriving from operating cash flow.

Underlying operating profit was defined as earnings before interest and tax. For these purposes, underlying operating profit excluded all exceptional costs (e.g. restructuring costs, corporate disposals of businesses and property and significant one-off litigation costs relating to prior year) and any major one-off non-operating charges (e.g. special one-off pension contributions).

Operating cash was defined as the underlying operating profit adjusted for depreciation charge (non-cash item), movements in working capital, provisions, capital expenditure, profit and loss on sale of plant and machinery, operating tax charges and net finance charges. For these purposes operating cash flow excluded any exceptional one-off cash costs as defined above, plus major one-off tax claims, dividends or any corporate cash flow such as rights issues or purchase of shares.

No bonus was payable until 90% of budget had been achieved, which in 2005 was a considerable stretch when compared with the previous years' actual. The mechanism for payment of up to 90% of basic salary was based as follows:

Underlying operating profit	% of basic salary payable
90% of budget	12
110% of budget	35
122% of budget	60

Operating cash	% of basic salary payable
90% of budget	5
110% of budget	15
122% of budget	30

In addition up to 10% of salary was available for the achievement of personal objectives.

The same scheme was available to the members of the Executive Committee.

The Group Chief Executive had the opportunity to earn up to 100% of basic salary.

The above was considered to be appropriate because this approach aligned executive reward with shareholder return.

Director bonus 2005

Name	% of salary relating to operating profit	% of salary relating to cash flow
Mr W D Knowlton	70.0	30.0
Mr M Robertshaw	50.7	30.0
Mr M Lejman	60.0	30.0

The actual payments are shown on page 44.

Bonus Plan 2006
No bonuses will be paid until 95% of budget is achieved, which will be a considerable stretch when compared with the 2005 actual.
The mechanism for payment of up to 90% of basic salary will be as follows:

Underlying operating profit	% of basic salary payable
<95% of budget	Nil
99% of budget	20
105% of budget	55
>109% of budget	75

Operating cash flow	% of basic salary payable
<95% of budget	Nil
100% of budget	7.5
>119% of budget	15.0

Performance at intervening levels will be paid on a straight-line basis.

In addition, up to 10% of salary is available for the achievement of personal objectives.

The same scheme is available to the members of the Executive Committee.

Mr W Knowlton has the opportunity to earn up to 100% of basic salary when 105% of budgeted underlying operating profit and more than 109% of budgeted operating cash flow is achieved.

iii Share schemes
The Company believes that share ownership by the executive Directors and senior executives strengthens the link between their personal interests and those of the shareholders.

In 2005, the Remuneration Committee reviewed the operation of the existing long-term incentive plan (LTIP) and the Company's other share schemes, which were introduced at the AGM in 2004, in conjunction with remuneration advisers Inbucon Consulting. In view of the major restructuring upon which the Company had embarked, it was agreed that the relevant criteria which states that an award under the LTIP will only vest in full if the Company's TSR places it in the upper quartile of the comparator group of the FTSE 350 should be maintained.

A further LTIP was therefore offered to the executive Directors and other key executives in 2005. Awards were made to 56 employees round the world, including the executive Directors. In 2005, options under the Executive Share Option Scheme ("the 2005 ESOS") were granted to 106 employees round the world. The details of options and awards held by all Directors are shown on page 44.

Awards in 2005 under both the 2004 LTIP and the 2004 ESOS will vest on the third anniversary of the date of grant, but only to the extent that the Company's total shareholder return (TSR) can be viewed favourably when compared with the TSR of a group of comparator companies. For the grants made in 2005, the comparator group is the companies which made up the FTSE 350 index at the date of grant. If the Company's TSR over the three financial years 2005-2007 places it at the median of the comparator group, 30% of an award will vest and an award will only vest in full if the Company's TSR places it in the upper quartile of the comparator group. In addition, awards will only vest if the Remuneration Committee is satisfied that the Company's underlying financial performance over the period justifies vesting. The Committee, with the assistance of Inbucon, consulted with shareholder representatives to determine the criteria in 2004 and much appreciate their advice. The Committee have again reviewed the criteria and decided that there was a strong argument for maintaining the same basis as in the prior year in order to focus senior executives on the requirement to be a top quartile company.

Details of all Directors' awards and options in issue are shown on page 44.

The Committee have agreed to a request from Mr W D Knowlton that the options originally intended to be granted to him in January 2005 and January 2006 be put back into the available pool for other executives within the Group.

Those Directors who received options under the Company employee Sharesave scheme are shown on page 44. No performance conditions apply to those options as they are a mechanism for all employees to acquire shares in the Company at their own cost.

The Morgan General Employee Trust holds a total of 4,720,080 shares.

The Committee has sought advice from Inbucon and from Chiltern Financial Services on its share schemes and on the LTIP.

c) Companies used for comparison
In assessing all aspects of pay and benefits, Morgan compares the packages offered by similar companies. These companies are chosen having regard to:

i the size of the company – its turnover, profits and number of people employed;

ii the diversity and complexity of its businesses;

iii the geographical spread of its businesses; and

iv its restructuring and expansion profile.

d) Company policy on contracts of service
Mr W D Knowlton, who joined the Company in December 2002, was appointed Chief Executive Officer on 6 January 2003 and had a two-year notice period in his service contract which reduced to one year with effect from the AGM held in 2003. Mr M Robertshaw was appointed Group Chief Financial Officer on 20 October 2004, and has a one-year notice period. Mr M Lejman was appointed executive Director on 1 March 2005 and has a notice period of one year. Morgan will apply the principle of mitigation to any payment of compensation on termination. The following table shows details of the contracts currently in place for Directors who have served during the year.

Name	Date of contract	Unexpired term	Notice period	Provision for compensation
Mr W D Knowlton	09.12.02	4 mths	4 mths	Notice period
Mr M Robertshaw	01.10.04	22 yrs 2 mths	1 yr	Notice period
Mr M Lejman	01.03.04	10 yrs 8 mths	1 yr	Notice period
Dr H Eisele	06.12.02	Resigned	(see note below)	See schedule of Directors' benefits on page 44

Dr H Eisele tendered his resignation as a Director consequent upon the sale of the Magnetics business. After the sale of the business the Company agreed with Dr Eisele that he should receive a bonus for the sale of that business as shown on page 44 and as disclosed in the Circular to shareholders.

e) Company pensions policy regarding executive Directors
The executive Directors, with the exception of Mr W D Knowlton, participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme which is a contributory, Inland Revenue approved, final salary, funded occupational pension scheme. Its main features are:

i a normal pension age of 60;

ii pension at normal pension age of two thirds of final pensionable salary, subject to completion of 20 years employment;

iii life assurance cover of four times basic salary;

iv dependant's pension on death.

Following a review of the benefits provided by The Morgan Group Senior Staff Pension Scheme, changes will be introduced effective from 6 April 2006.

Pensionable salary is the member's basic salary averaged over the three years prior to retirement. All plan benefits are subject to Inland Revenue limits and the "Earnings Cap" imposed by the Financial Act 1989.

In addition, where an executive Director's benefits in the approved scheme are limited by the 'Earnings Cap' imposed by the Finance Act 1989, the Director receives a pension allowance derived from employer contributions based notionally on the approved scheme pensionable salary in excess of the "Earnings Cap".

Mr W D Knowlton, who is not a member of the above schemes, receives a pension allowance derived from employer contributions based notionally on the approved scheme pensionable salary.

Dr H Eisele was a member of the Vacuumschmelze GmBH Plan which is a non-contributory German cash balance plan.

f) Total shareholder return
The following graph charts the total cumulative shareholder return for the five-year period to 4 January 2006:

Total shareholder return for the five-year period 5 January 2001 to 4 January 2006


140
120
100
80
60
40
20
0
FTSE 350
Morgan Crucible
Jan 01
Mar 01
May 01
Jul 01
Sep 01
Nov 01
Jan 02
Mar 02
May 02
Jul 02
Sep 02
Nov 02
Jan 03
Mar 03
May 03
Jul 03
Sep 03
Nov 03
Jan 04
Mar 04
May 04
Jul 04
Sep 04
Nov 04
Jan 05
Mar 05
May 05
Jul 05
Sep 05
Nov 05
Jan 06

The index selected was the FTSE 350 as it was considered to be a broad comparator group of companies and was also relevant to the performance of the Company in respect of its LTIP and ESOS.

Directors' interests

Directors' interests in the ordinary share capital of the Company are as follows:

	As at 5 January 2005 or date of appointment	As at 4 January 2006 or date of resignation
Dr H Eisele	nil	**2,000**
Mr M Flower	5,000	**15,000**
Mr S Heale	nil	**8,000**
Mr D C Godwin	106,250	**106,250**
Mr W D Knowlton	375,000	**375,000**
Mr L V Kylberg	95,090	**115,090**
Mr M Lejman	nil	**5,000**
Mr J MacHale	100,000	**100,000**
Mr M Robertshaw	3,500	**16,000**

The following Directors purchased and/or sold shares at the price shown during the year:

Name	Date bought	Date sold	Number of shares	Price
Dr H Eisele	18.03.05	–	2,000	195p
Mr M Flower	25.04.05	–	10,000	181p
Mr S Heale	02.03.05	–	8,000	186.45p
Mr L V Kylberg	25.04.05	–	20,000	181p
Mr M Lejman	22.03.05	–	5,000	196.75p
Mr M Robertshaw	04.03.05	–	10,000	187.45p
Mr M Robertshaw	26.10.05	–	2,500	207.5p

There has been no change in the interests of the Directors between 4 January 2006 and 22 February 2006.

The Auditors are required to report on the following information in this section of the report.

Executive Directors' share options

	At 5 January 2005 or date of appointment	Granted	Exercised	Lapsed	At 4 January 2006 or date of resignation	Exercise price	Earliest date of exercise	Expiry date
Dr H Eisele	100,000	–	–	100,000	–	129.05p	22.06.07	22.06.14
Mr W D Knowlton	1,841,000	–	–	–	1,841,000	56.54p	10.12.05	09.12.12
	263,000	–	–	–	263,000	126.40p	19.03.07	18.03.14
Mr M Lejman	200,000	–	–	–	200,000	129.05p	22.06.07	22.06.14
Mr M Robertshaw	200,000	–	–	–	200,000	145.275p	01.11.07	31.10.14

Mr W D Knowlton has agreed that the options due to him as at 1 January 2005 and 1 January 2006 should be made available to other executives at the discretion of the Remuneration Committee.

In addition Mr W D Knowlton and Mr M Lejman have Options over 8,598 Ordinary shares and 5,565 Ordinary shares respectively under the rules of the 2004 Sharesave Scheme at an Option price of 110.20p and 168p respectively

Awards to Directors outstanding under the Company's Long-Term Incentive Plan are as follows:

	2004 LTIP Ordinary shares	2005 LTIP Ordinary shares
Mr W D Knowlton	623,887	**518,324**
Mr M Lejman	265,414	**211,751**
Mr M Robertshaw	283,944	**223,967**

Schedule of Directors' pay and benefits

Executive Directors	Basic salary £	Annual bonus £	Other benefits £	2005 Total emoluments £	2005 Company pension contributions £	2005 Compensation for loss of office £	2005 Total remuneration £	2004 Total emoluments £	2004 Total pension contributions £	2004 Total remuneration £
Dr H Eisele*	**127,856**	**384,737**	**5,282**	**517,875**	**32,961**	**-**	**550,836**	–	–	–
Mr W D Knowlton	**540,000**	**555,000**	**169,900**	**1,264,900**	**216,000**	**-**	**1,480,900**	1,213,195	200,700	1,413,895
Mr M Lejman	**216,667**	**213,500**	**10,319**	**440,486**	**78,087**	**-**	**518,573**	–	–	–
Mr M Robertshaw	**275,000**	**254,425**	**14,768**	**544,193**	**99,704**	**-**	**643,897**	95,745	8,085	103,830
2005 total	**1,159,523**	**1,407,662**	**200,269**	**2,767,454**	**426,752**	**-**	**3,194,206**			
2004 total	**777,317**	**692,917**	**179,365**	**1,649,599**	**343,243**	**308,093**	**2,300,935**			
Non-executive Directors							**242,063**			**214,022**

* The bonus for Dr H Eisele referred to above includes the payment made in respect of the sale of the Magnetics Business.

The other benefits referred to above include private medical insurance, the provision of a company car and fuel and in respect of Mr W D Knowlton an overseas living allowance of £108,000. He is also a non-executive Director of Smith and Nephew plc for which he receives fees of £52,500.

Pension benefits earned by the Directors

There are two Executive Directors, Mr M Lejman and Mr Robertshaw, who participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme. This is a contributory, Inland Revenue approved, final salary, UK occupational pension scheme.

Executive Directors	Accrued benefit at 4 January 2006 at date of resignation if earlier £	Increase in accrued benefits excluding inflation (A) £	Increase in accrued benefits including inflation £	Transfer value of (A) less Directors' contributions £	Transfer value of accrued benefits at 4 January 2005 £	Transfer value of accrued benefits at 4 January 2006 or date of resignation if earlier or date of appointment if later £	Increase in transfer value less Directors' contributions £
Dr H Eisele[1]	82,936	31,198	31,198	24,280	35,495	59,775	24,280
Mr M Lejman[2]	6,453 pa	2,961 pa	3,053 pa	19,394	30,247	59,467	21,327
Mr M Robertshaw	3,485 pa	2,990 pa	3,003 pa	7,163	2,745	19,331	7,163

Notes to pension benefits

a) The accrued benefit entitlement for Dr H Eisele is the cash lump sum which would be paid on retirement based on service at the end of the year. The accrued benefit entitlement for Mr M Lejman and Mr M Robertshaw is the pension which would be paid annually on retirement based on service at the end of the year.

b) The notional transfer values for the German plan benefits have been calculated on actuarial advice in line with the IAS 19 assumptions used for assessing German defined benefit liabilities as at 4 January 2006. The transfer values for the UK pension benefits have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less the Director's contributions.

c) Members of the UK pension scheme have the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

1. Dr Eisele became a Director on 1 March 2005 and ceased to be a Director on 8 December 2005. The transfer value of accrued benefits at the beginning of the year is calculated as at 1 March 2005 and the accrued benefit at the end of the year is calculated as at 8 December 2005. The increase in accrued benefits reflects the nine months qualifying service as a Director.

2. Mr Lejman became a Director on 1 March 2005. The transfer value of accrued benefits at the beginning of the year is calculated as at 1 March 2005. The increase in accrued benefits reflects the ten months qualifying service as a Director.

Mr W D Knowlton has a pension allowance of £216,000 which is included in the Schedule of Directors pay and benefits on page 44.

Non-executive Directors

Non-executive Directors receive a basic fee plus reimbursement of expenses incurred in attending Board, Strategy and other meetings. None of the non-executive Directors has a service contract with the Company although they do have letters of appointment which contain no obligations relating to any notice period. There are no obligations on the Company to make any payments in lieu of notice to any non-executive Director. The non-executive Directors do not participate in any of the incentive, share or share option plans. Each of the non-executive Directors is subject to re-election by shareholders every third year after their initial confirmation by shareholders as a Director.

The fee payable to each of the non-executive Directors relating to their responsibilities and who are listed on page 34 and who served throughout the year are as indicated in the table below.

Non-executive Directors	Date of last election or appointment	Basic fees £	Other benefits	Total 2005 £	Total 2004 £
Mr M Flower	10.12.04	36,928	–	36,928	1,929
Mr D Godwin	23.04.04	40,000	–	40,000	32,500
Mr S Heale	18.02.05	30,135	–	30,135	–
Mr L Kylberg	14.06.02	95,000	–	95,000	97,423
Mr J MacHale	23.04.04	40,000	–	40,000	36,250
Total		242,063	–	242,063	168,102

Mr D Godwin retired as a non-executive Director on 31 December 2005.

The share price at the year-end was 248.00 pence and the high and low during year were 248.00 pence and 166.75 pence respectively.

Simon Heale Chairman, Remuneration Committee

For and on behalf of the Board

Shareholder information

Analysis of shareholdings as at 4 January 2006

		Number of shareholders	% of total	Number of shares	% of share capital
Size of holding	1-2,000	7,262	74.54	4,177,977	1.42
	2,001-5,000	1,441	14.79	4,537,211	1.55
	5,001-10,000	423	4.34	2,935,438	1.00
	10,001-50,000	358	3.68	6,918,876	2.36
	50,001-100,000	48	0.49	3,549,609	1.21
	100,000 and above	210	2.16	271,069,261	92.46
		9,742	100	293,188,372	100
Holding classification	Individuals	8,595	88.23	14,176,078	4.83
	Nominee companies	1,005	10.32	265,887,716	90.69
	Trust (pension funds etc)	16	0.16	108,326	0.04
	Others	126	1.29	13,016,252	4.44
		9,742	100	293,188,372	100

Key dates

Dividends	Subject to the relevant detailed terms and approvals of the Board of Directors where applicable	
	5.5% Cumulative First Preference shares of £1 each and 5.0% Cumulative Second Preference shares of £1 each	3 April 2006 and 2 October 2006
Annual General Meeting		21 April 2006
Financial results	The interim results are issued in August with the Report and Accounts for the year normally posted in March	

Other information

Capital gains tax

The market values of quoted shares and stocks at 31 March 1982 were:

Ordinary shares of 25 pence each	122.5 pence
5.5% Cumulative First Preference shares of £1 each	30.5 pence
5.0% Cumulative Second Preference shares of £1 each	28.5 pence

For capital gains tax purpose, the cost of Ordinary shares is adjusted to take account of rights issues. Any capital gains arising on disposal will also be adjusted to take account of indexation allowances. Since the adjustments will depend on individual circumstances, shareholders are recommended to consult their professional advisers

Share price

The price of the Company's Ordinary shares can be obtained through the Financial Times *Cityline Service Telephone: 0906 003 3416 or 0906 843 3416 (calls will be charged at* premium rates). The price of the Company's Ordinary shares can be also obtained, at a fifteen minute delay, on the Company's website, www.morgancrucible.com

Dividend Reinvestment Plan ("DRIP")

The Company has a DRIP for shareholders to enable them to reinvest their cash dividend in equity shares for the Company. For ordinary shareholders, the DRIP, which enables shares to be bought on the London Stock Exchange at favourable transaction costs, is administered by the Company's registrar, Capita Registrars. Further information can be obtained from Capita Registrars.

Company details

Registered office

Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Fax: 01753 850872
Website: www.morgancrucible.com

Registered in England No 286773

Company registrars

Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
Website: www.capitaregistrars.com

Report of the independent auditors

Independent auditors' report to the members of the Morgan Crucible Company plc

We have audited the Group and parent Company financial statements (the "financial statements") of The Morgan Crucible Company plc for the year ended 4 January 2006 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group Statement of Cash Flows, the Group Statement of Recognised Income and Expense and the related notes on pages 48 to 95. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the parent Company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 40.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 4 January 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent Company's affairs as at 4 January 2006; and
- the parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

22 February 2006

8 Salisbury Square
London
EC4Y 8BB

Consolidated income statement

for the year ended 4 January 2006

	Note	Continuing operations 2005 £m	Discontinued operations 2005 £m	Total 2005 £m	Continuing operations 2004 £m	Discontinued operations 2004 £m	Total 2004 £m
Revenue	2	**609.8**	**135.9**	**745.7**	581.6	214.3	795.9
Operating costs before restructuring costs, cost associated with settlement of prior period anti-trust litigation and property disposals	5	**(554.4)**	**(125.3)**	**(679.7)**	(539.9)	(200.2)	(740.1)
Profit from operations before restructuring costs, costs associated with settlement of prior period anti-trust litigation and property disposals	2	**55.4**	**10.6**	**66.0**	41.7	14.1	55.8
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	9	**(29.9)**	**(2.1)**	**(32.0)**	(44.9)	(13.8)	(58.7)
Loss on disposal of property		**(0.4)**	**-**	**(0.4)**	(4.6)	0.8	(3.8)
Operating profit/(loss)	2	**25.1**	**8.5**	**33.6**	(7.8)	1.1	(6.7)
Finance income		**22.7**	**-**	**22.7**	20.9	-	20.9
Finance expenses		**(33.4)**	**(2.4)**	**(35.8)**	(33.6)	(3.4)	(37.0)
Net financing costs	7	**(10.7)**	**(2.4)**	**(13.1)**	(12.7)	(3.4)	(16.1)
Loss on partial disposal of businesses		**(0.1)**	**-**	**(0.1)**	(8.2)	-	(8.2)
Profit/(loss) before taxation		**14.3**	**6.1**	**20.4**	(28.7)	(2.3)	(31.0)
Income tax expense	8	**(4.8)**	**(4.0)**	**(8.8)**	(2.5)	-	(2.5)
Profit/(loss) after taxation but before gain/(loss) on sale of discontinued operations		**9.5**	**2.1**	**11.6**	(31.2)	(2.3)	(33.5)
Gain/(loss) on sale of discontinued operations, net of tax	3	**-**	**42.6**	**42.6**	-	(26.7)	(26.7)
Profit/(loss) for the period		**9.5**	**44.7**	**54.2**	(31.2)	(29.0)	(60.2)
Profit/(loss) for period attributable to:							
Equity holders of the parent		**7.2**	**44.7**	**51.9**	(33.0)	(29.0)	(62.0)
Minority interest		**2.3**	**-**	**2.3**	1.8	-	1.8
		9.5	**44.7**	**54.2**	(31.2)	(29.0)	(60.2)
Earnings/(loss) per share	10						
Basic		**2.5p**	**15.6p**	**18.1p**	(11.8p)	(10.4p)	(22.2p)
Diluted		**2.4p**	**14.8p**	**17.2p**	(11.8p)	(10.4p)	(22.2p)
Dividends							
Proposed final dividend - pence				**2.5p**			-
- £m				**7.3**			-

Consolidated balance sheet

	Note	2005 £m	2004 £m
Assets			
Property, plant and equipment	11	**235.3**	319.8
Intangible assets	12	**46.6**	107.1
Other investments	13	**6.1**	5.6
Other receivables	16	**0.3**	3.5
Deferred tax assets	14	**27.4**	31.2
Total non-current assets		**315.7**	467.2
Inventories	15	**77.8**	121.3
Trade and other receivables	16	**140.9**	165.3
Cash and cash equivalents	17	**160.0**	56.3
Total current assets		**378.7**	342.9
Total assets		**694.4**	810.1
Liabilities			
Interest-bearing loans and borrowings	19	**57.3**	137.9
Employee benefits	21	**124.2**	183.0
Grants for capital expenditure		**0.3**	0.4
Provisions	22	**4.3**	5.0
Deferred tax liabilities	14	**28.1**	42.1
Total non-current liabilities		**214.2**	368.4
Bank overdraft	17	**27.2**	0.8
Interest-bearing loans and borrowings	19	**25.0**	65.5
Trade and other payables	23	**203.9**	184.0
Provisions	22	**28.4**	38.3
Total current liabilities		**284.5**	288.6
Total liabilities		**498.7**	657.0
Total net assets		**195.7**	153.1
Equity			
Issued capital	18	**75.5**	74.8
Share premium	18	**85.0**	84.0
Reserves	18	**41.4**	35.0
Retained earnings	18	**(19.6)**	(51.4)
Total equity attributable to equity holders of the parent company		**182.3**	142.4
Minority interest		**13.4**	10.7
Total equity	18	**195.7**	153.1

The accounts on pages 48 to 95 were approved by the Board of Directors on 22 February 2006 and were signed on its behalf by:

Warren Knowlton Chief Executive Officer

Mark Robertshaw Chief Financial Officer

Consolidated statement of cash flows

	Note	2005 £m	2004 £m
Operating activities			
Profit/(loss) for the period		**54.2**	(60.2)
Adjustments for:			
Depreciation		**30.0**	34.4
Amortisation		**1.3**	1.4
Interest expense		**13.1**	16.1
Loss on sale of property, plant and equipment		**0.6**	4.3
Income tax expense		**8.8**	2.5
Equity settled share-based payment expenses		**2.5**	1.7
Operating profit before changes in working capital and provisions		**110.5**	0.2
(Increase) in trade and other receivables		**(5.8)**	(11.5)
(Increase) in inventories		**(9.0)**	(3.1)
Increase in trade and other payables		**8.6**	21.6
Non-cash operating costs relating to restructuring		**8.5**	12.4
(Decrease)/increase in provisions and employee benefits		**(1.9)**	12.8
Cash generated from operations		**110.9**	32.4
Interest paid		**(13.7)**	(14.8)
Taxation paid		**(6.2)**	(2.3)
Loss on partial disposal of businesses		**0.1**	8.2
(Gain)/loss on sale of discontinued operations		**(42.6)**	26.7
Net cash from operating activities		**48.5**	50.2
Investing activities			
Purchase of property, plant and equipment		**(43.6)**	(38.3)
Proceeds from sale of property, plant and equipment		**5.5**	10.2
Purchase of investments		**(2.8)**	(1.0)
Proceeds from sale of investments		**0.7**	0.4
Interest received		**2.3**	1.5
Acquisitions of subsidiaries, net of cash acquired		**(3.0)**	–
Disposal of subsidiaries, net of cash disposed of		**195.9**	23.9
Net cash from investing activities		**155.0**	(3.3)
Financing activities			
Proceeds from the issue of share capital		**1.7**	54.1
Purchase of shares for LTIP		**(3.5)**	(3.3)
Repayment of borrowings		**(125.2)**	(97.6)
Payment of finance lease liabilities		**(1.2)**	(1.0)
Net cash from financing activities		**(128.2)**	(47.8)
Net increase/(decrease) in cash and cash equivalents		**75.3**	(0.9)
Cash and cash equivalents at start of period		**56.3**	57.9
Effect of exchange rate fluctuations on cash held		**2.0**	(0.7)
Cash and cash equivalents at period end	17	**133.6**	56.3

A reconciliation of cash and cash equivalents to net borrowings is shown in note 17.

Consolidated statement of recognised income and expense

for the year ended 4 January 2006

	2005 £m	2004 £m
Foreign exchange translation differences	**5.0**	(2.5)
Actuarial losses on defined benefit plans	**(16.2)**	(39.0)
Net (loss) on hedge of net investment in foreign subsidiary	**(1.5)**	–
Cash flow hedges:		
Effective portion of changes in fair value	**0.2**	–
Change in fair value of equity securities available-for-sale	**0.3**	0.2
Income and expense recognised directly in equity	**(12.2)**	(41.3)
Profit/(loss) for the period	**54.2**	(60.2)
Total recognised income and expense for the period	**42.0**	(101.5)
Attributable to:		
Equity holders of the parent	**39.7**	(103.3)
Minority interest	**2.3**	1.8
Total recognised income and expenses for the period	**42.0**	(101.5)
Total recognised income and expenses for the period	**42.0**	(101.5)
Effect of adoption of IAS 32 and 39, net of tax, on 5 January 2005 *(with 2004 not restated)*	**(0.5)**	–
	41.5	(101.5)

Notes to the financial statements

1. Accounting policies

The Morgan Crucible Company plc (the "Company") is a company incorporated in the UK.

The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group"). The parent company financial statements present information about the Company as a separate entity and not about its Group.

The Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU ("Adopted IFRSs"). The Company has elected to prepare its parent Company financial statements in accordance with UK GAAP; these are presented on pages 88 to 95.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these Group financial statements and in preparing an opening IFRS balance sheet at 5 January 2004 for the purposes of the transition to Adopted IFRSs. The principal exception is that, as more fully explained below, financial instruments accounting is determined on different bases in the year ended 4 January 2006 and for the year ended 4 January 2005 due to the transitional provisions of IAS 32 and IAS 39.

Judgements made by the Directors, in the application of these accounting policies that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 28.

(a) Transition to Adopted IFRSs

The Group is preparing its financial statements in accordance with Adopted IFRS for the first time and consequently has applied IFRS 1. An explanation of how the transition to Adopted IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 30.

In addition to exempting companies from the requirement to restate comparatives for IAS 32 and IAS 39, IFRS 1 grants certain exemptions from the full requirements of IFRSs in the transition period. The following exemptions have been taken in these financial statements:

- Business combinations - Business combinations that took place prior to 5 January 2004 have not been restated.
- Fair value or revaluation as deemed cost - At the date of transition, fair value at the date of previous revaluation has been used as deemed cost for properties previously measured at fair value.
- Employee benefits - All cumulative actuarial gains and losses on defined benefit plans have been recognised in equity at 5 January 2004.
- Cumulative translation differences - Cumulative translation differences for all foreign operations have been set to zero at 5 January 2004.

(b) Measurement convention

The financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments classified as fair value through the profit or loss or as available-for-sale. Non-current assets and disposal groups held for sale are stated at the lower of previous carrying amount and fair value less costs to sell.

(c) Basis of consolidation

(i) Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

(i) Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to £ sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to £ sterling at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to £ sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to £ sterling at an average rate for the period where this approximates to the foreign exchange rates ruling at the dates of the transactions. The revenues and expenses of foreign operations in hyperinflationary economies are translated to £ sterling at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

The Group has taken advantage of relief available in IFRS 1 to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS at 5 January 2004.

(iii) Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

1. Accounting policies (continued)

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy f).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

(f) Hedging

(i) Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from the hedging reserve and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in the hedging reserve are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e., when interest income or expense is recognised). For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from the hedging reserve and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in the hedging reserve and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in the hedging reserve is recognised immediately in the income statement.

(ii) Hedge of monetary assets and liabilities
Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

(iii) Hedge of net investment in foreign operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in the translation reserve. The ineffective portion is recognised immediately in profit or loss.

(iv) Effect of first time adoption of IAS 32 and IAS 39 on 5 January 2005
The Group has taken advantage of the transitional arrangements of IFRS 1 not to restate corresponding amounts in accordance with IAS 32 and IAS 39. Instead the following policies were applied in respect of financial instruments issued by the Group, investments in debt and equity securities, derivative financial instruments and hedging.

In the comparative period other than the following exceptions all financial assets and financial liabilities were carried at cost (amortised as appropriate) less, in the case of financial assets, provision for any permanent diminution in value. Gains and losses on forward foreign exchange contracts treated as hedging instruments were not recognised in the income statement. On recognition of the hedged transaction the unrecognised gains and losses arising on the instrument were recognised, either in the income statement or combined into the carrying value of the associated asset or liability. Interest differentials arising from interest rate swaps were recognised by adjusting net interest payable or receivable over the period of the contract.

The following adjustments necessary to implement the revised policy have been made as at 5 January 2005 with the net adjustment to net assets, after tax, taken through the 4 January 2006 statement of recognised income and expense. Corresponding amounts for 4 January 2005 are presented and disclosed in accordance with the requirements of the Companies Act 1985, SSAP 20 and FRS 4 as applicable in the year ended 4 January 2005. The nature of the main effects upon the consolidated balance sheet at 5 January 2005 are as follows:

Effect on the consolidated balance sheet at 5 January 2005:

	£m
Derivative financial liabilities	0.5
Hedging reserve	(0.1)
Retained earnings	(0.4)
	(0.5)

The nature and main effects upon the consolidated balance sheet at 5 January 2005 and upon the 2005 consolidated income statement, statement of changes in equity, statement of recognised income and expense and cash flow statement are as follows:

In 2005 hedging instruments and hedged items are accounted for separately in the balance sheet. Gains and losses in both are included in profit for the year when they arise (fair value hedges) or when the hedged transaction occurs having first recorded those on the hedging instrument in equity (cash flows hedges, to the extent effective). In 2004 hedging instruments were not recognised and hedged items were held at cost (amortised as appropriate) without any adjustment in respect of the hedged risk. On 5 January 2005 the hedged items and hedging instruments are brought separately on to the balance sheet in accordance with the 2005 policy. The cash flow statement is unaffected by this change in accounting policy.

1. Accounting policies (continued)

(v) Investments held for sale
Certain investments in debt and equity securities previously held at historical cost less provision for impairment have been designated as available for sales assets. These assets have been remeasured to fair value at 5 January 2005 and through 2005, with the surplus or deficit recognised directly in the fair value reserve. On securities sold during the year, the cumulative amount in equity was transferred to the income statement. The cash flow statement is unaffected by this change in accounting policy.

Certain financial assets and liabilities, originally held at historical cost less (in the case of assets) provision for impairment, have been designated as fair value through profit or loss. The fair value of such instruments at 5 January 2005 has been taken up in the transition adjustment. During 2005 changes in fair value for such instruments were recognised immediately in the income statement. The cash flow statement is unaffected by this change in accounting policy.

The main effects on the primary statements in the prior year would be similar to those above.

(g) Property, plant and equipment

(i) Owned assets
Items of property, plant and equipment are stated at cost, or as deemed cost, less accumulated depreciation (see below) and impairment losses (see accounting policy l). The cost of self-constructed assets includes the cost of materials, direct labour, and an appropriate proportion of production overheads.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 5 January 2004, the date of transition to Adopted IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets
Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

(iii) Depreciation
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	50 years
Plant and equipment – presses, kilns and furnaces	10–20 years
Plant and equipment – other	10 years
Fixtures and fittings	10 years
Motor vehicles and IT equipment	3 years

(h) Intangible assets

(i) Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries. In respect of business acquisitions that have occurred since 5 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under UK GAAP. The classification and accounting treatment of business combinations that occurred prior to 5 January 2004 has not been reconsidered in preparing the Group's opening IFRS balance sheet at 5 January 2004. Goodwill is stated at cost less any accumulated impairment losses.

Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see accounting policy l).

(ii) Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy l). Other development expenditure is recognised in the income statement as an expense as incurred.

(iii) Other intangible assets
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy l).

(iv) Amortisation
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Capitalised development costs	3 years
Computer software	3 years

(i) Trade and other receivables
Trade and other receivables are stated at their nominal amount less impairment losses (see accounting policy l).

1. Accounting policies (continued)

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(k) Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(l) Impairment

The carrying amounts of the Group's assets, other than inventories (see accounting policy j) and deferred tax assets (see accounting policy s), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see (i) below).

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill was tested for impairment at 5 January 2004, the date of transition to Adopted IFRS, and for the years ended 4 January 2005 and 4 January 2006.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

(i) Calculation of recoverable amount

The recoverable amount of the Group's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted. The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and when there is an indication that the impairment loss may no longer exist.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Share capital

(i) Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or is redeemable but only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

(n) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

All actuarial gains and losses as at 5 January 2004, the date of transition to Adopted IFRS, were recognised. Actuarial gains and losses that have arisen since 5 January 2004 have been recognised in the period they occur directly in equity through the "Statement of Recognised Income and Expense", reflecting the adoption of the amendment to IAS 19 for the year ended 4 January 2005.

1. Accounting policies (continued)

(n) Employee benefits (continued)

(iii) Long-term service benefits
The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method, or similar approximation, and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

(iv) Share-based payment transactions
The Group operates various share option programmes that allow Group employees to acquire shares in the Company. Under the long-term Incentive Plan (LTIP) awards of shares are made to various key executives and under both the Executive Share Option Scheme 2004 (2004 ESOS) and the Morgan Executive Scheme 1995 (1995 ESOS) share options are granted by the Company. The Company also maintains an all-employee share save scheme available to employees in the UK and Germany. The fair value of awards made and options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options.

The fair value of the options and awards under each scheme have been measured using the following models:

Long Term Incentive Plan 2004	Monte Carlo model
Executive Share Option Scheme 2004	Monte Carlo model
Morgan Executive Share Option Scheme 1995	Binomial Lattice Option pricing model
UK Employee Share Save Scheme 2003	Black-Scholes Merton model
UK Employee Share Save Scheme 2004	Black-Scholes Merton model
UK Employee Share Save Scheme 2004 (Germany)	Black-Scholes Merton model
UK Employee Share Save Scheme 2005	Black-Scholes Merton model

The choice of model takes into account the terms and conditions upon which the awards were made and the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(o) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Restructuring
A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(ii) Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(p) Trade and other payables

Trade and other payables are stated at their nominal amount.

(q) Revenue

(i) Goods sold and services rendered
Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

(ii) Government grants
Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that funds will be received and that the Group will comply with the conditions attaching to the grant. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the income statement as other operating income on a systematic basis over the useful life of the asset.

(r) Expenses

(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(ii) Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

1. Accounting policies (continued)

(r) Expenses (continued)

(iii) Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement (see accounting policy f). Interest income is recognised in the income statement as it accrues, using the effective interest rate method. Dividend income is recognised in the income statement on the date the entity's right to receive payments is established.

The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

(t) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products in a particular line of business (business segment) or in providing products within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments.

(u) Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

Discontinued operations are presented in the income statement (including the comparative period) as a column analysing the post-tax profit or loss of the discontinued operation and the post-tax gain or loss recognised on the remeasurement to fair value less costs to sell or on disposal of the assets/disposal groups constituting discontinued operations.

(v) Classification of financial instruments issued by the Group

Following the adoption of IAS 32, financial instruments issued by the Group are treated as equity (i.e. forming part of shareholders' funds) only to the extent that they meet the following two conditions:

(i) they include no contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Group; and

(ii) where the instrument will or may be settled in the Company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company's own equity instruments or is a derivative that will be settled by the Company's exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company's own shares, the amounts presented in these financial statements for called-up share capital and share premium account exclude amounts in relation to those shares.

Finance payments associated with financial liabilities are dealt with as part of finance expenses. Finance payments associated with financial instruments that are classified in equity are dividends and are recorded directly in equity.

(w) Investments in debt and equity securities

Investments in debt and equity securities held by the Group are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity (in the fair value reserve), except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognised in profit or loss.

(x) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate method.

(y) Own shares held by ESOP trust

Transactions of the Group-sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchases of shares in the Company are debited directly to equity.

1. Accounting policies (continued)

(z) Adopted IFRS not yet applied

The following adopted IFRSs were available for early application but have not been applied by the Group in these financial statements:

(i) Amendment to IAS 1, Capital Disclosures

(ii) Amendment to IAS 39, Cash Flow Hedge Accounting of Forecast Intragroup Transactions

(iii) Amendment to IAS 39, Financial Instruments: Recognition and Measurement the Fair Value Option

(iv) Amendments to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 4, Insurance Contracts

(v) IFRS 7, Financial Instruments: Disclosures

(vi) IFRIC 4, Determining whether an Arrangement contains a Lease

(vii) IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds incorporating an amendment to IAS 39, Financial Instruments: Recognition and Measurement

The Group does not expect the above amendments to have any significant impact on the financial statements for the period commencing 5 January 2006.

With respect to the financial guarantee contracts, where the Group enters into such contracts to guarantee the indebtedness of other companies within the Group, the Group considers these to be insurance arrangements, and accounts for them as such. In this respect the Group treats the guarantee contract as a contingent liability until such time as it becomes probable that the Group will be required to make a payment under the guarantee.

2 Segment reporting

Business segments

	Carbon		Technical Ceramics		Thermal Ceramics		Crucibles		Discontinued		Consolidated	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Revenue from external customers	**199.9**	196.1	**144.8**	135.7	**236.7**	220.3	**28.4**	29.5	**135.9**	214.3	**745.7**	795.9
Segment profit	**15.3**	0.2	**8.6**	1.1	**9.2**	8.0	**1.3**	3.2	**8.5**	1.1	**42.9**	13.6
Unallocated costs											**(9.3)**	(20.3)
Operating profit/(loss)											**33.6**	(6.7)
Net financing costs											**(13.1)**	(16.1)
Loss on partial disposal of businesses											**(0.1)**	(8.2)
Income tax expense											**(8.8)**	(2.5)
Gain/(loss) on sale of discontinued operations, net of tax											**42.6**	(26.7)
Profit/(loss) for the period											**54.2**	(60.2)
Segment underlying operating profit*	**27.4**	20.9	**12.2**	7.4	**19.7**	15.9	**1.8**	2.9	**10.6**	14.1	**71.7**	61.2
Unallocated costs											**(5.7)**	(5.4)
Underlying operating profit											**66.0**	55.8

Revenue from external customers in discontinued comprises the Magnetics division £135.9 million (2004: £181.2 million), the Auto and Consumer business £nil (2004: £31.7 million) and three Technical Ceramics operations £nil (2004: £1.4 million). Segment profit in discontinued comprises the Magnetics division £8.5 million (2004: £7.4 million), the Auto and Consumer business £nil (2004: £6.5 million loss) and three Technical Ceramics operations £nil (2004: £0.2 million). Segment underlying operating profit in discontinued comprises the Magnetics division £10.6 million (2004: £14.2 million), the Auto and Consumer business £nil (2004: £0.3 million loss) and three Technical Ceramics operations £nil (2004: £0.2 million).

*This measure of profit (before all restructuring costs, cost associated with settlement of anti-trust litigation and property disposals) is shown because the Directors consider that it gives a better indication of underlying performance.

2. Segment reporting (continued)

Business segments

	Carbon		Technical Ceramics		Thermal Ceramics		Crucibles		Discontinued		Consolidated	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Segment assets	**170.1**	162.8	**133.4**	122.9	**217.4**	192.2	**24.0**	22.2	**-**	241.2	**544.9**	741.3
Unallocated assets											**149.5**	68.8
Total assets											**694.4**	810.1
Segment liabilities	**99.4**	82.7	**82.4**	61.5	**99.3**	86.4	**17.1**	14.0	**-**	107.5	**298.2**	352.1
Unallocated liabilities											**200.5**	304.9
Total liabilities											**498.7**	657.0
Segment cash flows from operating activities	**27.6**	22.9	**17.9**	15.8	**14.2**	16.0	**1.8**	4.3	**15.9**	14.9	**77.4**	73.9
Unallocated cash flows											**(28.9)**	(23.7)
Cash flows from operating activities											**48.5**	50.2
Cash flows from investing activities											**155.0**	(3.3)
Cash flows from financing activities											**(128.2)**	(47.8)
Segment capital expenditure	**13.0**	6.2	**7.0**	5.7	**16.1**	11.6	**0.9**	0.5	**8.1**	15.5	**45.1**	39.5
Unallocated capital expenditure											**0.2**	0.8
Total capital expenditure											**45.3**	40.3

	Carbon		Technical Ceramics		Thermal Ceramics		Crucibles		Discontinued		Consolidated	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Segment depreciation	**6.9**	7.7	**7.7**	7.5	**8.3**	8.3	**1.0**	1.0	**6.0**	9.7	**29.9**	34.2
Unallocated depreciation											**0.1**	0.2
Total depreciation											**30.0**	34.4
Segment amortisation	**0.2**	0.3	**0.1**	–	**0.2**	0.2	**0.1**	0.1	**0.6**	0.8	**1.2**	1.4
Unallocated amortisation											**0.1**	–
Total amortisation											**1.3**	1.4

During the year ended 4 January 2006, discontinued operations had cash outflows from investing activities of £9.1 million (2004: £15.1 million) and cash flows from financing activities of £nil (2004: £nil).

2. Segment reporting (continued)

Geographical segments

	Europe		Americas		Far East and Australia		Middle East and Africa		Discontinued		Consolidated	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Revenue from external customers	**237.6**	241.0	**268.2**	244.6	**90.5**	82.6	**13.5**	13.4	**135.9**	214.3	**745.7**	795.9
Segment assets	**255.9**	242.6	**202.9**	187.7	**79.6**	63.3	**6.5**	6.5	**-**	241.2	**544.9**	741.3
Unallocated assets											**149.5**	68.8
											694.4	810.1
Segment cash flows from operating activities	**3.6**	10.1	**40.9**	35.8	**13.9**	9.5	**3.1**	3.6	**15.9**	14.9	**77.4**	73.9
Unallocated cash flows											**(28.9)**	(23.7)
Cash flows from operating activities											**48.5**	50.2
Cash flows from investing activities											**155.0**	(3.3)
Cash flows from financing activities											**(128.2)**	(47.8)
Capital expenditure	**12.8**	9.8	**13.6**	9.3	**10.1**	4.7	**0.5**	0.2	**8.1**	15.5	**45.1**	39.5
Unallocated Capital expenditure											**0.2**	0.8
Total capital expenditure											**45.3**	40.3

3. Discontinued operations

In September 2005 the Group sold its Magnetics division, a separate business segment (see accounting policy note u). The net sale proceeds after allowing for net debt cash in the business were £214.6 million, tax charge was £21.4 million, leaving a gain after tax of £42.6 million.

The cash consideration received at year end net of disposal costs was £210.2 million.

Effect of disposal on individual assets and liabilities of the Group:

	2005 £m
Property, plant and equipment	**96.4**
Intangible assets	**62.2**
Other investments	**1.0**
Inventories	**52.5**
Trade receivables and other receivables	**39.3**
Cash and cash equivalents	**2.8**
Net interest bearing and non-interest bearing loans	**13.6**
Provisions	**(79.9)**
Deferred tax	**(4.1)**
Trade payables and other payables	**(36.5)**
Net identifiable assets and liabilities	**147.3**
Cash consideration received, net of disposal costs	**210.2**
Net borrowings disposed of	**(16.4)**
Net cash inflow	**193.8**

4. Acquisitions

On 1 March 2005 the Group increased its stake in Yixing Morgan Thermal Ceramics Limited from 50% to 51% and began consolidating the business. Total consideration paid was £0.9 million. The company's principal activity is the manufacture of insulating fire bricks. In the 10 months to 4 January 2006 the subsidiary contributed net profit of £0.3 million to the consolidated net profit for the year.

On 19 April 2005 the Group acquired 80% of the shares in Thermal Ceramics Saveh Company Limited for £0.5 million. The company's principal activity is the manufacture of ceramic fibres. In the eight months to 4 January 2006 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

On 25 April 2005 the Group acquired 70% of the shares in Morgan Kailong Thermal Ceramics Jingmen Limited for £1.6 million. The company's principal activity is the manufacture of ceramic fibres. In the eight months to 4 January 2006 the subsidiary contributed net profit of £nil to the consolidated net profit for the year.

4. Acquisitions (continued)

Effect of acquisitions

The acquisitions had the following effect on the assets and liabilities of the Group:

	Acquiree's book values	Fair value adjustments	Acquisition amounts
	2005 £m	2005 £m	2005 £m
Acquiree's net assets at acquisition date:			
Property, plant and equipment	**4.0**	**0.4**	**4.4**
Intangible assets	**0.4**	**(0.4)**	**-**
Inventories	**1.0**	**(0.2)**	**0.8**
Trade and other receivables	**0.6**	**(0.1)**	**0.5**
Provisions	**-**	**(0.6)**	**(0.6)**
Interest-bearing loans and borrowings	**(0.6)**	**-**	**(0.6)**
Trade and other payables	**(1.0)**	**-**	**(1.0)**
Minority interests	**(0.6)**	**(0.6)**	**(1.2)**
Net identifiable assets and liabilities	**3.8**	**(1.5)**	**2.3**
Goodwill on acquisition			**1.3**
Consideration paid, satisfied in cash			**3.6**

Goodwill arose on the above acquisitions as the criteria for the recognition of any intangible assets were not met at the date of acquisition.

5. Operating costs before restructuring costs, costs associated with settlement of prior period anti-trust litigation and property disposals

	2005 Continuing £m	2005 Discontinued £m	2005 Total £m	2004 Continuing £m	2004 Discontinued £m	2004 Total £m
Change in stocks of finished goods and work in progress	**3.5**	**(6.0)**	**(2.5)**	4.0	(3.3)	0.7
Raw materials and consumables	**146.6**	**48.6**	**195.2**	146.3	66.4	212.7
Other external charges	**103.7**	**12.1**	**115.8**	87.8	25.4	113.2
Employee costs:						
- wages and salaries	**168.6**	**42.6**	**211.2**	163.3	65.9	229.2
- share-based payments	**2.2**	**0.3**	**2.5**	1.4	0.3	1.7
- social security costs	**37.7**	**7.0**	**44.7**	36.3	14.1	50.4
- other pension costs	**10.5**	**3.2**	**13.7**	11.7	3.7	15.4
Total	**219.0**	**53.1**	**272.1**	212.7	84.0	296.7
Depreciation:						
- owned assets	**23.5**	**5.7**	**29.2**	24.3	9.3	33.6
- assets held under finance leases	**0.5**	**0.3**	**0.8**	0.4	0.4	0.8
Total	**24.0**	**6.0**	**30.0**	24.7	9.7	34.4
Rentals under operating leases:						
- hire of plant and machinery	**1.2**	**0.7**	**1.9**	1.4	0.9	2.3
- other operating leases	**6.2**	**0.1**	**6.3**	4.7	0.2	4.9
Total	**7.4**	**0.8**	**8.2**	6.1	1.1	7.2
Other operating charges and income:						
- foreign exchange losses	**1.6**	**0.4**	**2.0**	3.1	0.5	3.6
- other operating charges	**54.1**	**13.1**	**67.2**	60.7	19.3	80.0
- foreign exchange gains	**(3.1)**	**(0.3)**	**(3.4)**	(2.3)	(0.6)	(2.9)
- other operating income	**(3.1)**	**(3.1)**	**(6.2)**	(3.8)	(3.1)	(6.9)
- amortisation of intangible assets	**0.7**	**0.6**	**1.3**	0.6	0.8	1.4
Total	**50.2**	**10.7**	**60.9**	58.3	16.9	75.2
Total operating costs before restructuring costs and costs associated with settlement of prior period anti-trust litigation	**554.4**	**125.3**	**679.7**	539.9	200.2	740.1

The Group recognised £12.5 million in expense in respect of research and development (2004: £11.7 million).

5. Operating costs before restructuring costs, costs associated with settlement of prior period anti-trust litigation and property disposals (continued)

A summary of audit and non audit fees in respect of services provided by KPMG in the year ended 4 January 2006 is set out below:

	2005 £m	2004 £m
Group – audit	**0.7**	0.8
– fees receivable by the auditors and their associates in respect of other services	**1.7**	1.9
Company – audit	**0.4**	0.3
	2.8	3.0

6 Staff numbers

The average number of persons employed by the Group (including Directors) during the year, analysed by category, was as follows:

	Number of employees	
	2005	2004
United Kingdom	**1,442**	1,504
Rest of Europe	**1,946**	1,992
The Americas	**3,126**	3,081
Far East and Australasia	**2,374**	1,890
Middle East and Africa	**285**	258
	9,173	8,725
Discontinued	**2,456**	4,062
	11,629	12,787

7. Net finance income and expense

	2005 £m	2004 £m
Interest income	**1.3**	1.5
Expected return on IAS 19 scheme assets	**21.0**	19.4
Fair value gain on interest rate swaps	**0.4**	–
Finance income	**22.7**	20.9
Interest expense	**(11.3)**	(13.8)
Interest on IAS 19 obligations	**(24.5)**	(23.2)
Finance expenses	**(35.8)**	(37.0)

As more fully explained in accounting policy note f, classification of payments as interest payable and similar charges are determined on different basis in 2005 and 2004 due to the transitional provisions of IAS 32 and IAS 39.

8. Taxation - income tax expense

Recognised in the income statement

	2005 £m	2004 £m
Current tax expense		
Current year	**36.0**	6.0
Adjustments for prior years	**0.3**	0.2
	36.3	6.2
Deferred tax expense		
Origination and reversal of temporary differences	**4.0**	(3.7)
Benefit of losses recognised	**(10.1)**	–
	(6.1)	(3.7)
Total income tax expense in income statement	**30.2**	2.5

Included in the £30.2 million of tax expense is £21.4 million tax charge for the sale of the Magnetics division (see note 3).

Reconciliation of effective tax rate

	2005 £m	2005 %	2004 £m	2004 %
Profit/(loss) before tax	**84.4**		**(57.7)**	
Income tax using the domestic corporation tax rate	**25.3**	30.0	**(17.3)**	30.0
Non-deductible expenses	**14.7**	17.4	**17.0**	(29.5)
Effect of tax losses utilised	**(10.1)**	(12.0)	**1.9**	(3.3)
Under/(over) provided in prior years	**0.5**	0.6	**0.2**	(0.3)
Other	**(0.2)**	(0.2)	**0.7**	(1.2)
	30.2	35.8	**2.5**	(4.3)

8. Taxation – Income tax expense (continued)

Reconciliation of profit/(loss) before tax	2005 £m	2004 £m
Shown on income statement	**20.4**	(31.0)
Add: gain on sale of discontinued operations, gross of tax	**64.0**	(26.7)
Profit/(loss) before tax shown above in tax rate reconciliation	**84.4**	(57.7)

9. Restructuring costs and costs associated with settlement of anti-trust litigation

Costs of restructuring were £29.7 million (2004: £47.5 million) and legal costs associated with settlement of anti-trust litigation were £2.3 million (2004: £11.2 million).

10. Earnings per share

Basic earnings per share
The calculation of basic earnings per share at 4 January 2006 was based on the profit/(loss) attributable to Equity holders of The Morgan Crucible Company plc of £51.9 million (4 January 2005: £62.0 million loss) and a weighted average number of Ordinary shares outstanding during the period ended 4 January 2006 of 286,553,767 (4 January 2005: 279,423,850) calculated as follows:

	2005 £m	2004 £m
Profit/(loss) attributable to Equity holders of The Morgan Crucible Company plc	**51.9**	(62.0)
Weighted average number of Ordinary shares:		
Issued Ordinary shares at 5 January	**290,200,179**	232,050,876
Effect of shares issued in period and Treasury shares held by the Company	**(3,646,412)**	47,372,974
Weighted average number of Ordinary shares at period end	**286,553,767**	279,423,850

Diluted earnings per share
The calculation of diluted earnings per share at 4 January 2006 was based on net profit/(loss) attributable to Equity holders of The Morgan Crucible Company plc of £51.9 million (4 January 2005: £62.0 million loss) and a weighted average number of Ordinary shares outstanding during the period ended 4 January 2006 of 301,088,360 (4 January 2005: 286,076,731), calculated as follows:

	2005 £m	2004 £m
Profit/(loss) attributable to Equity holders of The Morgan Crucible Company plc	**51.9**	(62.0)
Weighted average number of Ordinary shares:		
Weighted average number of Ordinary shares	**286,553,767**	281,370,979
Effect of share options/incentive schemes	**14,534,593**	4,705,752
Diluted weighted average number of Ordinary shares	**301,088,360**	286,076,731

Underlying earnings per share
The calculations of underlying earnings per share at 4 January 2006 was based on profit from operations before restructuring costs, costs associated with settlement of anti-trust litigation and property disposals less net finance costs, income tax expense (excluding tax credit arising from restructuring, anti-trust litigation and property disposals of £4.3 million (4 January 2005: £7.5 million)) and minority interest of £37.5 million (4 January 2005: £27.9 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 January 2006 of 286,553,767 (4 January 2005: 279,423,850) calculated as follows:

Profit from operations before restructuring costs and costs associated with settlement of anti-trust litigation, less net finance charge costs, income tax expense and minority interest

	2005 £m	2004 £m
	37.5	27.9
Weighted average number of Ordinary shares:		
Issued Ordinary shares at 5 January	**290,200,179**	232,050,876
Effect of shares issued in period and Treasury shares held by the Company	**(3,646,412)**	47,372,974
Weighted average number of ordinary shares at period end	**286,553,767**	279,423,850
Underlying earnings per share (pence)	**13.1p**	10.0p

10. Earnings per share (continued)

Underlying diluted earnings per share

The calculations of underlying diluted earnings per share at 4 January 2006 was based on profit from operations before restructuring costs, costs associated with settlement of anti-trust litigation and property disposals less net finance costs, income tax expense (excluding tax credit arising from restructuring, anti-trust litigation and property disposals £4.3 million, (4 January 2005: £7.5 million)) and minority interest of £37.5 million (4 January 2005: £27.9 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 January 2006 of 301,088,360 (4 January 2005: 286,076,731) calculated as follows:

	2005 £m	2004 £m
Profit from operations before restructuring costs and costs associated with settlement of anti-trust litigation, less net finance charge costs, income tax expense and minority interest	**37.5**	27.9
Weighted average number of Ordinary shares:		
Weighted average number of ordinary shares	**286,553,767**	281,370,979
Effect of shares options/incentive schemes	**14,534,593**	4,705,752
Diluted weighted average number of ordinary shares	**301,088,360**	286,076,731
Underlying diluted earnings per share (pence)	**12.5p**	9.8p

11. Property, plant and equipment

	Land and buildings £m	Plant and equipment and fixtures £m	Total £m
Cost			
Balance at 5 January 2004	206.5	503.4	709.9
Additions	4.2	36.2	40.4
Disposals	(33.6)	(84.8)	(118.4)
Effect of movements in foreign exchange	(2.3)	(9.8)	(12.1)
Balance at 4 January 2005	174.8	445.0	619.8
Balance at 5 January 2005	**174.8**	**445.0**	**619.8**
Acquisitions through business combination	**2.2**	**2.2**	**4.4**
Additions	**7.4**	**36.3**	**43.7**
Disposals	**(54.3)**	**(108.6)**	**(162.9)**
Effect of movements in foreign exchange	**1.0**	**7.7**	**8.7**
Balance at 4 January 2006	**131.1**	**382.6**	**513.7**
Depreciation and impairment losses			
Balance at 5 January 2004	37.2	294.2	331.4
Depreciation charge for the year	4.4	30.0	34.4
Disposals	(2.2)	(57.1)	(59.3)
Effect of movements in foreign exchange	(0.8)	(5.7)	(6.5)
Balance at 4 January 2005	38.6	261.4	300.0
Balance at 5 January 2005	**38.6**	**261.4**	**300.0**
Depreciation charge for the year	**4.0**	**26.0**	**30.0**
Disposals	**(8.4)**	**(46.7)**	**(55.1)**
Effect of movements in foreign exchange	**(0.4)**	**3.9**	**3.5**
Balance at 4 January 2006	**33.8**	**244.6**	**278.4**
Carrying amounts			
At 5 January 2004	169.3	209.2	378.5
At 4 January 2005	136.2	183.6	319.8
At 5 January 2005	136.2	183.6	319.8
At 4 January 2006	**97.3**	**138.0**	**235.3**

12. Intangible assets

	Goodwill £m	Computer software £m	Total £m
Cost			
Balance at 5 January 2004	112.2	15.2	127.4
Adjustments arising on prior year acquisitions	(0.3)	–	(0.3)
Additions – externally purchased	–	0.2	0.2
Disposals	(9.7)	(0.2)	(9.9)
Effect of movements in foreign exchange	(2.0)	–	(2.0)
Balance at 4 January 2005	100.2	15.2	115.4
Balance at 5 January 2005	**100.2**	**15.2**	**115.4**
Acquisitions	**1.3**	**-**	**1.3**
Additions – externally purchased	**-**	**1.6**	**1.6**
Disposals	**(57.8)**	**(8.8)**	**(66.6)**
Effect of movements in foreign exchange	**0.2**	**(0.1)**	**0.1**
Balance at 4 January 2006	**43.9**	**7.9**	**51.8**
Amortisation and impairment losses			
Balance at 5 January 2004	–	7.1	7.1
Amortisation for the year	–	1.4	1.4
Disposals	–	(0.2)	(0.2)
Balance at 4 January 2005	–	8.3	8.3
Balance at 5 January 2005	**-**	**8.3**	**8.3**
Amortisation for the year	**-**	**1.3**	**1.3**
Disposals	**-**	**(4.4)**	**(4.4)**
Balance at 4 January 2006	**-**	**5.2**	**5.2**
Carrying amounts			
At 5 January 2004	112.2	8.1	120.3
At 4 January 2005	100.2	6.9	107.1
At 5 January 2005	100.2	6.9	107.1
At 4 January 2006	**43.9**	**2.7**	**46.6**

Amortisation of computer software costs is included within operating costs before restructuring costs, costs associated with settlement of prior period anti-trust litigation and property disposals in the income statement.

Impairment tests for cash-generating units containing goodwill
The following units have significant carrying amounts of goodwill:

	2005 £m	2004 £m
Carbon	**14.2**	14.0
Technical Ceramics	**21.8**	20.6
Thermal Ceramics	**7.9**	6.7
	43.9	41.3
Discontinued	**-**	58.9
	43.9	100.2

The recoverable amount of the above units is based on value in use calculations. Those calculations use cash flow projections based on forecast operating results for the current period and budgeted operating results for the subsequent period. Cash flows for a further 18 year period are extrapolated using a 2.25% growth rate. This growth rate is consistent with the long-term average growth rate for the industry. A pre-tax discount rate of 11.0% has been used in discounting the projected cash flows.

13. Other investments

	2005 £m	2004 £m
Non current investments		
Equity securities available for sale	**6.1**	5.6

14. Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Property, plant and equipment	**-**	–	**26.0**	30.6	**26.0**	30.6
Intangible assets	**-**	–	**1.7**	0.9	**1.7**	0.9
Employee benefits	**(17.9)**	(22.2)	**-**	–	**(17.9)**	(22.2)
Provisions	**(1.5)**	(1.8)	**-**	–	**(1.5)**	(1.8)
Tax value of loss carried forward recognised	**(7.6)**	(1.7)	**-**	–	**(7.6)**	(1.7)
Other items	**(0.4)**	(5.5)	**0.4**	10.6	**-**	5.1
	(27.4)	(31.2)	**28.1**	42.1	**0.7**	10.9

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2005 £m	2004 £m
Deductible temporary differences	**(22.8)**	(17.8)
Tax losses	**(15.4)**	(28.1)
	(38.2)	(45.9)

£7.8 million of the deferred tax asset relating to losses will expire between 2022 and 2024. The balance of the losses are available to carry forward without time restriction.

Movement in temporary differences during the year

	Balance 4 Jan 04	Recognised in income	Balance 4 Jan 05	Recognised in income	Balance 4 Jan 06
Property, plant and equipment	41.5	(10.9)	**30.6**	**(4.6)**	**26.0**
Intangible assets	0.1	0.8	**0.9**	**0.8**	**1.7**
Employee benefits	(13.9)	(8.3)	**(22.2)**	**4.3**	**(17.9)**
Provisions	(0.7)	(1.1)	**(1.8)**	**0.3**	**(1.5)**
Tax value of loss carry forwards utilised	(0.4)	(1.3)	**(1.7)**	**(5.9)**	**(7.6)**
Others	(11.8)	16.9	**5.1**	**(5.1)**	**-**
	14.8	(3.9)	**10.9**	**(10.2)**	**0.7**

15. Inventories

	2005 £m	2004 £m
Raw materials and consumables	**25.1**	32.6
Work in progress	**20.2**	43.7
Finished goods	**32.5**	45.0
	77.8	121.3
Inventories stated at fair value less costs to sell	**6.3**	9.9
Carrying amount of inventories subject to retention of title clauses	**4.4**	1.2

The Group holds consignment inventory amounting to £7.2 million (2004: £5.9 million) which is not reflected in the balance sheet. The majority of this balance is for precious metals which are held on consignment by a subsidiary and for which it is invoiced only when the material is required.

16. Trade and other receivables

	2005 £m	2004 £m
Non-current		
Non-trade receivables and pre-payments	**0.3**	3.5
Current		
Trade receivables	**104.1**	134.1
Non-trade receivables and prepayments	**36.7**	31.2
Fair value derivatives	**0.1**	-
	140.9	165.3

17. Cash and cash equivalents/bank overdrafts

	2005 £m	2004 £m
Bank balances	**69.0**	41.2
Cash deposits	**91.0**	15.1
Cash and cash equivalents per balance sheet	**160.0**	56.3
Bank overdrafts subject to cash pooling arrangements	**(26.4)**	-
Cash and cash equivalents per cash flow statement	**133.6**	56.3
Bank overdrafts subject to cash pooling arrangements	**(26.4)**	-
Other bank overdrafts	**(0.8)**	(0.8)
Total bank overdrafts	**(27.2)**	(0.8)

In accordance with FRS 13, cash and cash equivalents in the 2004 balance sheet were shown net of bank overdrafts subject to cash pooling arrangements of £17.4 million. In accordance with IAS 32, bank overdrafts subject to cash pooling arrangements were not offset against cash and cash equivalents in the 2005 balance sheet.

Reconciliation of cash and cash equivalents to net borrowings

	2005 £m	2004 £m
Opening (borrowings)	**(204.2)**	(307.9)
Repayment of borrowings	**125.2**	97.6
Payment of finance lease liabilities	**1.2**	1.0
Effect of movements in foreign exchange on borrowings	**(5.3)**	5.1
Closing (borrowings)	**(83.1)**	(204.2)
Cash and cash equivalents per cash flow statement	**133.6**	56.3
Closing net cash and equivalents/(borrowings)	**50.5**	(147.9)

18. Capital and reserves

Reconciliation of movement in capital and reserves

	Share capital £m	Share premium £m	Translation reserve £m	Hedging reserve £m	Fair value reserve £m	Share-based payment reserve £m	Special reserve £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m	Total parent equity £m	Minority interest £m	Total equity £m
Balance at 5 January 2004	60.3	44.4	–	–	–	0.2	6.0	28.0	1.4	53.0	193.3	10.3	203.6
Total recognised income and expense	–	–	(2.5)	–	0.2	–	–	–	–	(101.0)	(103.3)	1.8	(101.5)
Other movements	–	–	–	–	–	–	–	–	–	–	–	(1.4)	(1.4)
Shares issued	14.5	39.6	–	–	–	–	–	–	–	–	54.1	–	54.1
Equity-settled share-based payment transactions, net of tax	–	–	–	–	–	1.7	–	–	–	–	1.7	–	1.7
Own shares acquired	–	–	–	–	–	–	–	–	–	(3.4)	(3.4)	–	(3.4)
Balance at 4 January 2005	74.8	84.0	(2.5)	–	0.2	1.9	6.0	28.0	1.4	(51.4)	142.4	10.7	153.1
Balance at 5 January 2005	**74.8**	**84.0**	**(2.5)**	**-**	**0.2**	**1.9**	**6.0**	**28.0**	**1.4**	**(51.4)**	**142.4**	**10.7**	**153.1**
Adjustments in respect of adoption of IAS 32 and IAS 39 on 5 January 2005, net of tax	**-**	**-**	**-**	**(0.1)**	**-**	**-**	**-**	**-**	**-**	**(0.4)**	**(0.5)**	**-**	**(0.5)**
Total recognised income and expense	**-**	**-**	**3.5**	**0.2**	**0.3**	**-**	**-**	**-**	**-**	**35.7**	**39.7**	**2.3**	**42.0**
Other movements	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**0.4**	**0.4**
Share options exercised by employees	**0.7**	**1.0**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1.7**	**-**	**1.7**
Equity-settled share-based payment transactions, net of tax	**-**	**-**	**-**	**-**	**-**	**2.5**	**-**	**-**	**-**	**-**	**2.5**	**-**	**2.5**
Own shares acquired	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(3.5)**	**(3.5)**	**-**	**(3.5)**
Balance at 4 January 2006	**75.5**	**85.0**	**1.0**	**0.1**	**0.5**	**4.4**	**6.0**	**28.0**	**1.4**	**(19.6)**	**182.3**	**13.4**	**195.7**

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve
The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

Share-based payment reserve
The share-based payment reserve comprises the increase in equity that corresponds to the expense recognised in the income statement for the Group's various share option programmes.

Special reserve
A Special Resolution to cancel the Share Premium Account was passed at the Annual General Meeting of the Company held on 11 June 1993. This cancellation was confirmed by an Order of the High Court of Justice, Chancery Division, on 14 July 1993. The amount of £88.9 million standing to the credit of the Share Premium Account on 14 July 1993 was transferred to the Special reserve against which goodwill on consolidation can be written off. This reserve, together with the amounts standing to the credit of the Share Premium Account on 12 October 1990 of £71.5 million, on 19 June 1987 of £38.9 million and on 27 July 1989 of £12.3 million which were transferred following previous Orders of the High Court, becomes distributable to the extent of subsequent increases in issued share capital and Share Premium Account.

Capital redemption reserve
The capital redemption reserve arose when the Company redeemed Preference shares wholly out of distributable profits.

18. Capital and reserves (continued)

Called up share capital

	Authorised 2005 £m	Authorised 2004 £m	Issued 2005 £m	Issued 2004 £m
Equity share capital				
427,523,111 (2004: 427,523,111) Ordinary shares of 25 pence each	**106.9**	106.9		
Fully paid: 293,188,372 (2004: 290,200,179) Ordinary shares of 25 pence each			**73.2**	72.5
	106.9	106.9	**73.2**	72.5
Non-equity share capital				
125,327 authorised and issued 5.5% Cumulative First Preference shares of £1 each, fully paid	**0.1**	0.1	**0.1**	0.1
311,954 authorised and issued 5.0% Cumulative Second Preference shares of £1 each, fully paid	**0.3**	0.3	**0.3**	0.3
7,127,765 authorised and issued Non Voting Deferred shares of 25 pence each	**1.9**	1.9	**1.9**	1.9
Total non-equity share capital	**2.3**	2.3	**2.3**	2.3
Total share capital	**109.2**	109.2	**75.5**	74.8

Ordinary shares issued

During the year, the Company issued the following Ordinary shares:

Number	Description
2,988,193	In respect of options exercised under the various Morgan share option schemes

As at the date of this report 293,326,518 Ordinary shares have been issued (2004: 290,222,373).

The following options were outstanding in respect of Ordinary shares:

Number of shares		Exercise price(s)	Normal exercise dates ranging from	to
2,765,618	The Morgan Executive Share Option Scheme 1995	49.42p–453.77p	17 October 1999	18 March 2014
827,416	The Morgan Sharesave Scheme 1995	58.77p–94.80p	1 December 2004	31 May 2008
1,449,238	The Morgan Sharesave Scheme 2004	110.20p–168.00p	1 October 2007	31 May 2009
486,942	The Morgan Sharesave Scheme 2004 – Germany	€1.6213	1 December 2007	31 May 2008
4,182,500	The Morgan Executive Share Option Scheme 2004	129.05p–171.90p	22 June 2007	13 May 2015

The 5.5% Cumulative First Preference shares of £1 each and the 5.0% Cumulative Second Preference shares of £1 each confer on the holders thereof the right to receive a cumulative preferential dividend at the rate of 5.5% and 5.0% respectively, calculated up to 30 June and 31 December respectively in every year. The First and Second Cumulative Preference shares shall not entitle the holders thereof to attend or vote at any general meeting unless either:

i the meeting is convened to consider any resolutions for reducing the capital, or authorising any issue of debentures or debenture stock, or increasing the borrowing powers of the Board under the Articles of Association of the Company, or winding-up, or sanctioning a sale of the undertaking, or altering the Articles in any manner affecting their respective interests, or any other resolutions directly altering their respective rights and privileges; or

ii at the date of the notice convening the general meeting the Preference dividend is upwards of one month in arrears from the payment date of any half yearly instalment.

On a return of capital on a winding-up the assets of the Company available for distribution shall be applied:

First, in payment to the holders of the First Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.5% per annum.

Second, in payment to the holders of the Second Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.0% per annum.

Third, in repaying the capital paid up or credited as paid up on the Ordinary shares.

Fourth, any surplus shall be distributed rateably amongst the holders of the Ordinary shares in proportion to the nominal amount paid up on their respective holdings of shares in the Company.

The holders of the Non Voting Deferred shares of 25 pence each have no rights to dividends, no voting rights and shall not participate on a winding-up of the Company.

19. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 20.

	2005 £m
Non-current liabilities	
6.84% US Dollar Senior Notes 2013	**36.4**
6.23% US Dollar Senior Notes 2010	**18.6**
Bank and other loans	**0.3**
Finance lease liability	**2.0**
	57.3
Current liabilities	
6.23% US Dollar Senior Notes 2010	**4.7**
8.76% US Dollar Senior Notes 2006	**1.0**
Bank and other loans	**18.6**
Finance lease liability	**0.7**
	25.0

Finance lease liabilities

Finance lease liabilities are payable as follows:

	Minimum lease payments 2005 £m	Interest 2005 £m	Principal 2005 £m
Less than one year	**0.8**	**0.1**	**0.7**
Between one and five years	**1.8**	**0.3**	**1.5**
More than five years	**0.6**	**0.1**	**0.5**
	3.2	**0.5**	**2.7**

Bank and other loans include £1.3 million of loans secured on assets of the Group.

The 6.84% US Dollar Senior Notes 2013 are repayable in seven yearly instalments from 6 March 2007 to 6 March 2013. The 6.23% US Dollar Senior Notes 2010 are repayable in five yearly instalments from 6 March 2006 to 6 March 2010. The 8.76% US Dollar Senior Notes 2006 are repayable on 1 December 2006.

In 2002 the Group entered into an asset securitisation programme in respect of certain of its US trade receivables. Under the terms of this programme an interest in a pool of debtors is sold to a financial institution in exchange for cash, on which interest is payable. A security interest has been granted to the bank over the pool which as at 4 January 2006 consisted of £23.3 million of third party trade debtors against which cash received was £14.8 million. These amounts have not been netted off against receivables. The financial institution does not have recourse to the Group for any receivables that default, and where that default cannot be met from the balance of the pool of debts against which the original loan was made. The Group is responsible for the eligibility of the receivables that it sells. This programme has been terminated effective 15 February 2006.

As more fully explained in accounting policy note f, classifications of financial liabilities are determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39. **Below are the equivalent UK GAAP comparatives for 2004:**

Borrowings

	2004 £m
Variable Rate Demand Note 2018	10.6
6.84% US Dollar Senior Notes 2013	34.0
6.23% US Dollar Senior Notes 2010	21.8
8.76% US Dollar Senior Notes 2006	1.8
Bank and other loans	131.1
Bank overdrafts	0.8
Obligations under finance leases	3.7
	203.8
Less: Amount repayable within one year included within current liabilities	(66.3)
Total repayable after more than one year	137.5

19. Interest bearing loans and borrowings (continued)

Analysis of maturities

	2004 £m
Within one year	66.3
In more than one year but less than two years	84.5
In more than two years but less than five years	29.3
In more than five years	23.7
	203.8

Bank and other loans include £0.6 million of loans secured on assets of the Group.

Included within Bank and other loans are short-term drawings of £78.9 million. These were repayable between 24 January 2005 and 26 January 2005 but have been classified as long-term loans as they are drawn down under committed facilities which extend to various dates up to February 2006.

The Variable Rate Demand Note 2018 can be repaid at short notice without penalty. The interest charged is based on US LIBOR plus a margin.

The 6.84% US Dollar Senior Notes 2013 are repayable in seven yearly instalments from 6 March 2007 to 6 March 2013. The 6.23% US Dollar Senior Notes 2010 are repayable in five yearly instalments from 6 March 2006 to 6 March 2010. The 8.76% US Dollar Senior Notes 2006 are repayable in two yearly instalments from 1 December 2005 to 1 December 2006.

In 2002 the Group entered into an asset securitisation programme in respect of certain of its US trade receivables. Under the terms of this programme an interest in a pool of debtors is sold to a financial institution in exchange for cash, on which interest is payable. A security interest has been granted to the bank over the pool which as at 4 January 2005 consisted of £22.5 million of third party trade debtors against which cash received was £14.3 million. These amounts have not been netted off against debtors. The financial institution does not have recourse to the Group for any receivables that default, and where that default cannot be met from the balance of the pool of debts against which the original loan was made. The Group is responsible for the eligibility of the receivables that it sells.

In 2003 the Group entered into a non recourse sale and assignment of receivables within Europe. As at 4 January 2005 the cash received was £12.0 million. This has not been netted off against debtors.

Borrowing facilities

The Group has various borrowing facilities; the undrawn committed facilities available at 4 January 2005 in respect of which all conditions precedent had been met at that date are as follows:

	2004 £m
Expiring in one year or less	11.1
Expiring in more than one year but not more than two years	48.5
	59.6

20. Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

Transactions involving derivative financial instruments are with counter parties with whom the Group has a signed agreement as well as a sound credit rating.

The Group has sterling notional cash pooling agreements in place with Barclays and National Westminster Banks. Under the notional cash pooling agreement the Group has the legal right to offset liabilities on undrawn bank accounts against surplus balances. As at 5 January 2006 the Group had no intention to settle these balances either simultaneously or on a net basis and hence the financial assets and liabilities within the notional cash pool are not presented on a net basis in the financial statements.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Interest rate risk

Hedging

The Group adopts a policy of ensuring that between 30% and 70% of its exposure to changes in interest rates on borrowings is on a fixed rate basis. Interest rate swaps, denominated in euro and US dollars were entered into in 2004 to achieve the appropriate mix of fixed and floating rate exposure for 2005. All the interest rate swaps matured in December 2005. At 4 January 2006, the Group had no interest rate swaps in place (2004: £74.2million).

The Group classified the interest rate swaps as held for trading and stated them at fair value. The fair value of swaps at 5 January 2005 was adjusted against the opening balance of the retained reserves at that date.

20. Financial instruments (continued)

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice. All the US Dollar Senior Notes bear interest at fixed rates.

							2005
	Effective interest rate	Total £m	6 months or less £m	6-12 months £m	1-2 years £m	2-5 years £m	More than 5 years £m
6.84% US Dollar Senior Notes 2013	**6.84%**	**(36.4)**			**(5.2)**	**(15.6)**	**(15.6)**
6.23% US Dollar Senior Notes 2010	**6.23%**	**(23.3)**	**(4.7)**		**(4.7)**	**(13.9)**	
8.76% US Dollar Senior Notes 2006	**8.76%**	**(1.0)**		**(1.0)**			
Other loans	**4.0%-6.0%**	**(18.9)**	**(14.8)**	**(3.8)**	**(0.3)**		
Bank overdrafts	**5.0%-6.0%**	**(27.2)**	**(27.2)**				
Obligations under finance leases	**6.0%**	**(2.7)**	**(0.4)**	**(0.3)**	**(0.5)**	**(1.0)**	**(0.5)**
Cash and cash equivalents	**2.0%-5.0%**	**160.0**	**160.0**				

Foreign currency risk

The Group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than £ sterling. The currencies giving rise to this risk are primarily US dollars and the euro.

The Group aims to hedge all material trade receivables and trade payables denominated in a foreign currency. At any point in time the Group also hedges up to 75% of its estimated foreign currency exposure in respect of forecasted sales and purchases over the following 12 months. The Group uses forward exchange contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date.

In respect of other monetary assets and liabilities held in currencies other than £ sterling, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

Forecasted transactions

The Group classifies its forward exchange contracts hedging forecasted transactions as cash flow hedges and states them at fair value. The fair value of forward exchange contracts at 5 January 2005 was adjusted against the opening balance of the hedging reserve at that date. The net fair value of forward exchange contract used as hedges of forecasted transactions at 4 January 2006 was £0.1 million, comprising assets of £0.1 million and liabilities of nil that were recognised in fair value derivatives.

Recognised assets and liabilities

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognised in the income statement. The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies at 4 January 2006 was nil (2004: nil) recognised in fair value derivatives.

Hedge of net investment in foreign subsidiary

The Group has designated the USD and euro drawdowns under the USD 350 million Syndication as a hedge of the Group's investment in subsidiaries in the United States and in Europe. A foreign exchange loss of £1.5 million has been recognised in equity on translation of these loans.

Sensitivity analysis

As at 4 January 2006 the Group had repaid all the borrowings under the new USD 350 million Syndication. The remaining debt is primarily at fixed rates of interest and therefore the Group is not significantly exposed to fluctuations in interest rates.

It is estimated that a general adverse movement of 1% in the value of sterling against other foreign currencies would have decreased the Group's underlying operating profit by £0.9 million.

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2005 £m	Fair value 2005 £m
6.84% US Dollar Senior Notes 2013	**(36.4)**	**(38.1)**
6.23% US Dollar Senior Notes 2010	**(23.3)**	**(23.7)**
8.76% US Dollar Senior Notes 2006	**(1.0)**	**(1.0)**
Bank and other loans	**(18.9)**	**(18.9)**
Bank overdrafts	**(27.2)**	**(27.2)**
Obligations under finance leases	**(2.7)**	**(2.7)**
Trade and other payables	**(203.9)**	**(203.9)**
Cash at bank and in hand	**160.0**	**160.0**
Other investments	**6.1**	**6.1**
Trade and other receivables	**140.9**	**140.9**

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Equity securities

Fair value is based on quoted market prices at the balance sheet date.

20. Financial instruments (continued)

Derivatives

Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. For interest rate swaps broker quotes are used. Those quotes are back tested using pricing models or discounted cash flow techniques.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date. Where other pricing models are used, inputs are based on market related data at the balance sheet date.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Trade and other receivables/payables

For receivables/payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables/payables are discounted to determine the fair value.

Interest rates used for determining fair value

The Group measures the fair value of financial instruments by reference to published market prices. The interest rates used are as follows:

	2005
Loans and borrowings	**5.0%–6.0%**
Leases	**6.0%**

As more fully explained in accounting policy note f, classifications of financial liabilities are determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and IAS 39. Below are equivalent UK GAAP comparatives for 2004.

Derivatives and other financial instruments

The disclosures below exclude short-term debtors and creditors except for the table showing the currency exposures.

Interest rate risk profile of financial liabilities

The interest rate profile of the financial liabilities of the Group as at 4 January 2005 was as follows:

	Fixed rate financial liabilities				
	£m	Weighted average interest rate %	Weighted average period for which rate is fixed years	Floating rate financial liabilities £m	Total £m
United States Dollar	89.4	5.3	3.1	24.9	114.3
Euro	47.4	2.9	1.1	41.0	88.4
Sterling	–			0.3	0.3
Other currencies	0.2			0.6	0.8
Total – at 4 January 2005	137.0			66.8	203.8

The floating rate financial liabilities consist primarily of short-term drawings under committed, multi-currency, multi-borrower revolving credit facilities. The interest is determined by reference to LIBOR. The amounts shown in the table above take into account the financial instruments used to manage the interest rate profile of financial liabilities.

Interest rate risk profile of financial assets

The Group held the following financial assets as at 4 January 2005:

	2004 £m
Cash at bank and in hand	56.3
Other investments	5.6
	61.9

The Group holds principally dollar, sterling and euro cash, which is invested in AAA rated money funds. The other investments consist primarily of Pension Trust investments to fund retirement benefits in the United States.

20. Financial instruments (continued)

Currency exposures

The Group's objectives in managing the currency exposures arising from its net investment overseas (its structural currency exposures) are to maintain a low cost of borrowings and to retain some potential for currency-related appreciation while partially hedging against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the Group's main currency exposures at 4 January 2005 that may give rise to net currency gains and losses being recognised in the profit and loss statement in future periods. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved.

As at 4 January 2005 these currency exposures were as follows:

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operations	Sterling £m	US dollar £m	Euro £m	Australian dollar £m	Total £m
Sterling		6.8	5.9	0.1	12.8
US Dollar	–		–	–	–
Euro	(0.3)	10.7		–	10.4
Australian Dollar	(0.1)	–	(0.1)		(0.2)
Total – at 4 January 2005	(0.4)	17.5	5.8	0.1	23.0

The amounts shown in the table above take into account the effect of forward foreign currency contracts entered into to manage these currency exposures.

Fair values of financial assets and financial liabilities

The table below shows a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 4 January 2005.

	Book value 2004 £m	Fair value 2004 £m
Primary financial instruments held or issued to finance the Group's operations		
Bank and other loans	(199.3)	(202.4)
Bank overdrafts	(0.8)	(0.8)
Obligations under finance leases	(3.7)	(3.7)
Cash at bank and in hand	56.3	56.3
Other investments	5.6	5.6
Derivative financial instruments held to manage the interest rate profile		
Interest rate swaps and forward rate agreements	–	(0.4)

Fair values have been calculated by discounting the expected future cash flows at prevailing interest rates. Where the difference between the book value and fair value is not material the book value has been used as the fair value.

Hedges

The Group has hedged interest rate risk using both interest rate swaps and forward rate agreements and transactional currency exposures using forward foreign currency contracts. There are no unrecognised gains/(losses) against hedged foreign currency assets and liabilities as these have been translated at the forward contract rates.

The unrecognised gains/(losses) set out below relate only to the interest rate swaps and forward rate agreements.

	2004 £m
Net unrecognised (losses) on hedges at the start of the year	(0.3)
Less: Net (losses) arising in previous years that were recognised in the year	(0.3)
Net (losses) arising not recognised in the year	–
Net (losses) arising in the year that were not recognised	(0.4)
Net unrecognised (losses) on hedges at year end	(0.4)
Of which:	
Net (losses) expected to be recognised in the next year	(0.4)

21. Employee benefits

Morgan Crucible operates a number of defined benefits arrangements as well as defined contribution plans. The defined benefit plans are primarily in the UK, US and Europe and predominantly provide pensions based on service and final pay. In addition post-retirement medical plans are operated in the US.

Pension plans and employee benefits	2005 UK £m	2005 USA £m	2005 Europe £m	2005 Rest of World £m	2005 Total £m
Present value of unfunded defined benefit obligations	–	(0.9)	(19.8)	(1.0)	(21.7)
Present value of funded defined benefit obligations	(334.6)	(102.5)	(1.0)	(6.5)	(444.6)
Fair value of plan assets	268.4	67.8	0.5	5.4	342.1
Net obligations	**(66.2)**	**(35.6)**	**(20.3)**	**(2.1)**	**(124.2)**
Movements in present value of defined benefit obligation					
At 5 January 2005	(289.9)	(90.0)	(93.7)	(7.1)	(480.7)
Current service cost	(4.9)	(1.9)	(3.9)	(1.0)	(11.7)
Interest cost	(15.8)	(5.7)	(3.0)	–	(24.5)
Actuarial (losses)	(34.9)	(4.8)	(2.4)	(0.1)	(42.2)
Benefits paid	12.3	5.3	4.8	0.6	23.0
Contributions by members	(1.4)	–	–	–	(1.4)
Curtailments and settlements	–	–	75.0	–	75.0
Exchange adjustments	–	(6.3)	2.4	0.1	(3.8)
At 4 January 2006	**(334.6)**	**(103.4)**	**(20.8)**	**(7.5)**	**(466.3)**
Movements in fair value of plan assets					
At 5 January 2005	229.5	62.3	0.5	5.4	297.7
Expected return on plan assets	16.0	5.0	–	–	21.0
Actuarial gains/(losses)	27.9	(1.9)	–	–	26.0
Contributions by employer	5.9	3.5	4.8	0.6	14.8
Contribution by members	1.4	–	–	–	1.4
Benefits paid	(12.3)	(5.3)	(4.8)	(0.6)	(23.0)
Exchange adjustments	–	4.2	–	–	4.2
At 4 January 2006	**268.4**	**67.8**	**0.5**	**5.4**	**342.1**
Actual return on assets	43.9	3.1	–	–	47.0

Pension plans and employee benefits	2005 UK £m	2005 USA £m	2005 Europe £m	2005 Rest of World £m	2005 Total £m
Expense recognised in the consolidated income statement					
Current service cost	(4.9)	(1.9)	(3.9)	(1.0)	(11.7)
Interest on defined benefit pension plan obligation	(15.8)	(5.7)	(3.0)	–	(24.5)
Expected return on defined benefit pension plan assets	16.0	5.0	–	–	21.0
Total expense	**(4.7)**	**(2.6)**	**(6.9)**	**(1.0)**	**(15.2)**

The expense is recognised in the following line items in the consolidated income statement:

	2005 £m	2004 £m
Operating costs	**(11.7)**	(12.1)
Finance income	**21.0**	19.4
Finance expense	**(24.5)**	(23.2)
	(15.2)	(15.9)

The Group has adopted the policy of recognising actuarial gains and losses immediately on the balance sheet through the Statement of Recognised Income and Expense. Cumulative actuarial gains/losses reported in the Statement of Recognised Income and Expense since 5 January 2004, the transition date to Adopted IFRSs, are £55.2 million.

Balance sheet reconciliation

	2005 £m	2004 £m
At 5 January	**(183.0)**	(145.3)
Pension expense	**(15.2)**	(15.9)
Curtailments	**75.0**	(1.5)
Contributions	**14.8**	18.1
Statement of Recognised Income and Expense	**(16.2)**	(39.0)
Currency adjustments	**0.4**	0.6
At 4 January	**(124.2)**	(183.0)

21. Employee benefits (continued)

The fair value of the plan assets were as follows:

	2005 UK £m	2005 USA £m	2005 Europe £m	2005 Rest of World £m	2005 Total £m
Equities	178.5	47.0	–	–	225.5
Bonds	49.9	20.8	–	–	70.7
Other	40.0	–	0.5	5.4	45.9
Total	268.4	67.8	0.5	5.4	342.1

Principal actuarial assumptions were:

	%	%	%
Discount rate	5.00	5.75	4.00
Expected rate of return on plan assets – Equities	7.50	8.00	–
– Bonds	4.50	5.25	–
Salary increase	4.75/3.75	3.00	2.50
Inflation	2.75	2.50	2.00
Pensions increase	3.15/2.75	N/A	2.00
Mortality – pre-retirement	23.1/22.7	83GAM	Heubeck 2005 G
– post-retirement	24.9/24.6	83GAM	Heubeck 2005 G

Expected rates of return on plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio.

	2005 £m	2004 £m
Balance sheet		
Present value of defined benefit obligation	(466.3)	(480.7)
Fair value of plan assets	342.1	297.7
(Deficit)	(124.2)	(183.0)

Defined contribution plans

The Group operates a number of defined contribution pension plans. The total expense relating to these plans in the current year was £2.0 million (2004: £3.3 million).

Pension plans and employee benefits	2004 UK £m	2004 USA £m	2004 Europe £m	2004 Rest of World £m	2004 Total £m
Present value of unfunded defined benefit obligations	–	(0.8)	(92.9)	–	(93.7)
Present value of funded defined benefit obligations	(289.9)	(89.2)	(0.8)	(7.1)	(387.0)
Fair value of plan assets	229.5	62.3	0.5	5.4	297.7
Net obligations	(60.4)	(27.7)	(93.2)	(1.7)	(183.0)
Movements in present value of defined benefit obligation					
At 5 January 2004	(239.4)	(87.8)	(87.9)	(10.3)	(425.4)
Current service cost	(4.2)	(2.1)	(4.9)	(0.9)	(12.1)
Interest cost	(13.8)	(5.1)	(4.1)	(0.2)	(23.2)
Actuarial (losses)	(42.0)	(3.3)	(3.2)	(1.2)	(49.7)
Benefits paid	11.1	4.5	6.8	6.7	29.1
Contributions by members	(1.6)	–	–	–	(1.6)
Curtailments and settlements	–	(0.2)	–	(1.3)	(1.5)
Exchange adjustments	–	4.0	(0.4)	0.1	3.7
At 4 January 2005	(289.9)	(90.0)	(93.7)	(7.1)	(480.7)
Movements in fair value of plan assets					
At 5 January 2004	210.8	58.5	0.5	10.3	280.1
Expected return on plan assets	14.6	4.4	–	0.4	19.4
Actuarial (losses)	9.4	0.3	–	1.0	10.7
Contributions by employer	4.2	6.5	6.8	0.6	18.1
Contribution by members	1.6	–	–	–	1.6
Benefits paid	(11.1)	(4.5)	(6.8)	(6.7)	(29.1)
Exchange adjustments	–	(2.9)	–	(0.2)	(3.1)
At 4 January 2005	229.5	62.3	0.5	5.4	297.7
Actual return on assets	24.0	4.7	–	1.4	30.1

21. Employee benefits (continued)

	2004 UK £m	2004 USA £m	2004 Europe £m	2004 Rest of World £m	2004 Total £m
Expense recognised in the consolidated income statement					
Current service cost	(4.2)	(2.1)	(4.9)	(0.9)	(12.1)
Interest on defined benefit pension plan obligation	(13.8)	(5.1)	(4.1)	(0.2)	(23.2)
Expected return on defined benefit pension plan assets	14.6	4.4	–	0.4	19.4
Total expense	(3.4)	(2.8)	(9.0)	(0.7)	(15.9)

	2004 UK £m	2004 USA £m	2004 Europe £m	2004 Rest of World £m	2004 Total £m
The fair value of the plan assets were as follows:					
Equities	155.3	39.3	0.5	5.4	200.5
Bonds	40.0	23.0		–	63.0
Other	34.2	–	–	–	34.2
Total	229.5	62.3	0.5	5.4	297.7

Principal actuarial assumptions were:	%	%	%
Discount rate	5.50	6.00	4.50
Expected rate of return on plan assets – Equities	8.00	8.50	–
– Bonds	5.50	6.0	–
Salary increase	4.75/3.75	3.00	2.00
Inflation	2.75	2.00	1.00
Pensions increase	3.15/2.75	N/A	1.00
Mortality – pre-retirement	23.1/22.7	83 GAM Heubeck RT 1998	
– post retirement	24.9/24.6	83 GAM Heubeck RT 1998	

Share-based payments

During 2004, the Group established a new long term incentive plan and a new executive share option scheme. Grants were also made out of the existing Morgan Executive Share Option Scheme 1995. During 2004, the Company also renewed its all employee share save scheme and took the opportunity to extend a similar scheme to employees in Germany.

During 2005, the Group made additional awards out of the new long-term incentive plan and the new executive share option scheme established in 2004. Also in 2005, the Company renewed its UK all employee share save scheme.

Additionally, equity settled share option grants and awards made under a previous long-term incentive plan made prior to 7 November 2002 are outstanding. In accordance with the transitional provisions under IFRS 1, the recognition and measurement principles in IFRS 2 have not been applied to these grants.

The terms and conditions of all awards and grants made since 7 November 2002 are as follows; all awards and option exercises are settled by physical delivery of shares:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of option
Options granted to UK employees in 2005 under Employee Share Save Scheme 2005	976,614	Three years of service	3 years
Awards granted to senior employees in 2005 under the Long-Term Incentive Plan 2004	3,804,820	Three years of service plus satisfaction of performance criteria	3 years
Awards granted to senior employees in 2004 under the Long-Term Incentive Plan 2004	5,084,031	Three years of service plus satisfaction of performance criteria	3 years
Options granted to senior employees in 2005 under the Executive Share Option Scheme 2004	2,097,000	Three years of service plus satisfaction of performance criteria	10 years
Options granted to senior employees in 2004 under the Executive Share Option Scheme 2004	3,157,500	Three years of service plus satisfaction of performance criteria	10 years
Options granted to UK employees in 2004 under UK Employee Share Save Scheme 2004	521,884	Three years of service	3 years
Options granted to German employees in 2004 under German Employee Share Save Scheme 2004	516,844	Three years of service	3 years
Options granted to UK employees in 2003 under UK Employee Share Save Scheme 2003	779,421	Three years of service	3 years
Options granted to senior employees in 2004 under Executive Share Option Scheme 1995	263,000	Three years of service plus satisfaction of performance criteria	10 years
Options granted to senior employees in 2002 under Executive Share Option Scheme 1995	1,780,000	Three years of service plus satisfaction of performance criteria	10 years

21. Employee benefits (continued)

Performance criteria for Long Term Incentive Plan 2004 and Executive Share Option Scheme 2004

The extent to which awards will vest will depend on the Company's Total Shareholder Return (TSR) ranking against the TSR of the other companies in the FTSE 350 measured over the performance period.

If the Company's TSR places it at the median, then 30% of the option will vest on the third anniversary of the date of the grant.

If the Company's TSR places it at the upper quartile, then 100% of the option will vest on the third anniversary of the date of grant. Between the median and upper quartile, the option will vest on a straight line basis. Below the median, none of the shares will vest.

In addition, an improvement must be shown in the companies underlying financial performance.

Performance criteria for Executive Share Option Scheme 1995

The diluted earnings per share for the Company must grow by at least 2% per annum in excess of retail price inflation over the period of date of grant to date of vesting.

The fair values of services received are in return for awards made and share options granted. The estimate of the fair value of the services received is measured based on an appropriate model as shown in the accounting policies note n. In the case of the Binomial Lattice model and Monte Carlo model the contractual life of the options and awards are used as an input. Expectations of early exercise are incorporated into both of these models.

Fair value of share options and assumptions

Long Term Incentive Plan 2004

	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**104.57p**	72.87p–89.75p	No awards	No awards
Share price	**176.5p**	123.37p–152.0p		
Exercise price	**N/A**	N/A		
Expected volatility (expressed as weighted average volatility used in the model)	**40%**	40%		
Option life (expressed as weighted average life used in the modelling)	**3 years**	3 years		
Expected dividends	**2%**	2%		
Risk-free interest rate	**4.3%**	4.6%–5%		

Executive Share Option Scheme 2004

	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**54.80p**	43.80p–48.15p	No awards	No awards
Share price	**176.5p**	136.00p–152.00p		
Exercise price	**171.90p**	129.05p–145.28p		
Expected volatility (expressed as weighted average volatility used in the model)	**40%**	40%		
Option life (expressed as weighted average life used in the modelling)	**10 years**	10 years		
Expected dividends	**2%**	2%		
Risk-free interest rate	**4.3%**	4.7%–5.2%		

Employee Share-Save Schemes UK

	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**83.99p**	53.78p	56.32p	No awards
Share price	**221.5p**	142.5p	139.0p	
Exercise price	**168.0p**	110.2p	94.80p	
Expected volatility (expressed as weighted average volatility used in the model)	**40%**	40%	40%	
Option life (expressed as weighted average life used in the modelling)	**3 years**	3 years	3 years	
Expected dividends	**2%**	2%	2%	
Risk-free interest rate	**4.2%**	4.7%	4.6%	

21. Employee benefits (continued)

Employee Share-Save Schemes Germany

	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**No awards**	60.95p	No awards	No awards
Share price		152.0p		
Exercise price		110.2p		
Expected volatility (expressed as weighted average volatility used in the model)		40%		
Option life (expressed as weighted average life used in the modelling)		3 years		
Expected dividends		2%		
Risk-free interest rate		4.6%		

Employee Share Option Scheme 1995

	2005 awards	2004 awards	2003 awards	Post 7 November 2002 awards
Fair value at measurement date	**No awards**	51.43p	No awards	22.04p–23.41p
Share price		132.21p		57.0p–58.0p
Exercise price		126.40p		49.42p–56.54p
Expected volatility (expressed as weighted average volatility used in the model)		40%		40%
Option life (expressed as weighted average life used in the modelling)		10 years		10 years
Expected dividends		2%		2%
Risk-free interest rate		4.6%		4.3%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options) adjusted for any expected changes to future volatility due to publicly available information.

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price 4 January 2006	Number of options 4 January 2006	Weighted average exercise price 4 January 2005	Number of options 4 January 2005
Outstanding at the beginning of the period	**71.05p**	**16,453,717**	99.57p	7,489,683
Granted during the period	**76.97p**	**6,963,434**	58.96p	9,888,447
Forfeited during the period	**83.23p**	**(3,106,284)**	158.12p	(430,650)
Exercised during the period	**59.20p**	**(2,989,958)**	59.63p	(136,547)
Lapsed during the period	**201.16p**	**(141,975)**	233.55p	(357,216)
Outstanding at the end of the period	**72.24p**	**17,178,934**	71.05p	16,453,717
Exercisable at the end of the period	**56.56p**	**1,994,367**	201.16p	143,149

The weighted average share price at the date of exercise of share options exercised during the period was 232.49 pence (2004: 143.59 pence).

The options outstanding at the year end have an exercise price in the range of 49.42 pence to 453.77 pence and a weighted average contractual life of 2.8 years.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimates of the fair value of the services received is measured based on either a Monte Carlo model, a Binomial Lattice Option pricing model or a Black-Scholes Merton model. The choice of model takes into account the terms and conditions upon which the options were granted.

All share based payments costs are borne through the Company.

22. Provisions

	Closure and restructuring provisions £m	Other provisions £m	Environmental provisions £m	Total £m
Balance at 5 January 2005	**24.9**	**17.8**	**0.6**	**43.3**
Provisions made during the year	**14.1**	**4.0**	**3.1**	**21.2**
Provisions used during the year	**(14.2)**	**(7.9)**	**(0.8)**	**(22.9)**
Provisions reversed during the year	**(8.4)**	**(0.2)**	**(0.8)**	**(9.4)**
Unwind of discount	**-**	**0.2**	**-**	**0.2**
Effect of movements in foreign exchange	**(0.2)**	**0.4**	**0.1**	**0.3**
Balance at 4 January 2006	**16.2**	**14.3**	**2.2**	**32.7**
Non current	**2.6**	**0.8**	**0.9**	**4.3**
Current	**13.6**	**13.5**	**1.3**	**28.4**
	16.2	**14.3**	**2.2**	**32.7**

Closure and restructuring provisions are based on the Group's "Profit Improvement Programme" and represent committed expenditure at the balance sheet date. The Group expects to spend the majority of the liability in 2006.

Other provisions relate mainly to the settlement of the US class actions and associated legal costs which are expected to be completed in 2006.

Environmental provisions are for known environmental issues which the Group will rectify over the next few years. In a number of jurisdictions companies have a constructive obligation to remedy any known environmental problems.

23. Trade and other payables

	2005 £m	2004 £m
Trade payables	**64.3**	65.8
Non trade payables and accrued expenses	**139.6**	118.2
	203.9	184.0

24. Operating leases

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	2005 £m	2004 £m
Less than one year	**5.9**	7.7
Between one and five years	**17.4**	19.4
More than five years	**29.4**	35.3
	52.7	62.4

25. Capital commitments

Commitments for property, plant and equipment and computer software expenditure for which no provision has been made in these accounts amount to £1.5 million (2004: £6.5 million) for the Group.

26. Contingencies

There are contingent liabilities on bills discounted by the Group amounting to £0.4 million (2004: £1.1 million).

The Group has been subject to legal claims in the US and Canada. Settlements for the majority of these have been agreed and provided for at the amount of £8.4 million (2004: £12.2 million). The Board, having taken legal advice, are of the opinion that the remainder of these actions will not have a material impact on the Group's financial position.

In an international Group a variety of claims arise from time to time. Provision has been made in these accounts against those claims which the Directors consider meet the requirements of IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and are likely to result in significant liabilities.

27. Related parties

Identity of related parties

The Group has related party relationships with its subsidiaries (a list of Principal subsidiary undertakings is shown on note 46) and with its Directors and executive officers.

Transactions with key management personnel

The Company has written service contracts or letters of appointment with each of its Directors, under which the Directors receive a salary or a fee and other emoluments. Details of total remuneration and benefits received by the Directors are shown within the Remuneration report on pages 41 to 45.

28. Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. The following accounting estimates are subject to significant uncertainty:

Provisions

Note 22 contains information about provisions. Provisions for environmental issues and settlement of litigation are judgemental by their nature. Amounts provided are the Group's best estimate of exposure based on currently available information.

Impairment of goodwill

Note 12 contains information about the assumptions relating to goodwill impairment tests.

Foreign currency exposure

Note 20 contains information about the foreign currency exposure of the Group and risks in relation to foreign exchange movements.

Pension assumptions

The principal actuarial assumptions applied to pensions are shown in note 21. The actuarial evaluation of pension assets and liabilities is based on assumptions in respect of inflation, future salary increases, discount rates, returns on investments and mortality rates. Due to their sizes relatively small changes in the assumptions underlying the actuarial valuations of pension schemes can have a significant impact on the net pension liability included in the balance sheet.

29. Subsequent events

Dividends

After the balance sheet date the Directors proposed a dividend of 2.5 pence per Ordinary share. The total dividend of £7.3 million has not been provided for and there are no income taxes consequences.

30. Explanation of transition to Adopted IFRS

Introduction

As stated in accounting policy note a, these are the Group's first consolidated financial statements prepared in accordance with Adopted IFRSs.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 4 January 2006, the comparative information presented in these financial statements for the year ended 4 January 2005 and in the preparation of an opening IFRS balance sheet at 5 January 2004, the Group's date of transition.

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to Adopted IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

30. Explanation of transition to Adopted IFRS (continued)

Restatements
Reconciliation of profit

for the year ended 4 January 2005

	Note	Previous UK GAAP 2004 £m	4 January 2005 Effect of transition to IFRS 2004 £m	IFRS 2004 £m
Revenue		795.9	–	795.9
Operating costs before restructuring costs, cost associated with settlement of anti-trust litigation and property disposals	l	(742.2)	2.1	(740.1)
Profit from operations before restructuring costs, costs associated with settlement of anti-trust litigation and property disposals		53.7	2.1	55.8
Restructuring costs and costs associated with settlement of anti-trust litigation		(58.7)	–	(58.7)
Loss on disposal of property		(3.8)	–	(3.8)
Goodwill amortisation	m	(6.4)	6.4	–
Operating profit/(loss) before financing costs		(15.2)	8.5	(6.7)
Finance income	n	1.5	19.4	20.9
Finance expenses	n	(13.7)	(23.3)	(37.0)
Net financing costs		(12.2)	(3.9)	(16.1)
Loss on partial disposal of businesses		(8.2)	–	(8.2)
Profit/(loss) before taxation		(35.6)	4.6	(31.0)
Income tax expense	o	(2.9)	0.4	(2.5)
Profit/(loss) after taxation but before loss on discontinued operations		(38.5)	5.0	(33.5)
Loss on sale of discontinued operations, net of tax	p	(42.8)	16.1	(26.7)
Loss for the period		(81.3)	21.1	(60.2)
Loss for period attributable to:				
Equity holders of the parent		(83.1)	21.1	(62.0)
Minority interest		1.8	–	1.8
		(81.3)	21.1	(60.2)
Earnings/(loss) per share				
Basic*		(27.5p)	5.3p	(22.2p)
Diluted*		(27.5p)	5.3p	(22.2p)

*Under UK GAAP these EPS measures are shown before goodwill amortisation.

30. Explanation of transition to Adopted IFRS (continued)

Reconciliation of equity

		Opening balance sheet as at 5 January 2004			Closing balance sheet as at 4 January 2005			Opening balance sheet as at 5 January 2005*		
	Note	Previous UK GAAP £m	Effect of transition to Adopted IFRS £m	Adopted IFRS £m	Previous UK GAAP £m	Effect of transition to Adopted IFRS £m	Adopted IFRS £m	Previous UK GAAP £m	Effect of transition to Adopted IFRS £m	Adopted IFRS £m
Assets										
Property, plant and equipment	a	386.3	(7.8)	378.5	326.3	(6.5)	319.8	326.3	(6.5)	319.8
Intangible assets	b	112.2	8.1	120.3	93.8	13.3	107.1	93.8	13.3	107.1
Other investments		5.6	–	5.6	5.6	–	5.6	5.6	–	5.6
Other receivables	c	28.5	(21.2)	7.3	23.8	(20.3)	3.5	23.8	(20.3)	3.5
Deferred tax assets	d	–	34.9	34.9	–	31.2	31.2	–	31.2	31.2
Total non-current assets		532.6	14.0	546.6	449.5	17.7	467.2	449.5	17.7	467.2
Inventories		131.5	–	131.5	121.3	–	121.3	121.3	–	121.3
Trade and other receivables	e	178.2	–	178.2	165.6	(0.3)	165.3	165.6	(0.3)	165.3
Cash and cash equivalents		57.9	–	57.9	56.3	–	56.3	56.3	–	56.3
Total current assets		367.6	–	367.6	343.2	(0.3)	342.9	343.2	(0.3)	342.9
Total assets		900.2	14.0	914.2	792.7	17.4	810.1	792.7	17.4	810.1
Liabilities										
Interest-bearing loans and borrowings	f	230.6	0.7	231.3	137.5	0.4	137.9	137.5	0.4	137.9
Employee benefits	g	94.0	53.3	147.3	89.2	93.8	183.0	89.2	93.8	183.0
Grants for capital expenditure		0.6	–	0.6	0.4	–	0.4	0.4	–	0.4
Provisions	h	12.4	(8.5)	3.9	15.1	(10.1)	5.0	15.1	(10.1)	5.0
Deferred tax liabilities	d	24.8	24.9	49.7	21.3	20.8	42.1	21.3	20.8	42.1
Total non-current liabilities		362.4	70.4	432.8	263.5	104.9	368.4	263.5	104.9	368.4
Bank overdraft		0.6	–	0.6	0.8	–	0.8	0.8	–	0.8
Interest-bearing loans and borrowings		76.0	–	76.0	65.5	–	65.5	65.5	–	65.5
Trade and other payables	i	176.5	(0.2)	176.3	184.2	(0.2)	184.0	184.2	0.3	184.5
Provisions		24.9	–	24.9	38.3	–	38.3	38.3	–	38.3
Total current liabilities		278.0	(0.2)	277.8	288.8	(0.2)	288.6	288.8	0.3	289.1
Total liabilities		640.4	70.2	710.6	552.3	104.7	657.0	552.3	105.2	657.5
Total net assets		259.8	(56.2)	203.6	240.4	(87.3)	153.1	240.4	(87.8)	152.6
Equity										
Issued capital		60.3	–	60.3	74.8	–	74.8	74.8	–	74.8
Share premium		44.4	–	44.4	84.0	–	84.0	84.0	–	84.0
Reserves	j	39.1	(3.5)	35.6	52.9	(17.9)	35.0	52.9	(18.0)	34.9
Retained earnings	k	105.7	(52.7)	53.0	18.0	(69.4)	(51.4)	18.0	(69.8)	(51.8)
Total equity attributable to equity holders of the parent company		249.5	(56.2)	193.3	229.7	(87.3)	142.4	229.7	(87.8)	141.9
Minority interest		10.3	–	10.3	10.7	–	10.7	10.7	–	10.7
Total equity		259.8	(56.2)	203.6	240.4	(87.3)	153.1	240.4	(87.8)	152.6

*Restated on adoption of IAS 32 *Financial Instruments: Disclosure and Presentation and* IAS 39 *Financial Instruments: Recognition and Measurement.*

30. Explanation of transition to Adopted IFRS (continued)

Consolidated income statement

for the year ended 4 January 2005

	Continuing operations Restated* 2004 £m	Discontinued operations Restated* 2004 £m	Total Restated* 2004 £m
Revenue	581.6	214.3	795.9
Operating costs before restructuring costs, cost associated with settlement of anti-trust litigation and property disposals	(539.9)	(200.2)	(740.1)
Profit from operations before restructuring costs, costs associated with settlement of anti-trust litigation and property disposals	41.7	14.1	55.8
Restructuring costs and costs associated with settlement of anti-trust litigation	(44.9)	(13.8)	(58.7)
Loss on disposal of property	(4.6)	0.8	(3.8)
Operating profit/(loss) before financing costs	(7.8)	1.1	(6.7)
Finance income	20.9	–	20.9
Finance expenses	(33.6)	(3.4)	(37.0)
Net financing costs	(12.7)	(3.4)	(16.1)
Loss on partial disposal of businesses	(8.2)	–	(8.2)
(Loss) before taxation	(28.7)	(2.3)	(31.0)
Income tax expense	(2.5)	–	(2.5)
(Loss) after taxation but before loss on sale of discontinued operations	(31.2)	(2.3)	(33.5)
Loss on sale of discontinued operations, net of tax	–	(26.7)	(26.7)
Loss for the period	(31.2)	(29.0)	(60.2)
(Loss) for period attributable to:			
Equity holders of the parent	(33.0)	(29.0)	(62.0)
Minority interest	1.8	–	1.8
	(31.2)	(29.0)	(60.2)
(Loss) per share			
Basic**	(11.8p)	(10.4p)	(22.2p)
Diluted**	(11.8p)	(10.4p)	(22.2p)

*Restated in respect of "International Financial Reporting Standards".
**Under UK GAAP these EPS measures are shown before goodwill amortisation.

Explanation of transition to Adopted IFRS

An explanation of how the transition from previous GAAP to IFRS has affected the Group's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Notes to reconciliation of equity

The notes below identify the adjustments made from UK GAAP to IFRS for each line item in the summary balance sheet.

a. Property, plant and equipment

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
Software reclassified to intangible assets	(8.1)	(6.9)	(6.9)
Reclassification of operating leases to finance leases	0.7	0.8	0.8
Reclassification of land use rights to non-current receivables	(0.4)	(0.4)	(0.4)
Net (decrease) in property, plant and equipment	(7.8)	(6.5)	(6.5)

In accordance with IAS 38 *Intangible Assets*, the Group has reclassified costs of software which meet the definition of intangible assets from property, plant and equipment to intangible assets and at the same time reclassified the relevant accumulated depreciation to accumulated amortisation.

Under previous GAAP, certain leases were classified as operating leases based on legal ownership criteria. Under IAS 17 *Leases*, ownership of the asset is incidental and the accounting treatment is based on whether substantially all the risks and rewards are transferred to the lessor. As a consequence a number of leases have been reclassified as finance leases and the related assets recognised in the balance sheet of the Group.

The Group has paid for two land use rights in China that have been reclassified under IAS 17 to non-current receivables as IAS 17 does not permit land to be classified as a finance lease unless certain conditions are met, including the title transferring to the lessor at the end of the lease.

30. Explanation of transition to Adopted IFRS (continued)

b. Intangible assets

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
Software reclassified from property, plant and equipment	8.1	6.9	6.9
Goodwill amortisation written-back to intangible assets	–	6.4	6.4
Net increase in intangible assets	8.1	13.3	13.3

Software costs and accumulated amortisation have been reclassified from property, plant and equipment (see note a).

Under IFRS 3 *Business Combinations*, goodwill is not amortised, but is tested annually for impairment. Accordingly, amortisation of goodwill in 2004 has been written-back under IFRS 3, and included as part of intangible assets. The Group tested goodwill for impairment at the date of transition to IFRS and at 4 January 2005 based upon the conditions existing at each respective date. No impairment existed at the date of transition or at 4 January 2005.

In accordance with previous GAAP all expenditure on research and development was written off in the year in which it was incurred. IAS 38 requires research costs to be written-off as incurred but development expenditure to be capitalised as an intangible asset provided certain criteria are met. Development expenditure that is incurred to maintain or enhance existing products is not deemed to be capable of capitalisation under IAS 38 and is expensed as incurred. The Group has reviewed its development costs for the period from 5 January 2002 (the intangible asset is amortised over three years straight line), and as at the date of transition, 4 January 2005 concluded that no costs meet the IAS 38 recognition criteria for capitalisation because most development expenditure in the prior period has been incurred on enhancements to existing technologies rather than new technologies.

c. Other receivables (non-current assets)

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
Pension prepayments	(21.6)	(20.7)	(20.7)
Reclassification of land use rights from property, plant and equipment	0.4	0.4	0.4
Net (decrease) in other receivables	(21.2)	(20.3)	(20.3)

Pension prepayments under UK GAAP have been written-off to reserves as part of the adoption of IAS 19 *Employee Benefits*.

Land use rights have been reclassified from property, plant and equipment (see note a).

d. Deferred tax asset and liability

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
IAS 12 deferred tax adjustment – employee benefits	(15.6)	(15.2)	(15.2)
IAS 12 deferred tax adjustment – fair value adjustments	5.6	4.8	4.8
Net (decrease) in net deferred tax creditor	(10.0)	(10.4)	(10.4)

IAS 12 required that deferred tax assets and liabilities are calculated by reference to temporary differences, the difference between the carrying amount of an asset and its tax base. The decrease in the deferred tax liability arises principally as a result of the restatement of the pension prepayments and provisions under IAS 19. The increase in the deferred tax liability arises on fair value adjustments on prior year acquisitions.

e. Trade and other receivables

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
Reclassification of prepayments on operating leases to finance leases (see note a)	–	(0.3)	(0.3)
Net (decrease) in trade and other receivables	–	(0.3)	(0.3)

f. Interest bearing loans and borrowings (non-current assets)

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
Reclassification of operating leases to finance leases	0.7	0.4	0.4
Net increase in interest bearing loans and borrowings	0.7	0.4	0.4

See note a. As part of the reclassification of operating leases to finance leases under IAS 17, the obligation under each lease is shown in interest bearing loans and borrowings.

This is the only adjustment to the cash flow for the Group. This reclassification increases the Group's net borrowing position at each of the balance sheet dates above.

30. Explanation of transition to Adopted IFRS (continued)

g. Employee benefits liability

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
Net additional liability required under IAS 19	44.2	84.7	84.7
Reclassification from provisions	8.8	8.7	8.7
Reclassification from accruals	0.3	0.4	0.4
Net increase in employee benefits liability	53.3	93.8	93.8

IAS 19 has been adopted from the date of transition as the Group has opted to apply the exemption in IFRS 1 to recognise all cumulative actuarial gains and losses at the date of transition to IFRS as an adjustment to the opening balance of retained earnings. IAS 19 prescribes a similar valuation approach to FRS 17, although the range of schemes covered is somewhat wider than FRS 17. All post retirement benefits where the actuarial and investment risk falls on the Group must be provided for on consolidation. This has required an increased liability to be shown on the balance sheet as well as the reclassification of amounts shown under provisions and accruals under prior GAAP. The effect has been to increase the employee benefits liability on the Group's balance sheet as shown above.

h. Provisions

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
Reclassification of provisions to employee benefits	(8.8)	(8.7)	(8.7)
Recognise obligation on dilapidation of lease	0.3	0.4	0.4
Reclassification of share-based payments obligation	–	(1.8)	(1.8)
Net (decrease) in provisions	(8.5)	(10.1)	(10.1)

See note g for reclassification of provisions to the employee benefits liability as part of the adoption of IAS 19.

An obligation exists to restore a site for the effect of the Group's operations. Under UK GAAP this was not recognised as part of the cost of the assets and was not provided for. Under IFRS this provision has been recognised and was £0.4 million at 4 January 2005.

Share-based payments, see note k for adjustment from UK GAAP.

i. Trade and other payables

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
Accruals reclassified to employee benefits	(0.3)	(0.4)	(0.4)
Vacation pay accrued	0.1	0.1	0.1
Other	–	0.1	0.1
Derivative financial liabilities	–	–	0.5
Net increase/(decrease) in trade and other payables	(0.2)	(0.2)	0.3

See note g for reclassification of accruals to the employee benefits liability as part of the adoption of IAS 19.

Under UK GAAP in line with many other corporates no accrual was made for vacation pay. Under IAS 19 a liability is required to be recognised for vacation pay based on the number of days leave at each balance sheet date that employees are entitled to, but have not used, and that can be used (or paid) in future periods.

The Group elected not to restate comparatives to comply with IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*, but have restated the Group's opening balance sheet at 5 January 2005. The Group has recognised derivative financial liabilities (interest rate swap and forward exchange contract) at fair value at that date, increasing liabilities by £0.5 million. The effect on reserves is to decrease retained earnings by £0.4 million and decrease the hedging reserve by £0.1 million (see notes j and k).

j. Reserves

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
IAS 19 Employee benefits translation reserve	–	1.1	1.1
IFRS 1 Reclassify revaluation reserve for property carried at deemed cost	(3.7)	(1.2)	(1.2)
IFRS 2 Share-based payments reserve (note k)	0.2	1.9	1.9
IFRS 3 Goodwill written-back to special reserve (note p)	–	(16.1)	(16.1)
IAS 21 Reclassify net exchange differences from retained earnings to translation reserve	–	(3.7)	(3.7)
IAS 21 Recycle foreign currency translation on disposal of businesses (see note p)	–	0.1	0.1
IAS 39 Hedging reserve (see note i)	–	–	(0.1)
Net (decrease) in reserves	(3.5)	(17.9)	(18.0)

The Group has recognised net foreign exchange differences in relation to the movement in the additional liability for employee benefits required under IAS 19 (see note g). In accordance with IAS 21 *The Effects of Changes in Foreign Exchange Rates*, these net exchange differences are recognised in the translation reserve as a separate component of equity.

The Group has presented net foreign exchange differences in a separate component of equity (translation reserve), as required by IAS 21.

30. Explanation of transition to Adopted IFRS (continued)

k. Retained earnings

	5 January 2004 £m	4 January 2005 £m	5 January 2005 £m
IAS 19 Employee benefits	(65.8)	(106.5)	(106.5)
IAS 12 Deferred tax (see note d)	15.6	15.2	15.2
IAS 12 Deferred tax (see note d)	(5.6)	(4.8)	(4.8)
IFRS 1 Reclassify revaluation reserve for property carried at deemed cost	3.7	1.2	1.2
IFRS 2 Employee share schemes	(0.2)	(0.1)	(0.1)
IAS 21 Reclassify net exchange differences to translation reserve (see note j)	–	3.7	3.7
IAS 21 Recycle foreign currency translation on disposed businesses (see note p)	–	(0.1)	(0.1)
IAS 37 Recognise obligations on dilapidation of lease (see note h)	(0.3)	(0.4)	(0.4)
IFRS 3 Goodwill written back to reserves (see note p)	–	16.1	16.1
IFRS 3 Goodwill amortisation written back to intangible assets (see note m)	–	6.4	6.4
IAS 19 Vacation accrual	(0.1)	(0.1)	(0.1)
IAS 39 Fair value of derivatives (see note i)	–	–	(0.4)
Net decrease in retained earnings	(52.7)	(69.4)	(69.8)

The move to IAS 19 employee benefits gives rise to an adjustment to retained earnings and other reserves (see note j) of £106.5 million and £(1.1 million) respectively, a net £105.4 million reduction in total reserves for the full year for the Group. The deficit recognised on transition in accordance with the transitional provisions of IFRS 1 amounts to £65.8 million. The increase in the deficit subsequent to 5 January 2004 has been recognised in the Statement of Recognised Income and Expenses in accordance with IAS 19 (revised).

The Group elected to adopt the fair value of property, plant and equipment on 5 January 2004 as deemed cost. On this basis, the amount recorded in the revaluation reserve has been transferred to retained earnings.

IFRS 2 *Share-based payments*, requires that an expense for share-based payments be recognised in the income statement based on the fair value at the date of grant. This expense is recognised over the vesting period of the options. The Group has not measured this expense for equity-settled share-based payment arrangements granted before 7 November 2002 in accordance with the exemption permitted under IFRS 1. The Group has adopted appropriate models for calculating the fair value. The Group has granted equity-settled share-based payments in 2002, 2003, 2004 and 2005.

The effect of accounting for equity-settled share-based payment transactions at fair value is to recognise a new share-based payment reserve of £0.2 million at the date of transition and recognise a corresponding decrease in the income and expenditure reserves of the same amount.

For the period ended 4 January 2005 a reversal of the previous GAAP charge of £1.8 million and corresponding provision of the same amount is replaced with a charge of £1.7 million and increase in the share-based payment reserve of the same amount.

Notes to reconciliation of profit

The notes below identify the adjustments made from UK GAAP to IFRS for each line item in the summary income statement.

l. Operating costs before restructuring costs, costs associated with settlement of anti-trust litigation and property disposals

Operating costs have been reduced by £2.1 million on the basis of the following adjustments:

i. IAS 19 Employee benefits charge is £2.0 million less than the previous UK GAAP charge.

ii. IFRS 2 Share-based payments overall reduction in charge of £0.1 million (see note k).

iii. IAS 19 Employee benefits vacation accrual charge (see note k) for the full year 2004 £nil .

m. Goodwill amortisation

Goodwill amortisation has been written back to intangible assets under IFRS 3 (see note b), £6.4 million for the full year 2004.

n. Net finance charges

Net finance charges have been increased by £3.9 million on the basis of two adjustments:

i. IAS 19 Employee benefits interest charge on scheme liabilities of £23.2 million and interest receivable on scheme assets of £19.4 million.

ii. IAS 17 Interest charges on operating leases reclassified as finance leases was £0.1 million.

o. Income tax expense

See note d for movement in deferred tax for 2004. For the full year 2004 the movement was a £0.4 million reduction in the tax expense.

p. Loss on sale of discontinued operations

Loss on sale of discontinued operations has been adjusted by three changes under IFRS:

i. Under IFRS 3, previously written-off goodwill to reserves but recycled through the income statement on the sale of operations, is not recycled through the income statement and the £16.1 million represents the writing back to reserves of the goodwill previously recycled (see note k).

ii. As allowed by IFRS 1, IAS 21 was adopted from the date of transition. IAS 21 requires all foreign currency translation differences, that arose on disposed businesses from the transition date to be recycled from the translation reserve to the income statement. For the full year 2004 this was £0.1 million.

iii. The net assets written off on disposal of a foreign operation were reduced by £0.1 million due to the recognition of an increased liability for employee benefits under IAS 19.

Company balance sheet

as at 4 January 2006

	Note	2005 £m	2004 £m
Fixed assets			
Tangible assets	34	**1.3**	0.8
Investment in subsidiary undertakings	35	**835.9**	793.5
Other investments	36	**0.4**	0.3
		837.6	794.6
Current assets			
Debtors – due within one year	37	**46.1**	62.1
– due after one year	37	**-**	5.5
Total debtors		**46.1**	67.6
Cash at bank and in hand		**93.4**	18.1
		139.5	85.7
Creditors – amounts falling due within one year	38	**41.2**	59.2
Net current assets		**98.3**	26.5
Total assets less current liabilities		**935.9**	821.1
Creditors – amounts falling due after more than one year			
Amounts payable to subsidiary undertakings		**474.0**	256.7
Borrowings	39	**-**	78.9
		474.0	335.6
Provisions for liabilities and charges	40	**12.7**	14.9
		486.7	350.5
Net assets		**449.2**	470.6
Capital and reserves			
Equity shareholders' funds			
Called up share capital	18	**73.2**	72.5
Share premium account	41	**85.0**	84.0
Merger reserve	41	**91.6**	91.6
Capital redemption reserve	41	**28.0**	28.0
Share-based payment reserve	41	**4.4**	-
Profit and loss account	41	**164.7**	192.2
		446.9	468.3
Non-equity shareholders' funds			
Called up share capital		**2.3**	2.3
Shareholders' funds		**449.2**	470.6

The accounts on pages 48 to 95 were approved by the Board of Directors on 22 February 2006 and were signed on its behalf by:

Warren Knowlton Chief Executive Officer

Mark Robertshaw Chief Financial Officer

Notes to the financial statements

31. Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements, except as noted below.

In these financial statements the following new standards have been adopted for the first time:

- FRS 20 *Share-based payments*
- FRS 21 *Events after the balance sheet date*
- the presentation requirements of FRS 25 *Financial instruments: presentation and disclosure;*
- FRS 26 *Financial Instruments: measurement;* and
- FRS 28 *Corresponding amounts*
- FRS 17 *Retirement benefits*

The accounting policies under these new standards are set out below together with an indication of the effects of their adoption. FRS 28 *Corresponding amounts* has had no material effect as it imposes the same requirements for comparatives as hitherto required by the Companies Act 1985.

The corresponding amounts in these financial statements are, other than those covered by the exception permitted by FRS 25, restated in accordance with the new policies. FRS 25 permits the corresponding amounts not to be restated and the Company has adopted this approach. The financial instruments policy set out below provides further details of the current year and comparative year basis and of the change booked on 5 January 2005.

Basis of preparation

The financial statements have been prepared in accordance with applicable accounting standards, and under the historical costs accounting rules.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Under Financial Reporting Standard 1 the Company is exempt from the requirement to prepare a cash flow statement on the grounds that the cashflows of the Company are included within the published consolidated financial statement.

Fixed assets and depreciation

Depreciation is provided to write-off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Buildings	- 50 years
Motor vehicles	- 3 years
Fixtures	- 10–20 years
Computer software	- 3 years

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the contracted rate or the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Leases

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

Post retirement benefits

The Company participates in a group wide pension scheme providing benefits based on final pensionable pay. The assets of the scheme are held separately from those of the Company. The Company is unable to identify its share of the underlying assets and liabilities of the scheme on a consistent and reasonable basis and therefore, as required by FRS 17 *Retirement benefits*, accounts for the scheme as if it were a defined contributions scheme. As a result, the amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

This is the first year the Company has fully adopted FRS 17. As a result, the prior year SSAP 24 pension prepayment of £5.4 million has been written back to reserves. Refer to note 43 for the additional disclosures required by FRS 17.

31. Accounting policies (continued)

Taxation

The charge for taxation is based on the result for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Classification of financial instruments issued by the Company

Following the adoption of FRS 25, financial instruments issued by the Company are treated as equity (i.e. forming part of shareholders' funds) only to the extent that they meet the following two conditions:

a) They include no contractual obligations upon the Company to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company; and

b) Where the instrument will or may be settled in the Company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company's own equity instruments or is a derivative that will be settled by the Company's exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company's own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Finance payments associated with financial liabilities are dealt with as part of interest payable and similar charges. Finance payments associated with financial instruments that are classified as part of shareholders' funds (see dividends policy), are dealt with as appropriations in the reconciliation of movements in shareholders' funds.

The Company has taken advantage of the transitional arrangements of FRS 25 not to restate corresponding amounts in accordance with the above policy. The adjustment necessary to implement this policy has been made as at 5 January 2005 with the net adjustment to the net assets less minority interests, after tax, taken through the 4 January 2006 reconciliation of movements in shareholders' funds. Corresponding amounts for 4 January 2005 are presented and disclosed in accordance with the requirements of FRS 4 (as applicable in 4 January 2005).

The main differences between the 4 January 2005 and 4 January 2006 bases of accounting are shown below:

Effect in the balance sheet at 5 January 2005:

	£m
Derivative financial liabilities	0.5
Profit and loss account	(0.5)

In the year ended 4 January 2006 hedging instruments and hedged items are accounted for separately in the balance sheet. Gains and losses in both are included in profit for the year when they arise (fair value hedges) or when the hedged transaction occurs having first recorded those on the hedging instrument in equity (cash flow hedges, to the extend effective). In the year ended 4 January 2005 hedging instruments were not recognised and hedged items were held at cost (amortised as appropriate) without any adjustment in respect of the hedged risk. On 5 January 2005 the hedged items and hedging instruments are brought separately on to the balance sheet in accordance with the year ended 4 January 2006 policy. The cash flow statement is unaffected by this change in accounting policy.

Certain financial assets and liabilities, originally held at historical cost less (in the case of assets) provision for impairment, have been designated as fair value through profit or loss. The fair value of such instruments at 5 January 2005 has been recognised in the balance sheet at that date. During the year ended 4 January 2006 changes in fair value for such instruments were recognised immediately in the income statement. The cash flow statement is unaffected by this change in accounting policy.

Own shares held by ESOP trust

Transactions of the Group-sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchase of shares in the Company are debited directly to equity.

Share-based payments

The share option programme allows employees to acquire shares of the Company. The fair value of options granted after 7 November 2002 and those not yet vested as at 5 January 2005 is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee become unconditionally entitled to the options. The fair value of the options granted is measured using an option pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

In the year ended 4 January 2005, share-based payments were accounted for under UITF Abstract 17 (revised) *Employees share schemes*. The prior year charge of £1.8 million has been written-back to reserves.

Dividends on shares presented within shareholders' funds

Dividends unpaid at the balance sheet date are only recognised as a liability at that date to the extent that they are appropriately authorised and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

Financial guarantee contracts

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

32. Staff numbers and costs

The average number of persons employed by the Company (including Directors) during the year, analysed by category, was as follows:

	Number of employees	
	2005	2004
Directors and head office staff	**29**	32
Global business units staff	**13**	11
	42	43

The aggregate payroll costs of these persons were as follows:

	2005 £m	2004 £m
Wages and salaries	**7.3**	9.2
Share-based payments (see note 21)	**2.5**	–
Social security costs	**2.0**	0.7
Other pension costs	**2.1**	3.6
Total cost	**13.9**	13.5

33. Dividends

Dividends payable for 1st and 2nd preference shares were £33,753 (2004: £11,333) of which £22,490 (2004: Nil) was outstanding at the balance sheet date.

For proposed Group ordinary dividends see the consolidated income statement on page 48.

34. Tangible assets

	Plant, equipment and fixtures £m
Cost	
At 5 January 2005	**1.1**
Additions	**0.9**
Less: disposals and write-offs	**(0.2)**
At 4 January 2006	**1.8**
Aggregate depreciation	
At 5 January 2005	**0.3**
Amount provided for in the year	**0.4**
Less: eliminated in respect of disposals and write-offs	**(0.2)**
At 4 January 2006	**0.5**
Net book amounts at 4 January 2006	**1.3**
Net book amounts at 4 January 2005	**0.8**

35. Investment in subsidiary undertakings

	Shares £m	Loans £m	Total £m
Cost			
At 5 January 2005	**565.0**	**334.8**	**899.8**
Additions	**19.3**	**64.0**	**83.3**
Less: disposals/loan repayments	**(0.6)**	**(36.1)**	**(36.7)**
At 4 January 2006	**583.7**	**362.7**	**946.4**
Amounts provided			
At 5 January 2005	**102.6**	**3.7**	**106.3**
Provided in the year	**4.2**	**-**	**4.2**
At 4 January 2006	**106.8**	**3.7**	**110.5**
Net book amounts at 4 January 2006	**476.9**	**359.0**	**835.9**
Net book amounts at 4 January 2005	**462.4**	**331.1**	**793.5**

A list of principal subsidiary undertakings is shown in note 46.

36. Other investments

	Investments in joint ventures £m
At 5 January 2005	**0.3**
Additions	**0.4**
Disposals	**(0.3)**
At 4 January 2006	**0.4**

37. Debtors

	2005 £m	2004 £m
Due within one year:		
Trade debtors	**0.2**	-
Other debtors	**4.3**	0.8
Derivative financial assets	**0.1**	-
Taxation	**-**	2.1
Prepayments and accrued income	**1.2**	2.6
Amounts receivable from subsidiary undertakings	**40.3**	56.6
	46.1	62.1
Due after more than one year:		
Prepaid pension contributions and other debtors	**-**	5.5
	46.1	67.6

38. Creditors - amounts falling due within one year

	2005 £m	2004 £m
Due within one year:		
Borrowings	**18.3**	36.1
Trade creditors	**6.0**	2.9
Amounts payable to subsidiary undertakings	**3.7**	8.7
Other creditors, including social security	**0.3**	2.3
Accruals and deferred income	**12.9**	9.2
	41.2	59.2

39. Borrowings

	2005 £m	2004 £m
Bank and other loans	**-**	101.7
Bank overdrafts	**18.3**	13.3
	18.3	115.0
Less: amount repayable within one year included within current liabilities	**(18.3)**	(36.1)
Total repayable after more than one year	**-**	78.9

As more fully explained in note 20, classifications of financial liabilities are determined on different bases in 4 January 2006 and 4 January 2005 due to the transitional provisions of FRS 25.

The Company has taken advantage of the exemption not to include comparative disclosures under FRS 13 as these are included within the Group's comparative disclosures (see note 19).

40. Provisions for liabilities and charges

	Closure and restructuring provisions £m	Other provisions £m	Environmental provisions £m	Deferred taxation £m	Total £m
At 5 January 2005	**4.8**	**3.8**	**0.3**	**6.0**	**14.9**
Effect of adoption of FRS 20 net of tax on 5 January 2005	**-**	**(1.8)**	**-**	-	**(1.8)**
Provided in the year	**0.7**	**2.6**	**0.8**	**-**	**4.1**
Utilised in the year	**(1.2)**	**(1.4)**	**(0.1)**	**(1.8)**	**(4.5)**
At 4 January 2006	**4.3**	**3.2**	**1.0**	**4.2**	**12.7**

Closure and restructuring provisions relate mainly to an onerous lease provision for Morgan House, the Company's previous registered address.

Environmental provisions are for known environmental issues which the Company will rectify over the next few years. The Company has a constructive obligation to remedy any known environmental problems.

40. Provisions for liabilities and charges (continued)

The deferred taxation provision is analysed as follows:

	2005 £m	2004 £m
United Kingdom:		
Accelerated capital allowances	**4.3**	4.6
Pension	**-**	1.6
Other timing differences	**(0.1)**	(0.2)
	4.2	6.0

41. Share premium and reserves

	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Share-based payment reserve £m	Profit and loss £m
At 5 January 2005	**84.0**	**91.6**	**28.0**	**-**	**192.2**
Effect of adoption of FRS 20 net of tax on 5 January 2005 (see note 21)	**-**	**-**	**-**	**1.9**	**-**
Effect of adoption of FRS 25 net of tax on 5 January 2005	**-**	**-**	**-**	**-**	**(0.5)**
Cash flow hedges: Effective portion of changes in fair values	**-**	**-**	**-**	**-**	**0.6**
Charge in relation to share based payments for the year	**-**	**-**	**-**	**2.5**	**-**
Premium on share issues, less expenses	**1.0**	**-**	**-**	**-**	**-**
Purchase of shares for LTIP	**-**	**-**	**-**	**-**	**(3.5)**
Reversal of SSAP 24 pension prepayments	**-**	**-**	**-**	**-**	**(5.4)**
Retained (loss) for the year	**-**	**-**	**-**	**-**	**(18.7)**
	85.0	**91.6**	**28.0**	**4.4**	**164.7**

During the year shares with a value of £3.5 million were purchased to satisfy awards granted under the Long-Term Incentive Plans. These have been recognised as a deduction from shareholders' funds. The shares are held in a trust administered by Bermuda Trust (Jersey) Limited and are distributed by them in a discretionary settlement governed by the rules of the 2004 and 2005 LTIP and the Trust deed dated 1 March 1996.

The total number of own shares held by the Trust at 4 January 2006 is 4,720,080 (2004: 2,720,080) and at that date had a market value of £11,802,799.

A Special Resolution to cancel the Share Premium Account was passed at the Annual General Meeting of the Company held on 11 June 1993. This cancellation was confirmed by an Order of the High Court of Justice, Chancery Division, on 14 July 1993. The amount of £88.9 million standing to the credit of the Share Premium Account on 14 July 1993 was transferred to the Special reserve against which goodwill on consolidation can be written-off. This reserve, together with the amounts standing to the credit of the Share Premium Account on 12 October 1990 of £71.5 million, on 19 June 1987 of £38.9 million and on 27 July 1989 of £12.3 million which were transferred following previous Orders of the High Court, becomes distributable to the extent of subsequent increases in issued share capital and Share Premium Account.

The amount of reserves of The Morgan Crucible Company plc that may not be distributed under Section 264(3) of the Companies Act 1985 is £206.5 million (2004: £205.4 million).

42. Leasing commitments

Operating leasing commitments during the next year, for which no provision has been made in these accounts, are:

	Land and buildings 2005 £m	Other 2005 £m	Land and buildings 2004 £m	Other 2004 £m
Less than one year	**0.1**	**-**	–	0.1
Between one and five years	**0.2**	**-**	0.5	–
More than five years	**0.8**	**-**	1.3	–
	1.1	**-**	1.8	0.1

43. Pension costs

The Morgan Pension Scheme and The Morgan Senior Staff Pension and Life Assurance Scheme

The Company participates in two defined benefit schemes in the UK. The assets of these schemes are held in separate trustee administered funds, the Morgan Pension Scheme ("MPS") and the Morgan Group Senior Staff Pension and Life Assurance Scheme ("SSS"). Given that the Company is unable to identify its share of the scheme assets and liabilities on a consistent and reasonable basis, as permitted by FRS 17 "Retirement Benefits", the schemes have been accounted for in these financial statements as if they were defined contribution schemes.

The latest actuarial valuations of the "MPS" and "SSS" schemes were carried out as at 6 April 2004 and 1 April 2004 respectively and updated for FRS 17 purposes to 31 December 2005 by a qualified independent actuary. The results for these schemes, in respect of the Group are shown below:

Assumptions:	2005 %	2004 %
RPI inflation	**2.75**	2.75
Discount rate	**5.00**	5.50
Pension increases in payment	**2.75/3.15**	2.75/3.15
General salary increases	**3.75/4.75**	3.75/4.75

43. Pension costs (continued)

The assets in the scheme and the expected rates of return were:

Asset distribution	2005 Expected return %	2005 £m	2004 Expected return %	2004 £m	2003 Expected return %	2003
Equities	**7.5**	**179.3**	8.0	155.3	8.0	144.6
Bonds	**5.0**	**29.8**	5.5	24.0	5.8	–
Gilts	**4.0**	**20.3**	4.5	16.0	4.5	67.4
Property	**5.8**	**31.5**	6.3	28.0	6.3	–
Other	**4.2**	**10.1**	4.7	7.6	n/a	–
Total market value of assets		**271.0**		230.9		212.0
Present value of liability		**(334.6)**		(289.9)		(239.5)
(Deficit) in the scheme		**(63.6)**		(59.0)		(27.5)
Employer contributions (due) – (creditor) due within one year		**(1.3)**		(0.3)		–

The contribution for the year was £6.9 million (2004: £4.0 million).

44. Contingent liabilities

The Company has not adopted the amendment to FRS 26 in relation to financial guarantee contracts which will apply for periods commencing on or after 1 January 2006.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

There are no other contingent liabilities in the Company as at 4 January 2006.

45. Related parties

The Directors have reviewed transactions with related parties (as defined in FRS 8 *Related Party Disclosures*) and have concluded that there are no material transactions which require disclosure which have not been acknowledged elsewhere in the Annual Report and Accounts.

46. Principal subsidiary undertakings

	Country of incorporation and principal place of business
Carbon companies	
*Morganite Krug SA Industrial and Comercio Limitada	Brazil
Morganite Electrical Carbon Limited	England
*Morgan Rekofa GmbH	Germany
*Elettrolitica Del Basso Nera SpA	Italy
*Morganite Luxembourg S.A.	Luxembourg
*National Electrical Carbon B.V.	Netherlands
*Morganite South Africa Pty. Limited	South Africa
*Morgan Korea Limited (93.2% interest)	South Korea
*Morgan Advanced Materials and Technology Inc.	USA
*National Electrical Carbon Products Inc.	USA
Ceramics companies	
*Morganite do Brasil Industrial Limitada	Brazil
Shanghai Morgan Matroc Technical Ceramics Company Limited (90% interest)	China
Dalian Morgan Refractories Limited (70% interest)	China
Morgan Advanced Ceramics Limited	England
Morgan Electro Ceramics Limited	England
Morganite Crucible Limited	England
*Thermal Ceramics (UK) Limited	England
*Thermal Ceramics de France S.A.	France
*Carl Nolte Söhne GmbH and Co K.G.	Germany
Thermal Ceramics Deutschland GmbH & Co K.G.	Germany
*W Haldenwanger Technische Keramik GmbH and Co K.G	Germany
*Murugappa Morgan Thermal Ceramics Limited (51% interest)	India
*Thermal Ceramics Italiana S.r.l.	Italy
Shinnika Thermal Ceramics Corporation (50% interest)	Japan
Grupo Industrial Morgan S.A. de C.V.	Mexico
*Thermal Ceramics South Africa Pty. Limited	South Africa
*Morgan Advanced Ceramics Inc.	USA
*Thermal Ceramics Inc.	USA
Other subsidiary undertakings	
*Morganite Canada Corporation	Canada
*Morganite Industries Inc.	USA

100% ownership of Ordinary share capital, unless otherwise stated.

*Denotes companies some or all of whose shares are owned by a subsidiary

The following German subsidiaries which are included in the Group consolidated accounts are utilising the regulations of article 264 paragraph III and article 264b German Commercial Code to be liberated from preparing audited statutory accounts:

- W Haldenwanger Technische Keramik GmbH & Co K.G.
- Thermal Ceramics Deutschland GmbH & Co K.G.

47. Company reconciliation of movements in shareholder's funds

for the year ended 4 January 2006

	2005 £m	2004 £m
Retained loss for the financial year	**(18.7)**	(17.9)
Effect of adoption of FRS 20 net of tax on 5 January 2005	**1.9**	-
Effect of adoption of FRS 25 net of tax on 5 January 2005	**(0.5)**	-
Cash flow hedges: Effective portion of changes in fair values	**0.6**	-
Reversal of SSAP 24 pension prepayment	**(5.4)**	-
Purchase of shares for LTIP plan	**(3.5)**	(3.4)
Charge in relation to share-based payments	**2.5**	-
New share capital subscribed (net of issue costs)	**1.7**	54.1
Net addition to shareholders' funds	**(21.4)**	32.8
Opening shareholders' funds	**470.6**	437.8
Closing shareholders' funds	**449.2**	470.6

Statistical information

Under UK GAAP

	2001 £m	2002 £m	2003 Restated* £m
Turnover	1,024.5	880.3	849.6
Operating profit before goodwill amortisation and operating exceptionals	64.3	34.1	42.6
Operating profit/(loss) before goodwill amortisation	64.3	(23.2)	(24.7)
Goodwill amortisation	(7.7)	(7.7)	(7.5)
Group operating profit/(loss)	56.6	(30.9)	(32.2)
Corporate exceptional items	(17.6)	(15.0)	(30.1)
Net finance charges and similar items	(19.2)	(12.8)	(15.7)
Profit/(loss) on ordinary activities before taxation	19.8	(58.7)	(78.0)
Taxation	(12.5)	0.5	2.4
Profit/(loss) on ordinary activities after taxation	7.3	(58.2)	(75.6)
Minority interests and preference dividends	(3.5)	(3.3)	(2.6)
Profit/(loss) attributable to the ordinary shareholders	3.8	(61.5)	(78.2)
Ordinary dividends	(17.2)	–	–
Retained profit/(loss) for the period	(13.4)	(61.5)	(78.2)

Assets employed			
Goodwill	138.4	130.5	112.2
Tangible fixed assets	490.3	433.6	386.3
Investments	23.1	7.2	5.6
Net current assets	159.3	96.7	143.0
Total assets less current liabilities	811.1	668.0	647.1
Term loans and exchangeable redeemable preference shares	261.2	178.6	230.6
Provisions and other items	128.4	139.0	156.7
	421.5	350.4	259.8

Financed by			
Shareholders' funds	410.3	340.1	249.5
Minority interests	11.2	10.3	10.3
	421.5	350.4	259.8

Ordinary dividends per share	7.4p	–	–
Earnings/(loss) per share			
- basic	1.6p	(26.5p)	(31.9p)
- basic before goodwill amortisation	5.0p	(23.2p)	(28.9p)
- diluted	1.6p	(26.5p)	(31.9p)
- underlying	9.2p	1.7p	6.0p
- underlying before goodwill amortisation	12.5p	5.0p	9.1p

*The Group has complied with UITF Abstract 38 *Accounting for ESOP trusts*. This has resulted in the reclassification of own shares held in employee trusts from investments to shareholders' funds and has been accounted for as a prior year adjustment, £0.7 million. In addition, the results of the prior year have been restated for the impact of the Rights issue during the year. The results of earlier years have not been restated for the impact of the Rights issue.

Statistical information

Under IFRS

	IFRS 2004 £m	IFRS 2005 £m
Revenue	795.9	**745.7**
Profit from operations before restructuring costs, costs associated with settlement of prior period anti-trust litigation and property disposals	55.8	**66.0**
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	(58.7)	**(32.0)**
Loss on disposal of property	(3.8)	**(0.4)**
Operating profit/(loss)	(6.7)	**33.6**
Net financing costs	(16.1)	**(13.1)**
Loss on partial disposal of businesses	(8.2)	**(0.1)**
Profit/(loss) before taxation	(31.0)	**20.4**
Income tax expense	(2.5)	**(8.8)**
Profit/(loss) after taxation but before gains/(loss) on sale of discontinued operations	(33.5)	**11.6**
Gain/(loss) on sale of discontinued operations, net of tax	(26.7)	**42.6**
Profit/(loss) for the period	(60.2)	**54.2**

Assets employed		
Property, plant and equipment	319.8	**235.3**
Intangible assets	107.1	**46.6**
Investments and other receivables	9.1	**6.4**
Deferred tax assets	31.2	**27.4**
Net current assets	54.3	**94.2**
Total assets less current liabilities	521.5	**409.9**
Employee benefits	183.0	**124.2**
Provisions and other items	143.3	**61.9**
Deferred tax liabilities	42.1	**28.1**
	153.1	**195.7**
Equity		
Total equity attributable to equity holders of the parent company	142.4	**182.3**
Minority interest	10.7	**13.4**
Total equity	153.1	**195.7**

Ordinary dividends per share	–	**2.5p**
Earnings/(loss) per share		
- basic	(22.2p)	**18.1p**
- diluted	(22.2p)	**17.2p**
- underlying	10.0p	**13.1p**
- underlying diluted	9.8p	**12.5p**

Designed + produced by Radley Yeldar (London)

The Morgan Crucible Company plc
Quadrant
55–57 High Street
Windsor
Berkshire SL4 1LP

Morgan